PROSPECTUS	Filed pursuant to Rule 424(b)(3) File No. 333-117622 333-117622-01 333-117622-02 333-117622-03 333-117622-04 333-117622-05 333-117622-06 333-117622-07

WISE METALS GROUP LLC

WISE ALLOYS FINANCE CORPORATION

$150,000,000

OFFER TO EXCHANGE

10 1/4% Senior Secured Notes due 2012,

for any and all outstanding

10 1/4% Senior Secured Notes due 2012,

of

Wise Metals Group LLC and Wise Alloys Finance Corporation

The exchange offer will expire at 12:00 a.m. midnight, New York City time,

on December 1, 2004, which is 20 business days after the commencement of the exchange offer, unless extended.

The Company:

•	We are the third largest producer of aluminum beverage can stock in the world and one of the largest aluminum scrap recyclers in the United States.

The Issuers:

•	Wise Metals Group LLC, or “Wise Group” and Wise Alloys Finance Corporation. Wise Alloys Finance Corporation is an indirect wholly-owned subsidiary of Wise Group with nominal assets and which conducts no business or operations. Wise Group and Wise Alloys Finance Corporation are collectively referred to in this prospectus as the “issuers”.

The Offering:

•	Offered securities: the securities offered by this prospectus are senior secured notes, which are being issued in exchange for senior secured notes sold by us in our private placement that we consummated on May 5, 2004. The exchange notes are substantially identical to the original notes and are governed by the same indenture governing the original notes. Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

•	Expiration of offering: the exchange offer expires at 12:00 a.m. midnight, New York City time, on December 1, 2004, which is 20 business days after the commencement of the exchange offer, unless extended.

The Exchange Notes:

•	Maturity: May 15, 2012.

•	Interest payment dates: semiannually on each May 15 and November 15, beginning on November 15, 2004.

•	Redemption: we can redeem the exchange notes on or after May 15, 2008, except we may redeem up to 35% of the exchange notes prior to May 15, 2007 with the proceeds of certain equity offerings. We are required to redeem the exchange notes under some circumstances involving changes of control and asset sales.

•	Ranking: the exchange notes will be the senior secured obligations of the issuers and will rank pari passu with the existing and future secured senior debt of the issuers and senior to all of the issuers’ existing and future subordinated debt. Each of our current subsidiaries and each of future domestic restricted subsidiaries will guarantee the notes on a senior secured basis. The exchange notes and the guarantees will be effectively subordinated to our obligations under our senior secured credit facility, to the extent of the value of the collateral in which the lenders under that facility have a first priority lien.

•	Neither an exchange of an original note for an exchange note nor the filing of a registration statement with respect to the resale of the exchange notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing.

See “ Risk Factors,” beginning on page 11, for a discussion of some factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 1, 2004

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the exchange notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. We will provide such information to holders of original notes without charge, upon written or oral request by contacting us at our address, 857 Elkridge Landing Road, Suite 600, Linthicum, Maryland 21090 or call us at (410) 636-6500. To obtain timely delivery, holders of exchange notes must request the documents no later than November 23, 2004, which is five business days before the currently scheduled expiration date.

MARKET AND INDUSTRY DATA

Market and industry data and other statistical information and forecasts used in this prospectus, including information relating to our relative position in the aluminum beverage can industry, is based on independent industry reports by market research firms or other published independent sources, including The Aluminum Association, Inc., a trade association for producers of primary aluminum and semi-fabricated aluminum products and recyclers as well as suppliers to the industry, and the Can Manufacturers Institute, a trade association for can manufacturers and their suppliers. Some of the data, statistical information and forecasts are also based on our good faith estimates, which are derived from management’s review of internal surveys, and other independent sources and publicly available information. Market share data and other market and capacity data are generally based upon information from customers and internal estimates derived from information gathered by our sales and marketing force in connection with their roles. However, such data is subject to change and cannot always be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

FORWARD-LOOKING STATEMENTS

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs.

Some statements and information contained in this prospectus are not historical facts, but are “forward-looking statements,” as such term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements may differ from actual future results due to, but not limited to, those factors referenced under “Risk Factors” and/or any of the following factors:

•	sales to our major customers,

•	competition from non-aluminum sources of packaging,

•	our relationship with our employees and labor unions,

•	general economic conditions, including those affecting our ability to obtain financing,

•	conditions in the capital markets, or in industry conditions, including those affecting our customers and suppliers,

•	technological developments,

•	aluminum demand and prices, and the market for scrap aluminum,

•	changes in consumer tastes and preferences,

•	cost and availability of raw materials and energy,

•	environmental regulations to which our operations are subject,

•	changes in our credit rating or in the rating of our indebtedness,

•	changes in accounting policies or practices adopted voluntarily or as required by regulations or generally accepted accounting principles, and

•	our ability to attract and retain executives and other key personnel.

You should consider these important factors as well as those referenced under “Risk Factors” in evaluating any statement in this prospectus or otherwise made by us or on our behalf. We have no obligation to update or revise these forward-looking statements.

These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PROSPECTUS SUMMARY

The following prospectus summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. As used in this prospectus, all references to “Wise Metals,” “Wise Group,” “us,” “the Company” and all similar references are to Wise Metals Group LLC, a Delaware limited liability company, a joint issuer of the notes and its subsidiaries as a consolidated entity, unless otherwise expressly stated or the context otherwise requires. Wise Alloys Finance Corporation, a Delaware corporation, a joint issuer of the notes, is our wholly-owned subsidiary. As used in this prospectus, all references to “Wise Alloys” or “Alloys” refer to Wise Alloys LLC, a Delaware limited liability company, that is our wholly-owned operating company. All references to “Wise Recycling” or “Recycling” refer to Wise Recycling LLC, a Maryland limited liability company that is our wholly-owned subsidiary.

We are the third largest producer of aluminum beverage can stock in the world and one of the largest aluminum scrap recyclers in the United States. Beverage can stock is aluminum sheet specifically designed and engineered for the production of aluminum beverage cans. In 2003, we supplied 15% of the North American market for aluminum beverage can stock as measured by volume, and we own one of only five beverage can stock facilities in North America, which provides valuable capacity to a consolidated industry. Since purchasing our production facilities from Reynolds Metals Company in January 1999, we have diversified our customer base from a single customer, Ball Corporation, to include Crown Holdings, Inc. and Rexam PLC, the three largest beverage can manufacturers in the world, together representing 77% of the beverage can stock purchased in North America in 2003. Our beverage can stock customers produce aluminum cans for the largest brewers and carbonated soft drink bottlers in North America. In addition, we produce food can stock and semi-fabricated aluminum sheet for transportation and other markets. Unlike our principal competitors, we do not manufacture aluminum from bauxite. Instead, we process aluminum scrap and prime aluminum manufactured by third parties. Our recycling operation, Wise Recycling, provides aluminum feedstock for our aluminum sheet production and collects other forms of non-ferrous scrap for sale in the merchant market.

Competitive Strengths

We believe we have a strong competitive position in the aluminum sheet market as a result of a number of factors, including:

•	State-of-the-Art Facilities with Flexible Production Capabilities;

•	Significant Market Share and Industry Presence;

•	Management Excellence;

•	Utilization of Scrap as our Principal Aluminum Feedstock; and

•	Effective Management of Aluminum Price Fluctuations.

Business Strategy

The development of our business is based on the following key strategies:

•	Increasing Market Share of Beverage Can Stock;

•	Increasing Operating Efficiency and Improve Cost Structure;

•	Penetrating New Markets and Utilize Capacity;

•	Capitalizing on Acquisition Opportunities; and

•	Developing our Recycling Operations.

The address of each of our principal executive offices is 857 Elkridge Landing Road, Suite 600, Linthicum, Maryland 21090 and our telephone number is (410) 636-6500.

THE EXCHANGE OFFER

Expiration Date	12:00 a.m. midnight, New York City time, on December 1, 2004, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.

Registration Rights

In a registration rights agreement dated as of May 5, 2004, the holders of 10 1/4% senior secured notes due 2012, which are referred to in this prospectus as the “original notes”, were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the original notes that you hold for 10 1/4% senior secured notes due 2012, which are referred to in this prospectus as the “exchange notes”, with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your exchange notes.

Accrued Interest on the Exchange Notes and Original Notes

The exchange notes will bear interest from May 5, 2004. Holders of original notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on those original notes accrued to the date of issuance of the exchange notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon some customary conditions which we may waive and upon compliance with securities laws.

Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal and must mail or otherwise deliver this documentation together with the original notes to the exchange agent; or

•	arrange for The Depository Trust Company (“DTC”) to transmit required information in accordance with DTC’s procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders

If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer or registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender you original notes and:

•	time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or

•	you cannot complete the procedure for book-entry transfer on time; or

•	your original notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of original notes at any time by or prior to 12:00 a.m. midnight, New York City time, on the expiration date.

Failure to Exchange Will Affect You Adversely

If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and you will continue to be restricted from transferring your original notes. Accordingly, the liquidity of the original notes will be adversely affected.

Federal Tax Considerations

We believe that the exchange of the original notes for the exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder’s holding period for exchange notes will include the holding period for original notes, and the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the original notes exchanged. See “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	The Bank of New York, trustee under the indenture under which the exchange notes will be issued, is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

THE EXCHANGE NOTES

The following is a brief summary of certain terms of the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of Exchange Notes” in this prospectus.

Issuers	The exchange notes will be the joint and several obligations of Wise Metals Group LLC and Wise Alloys Finance Corporation.

Notes offered	The form and terms of the exchange notes will be the same as the form and terms of the original notes except that:

•	the exchange notes will bear a different CUSIP number from the original notes;

•	the exchange notes will have been registered under the Securities Act of 1933, or the Securities Act, and therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the exchange notes.

Maturity	May 15, 2012.

Interest payment dates	May 15 and November 15, beginning November 15, 2004. Interest will accrue from May 5, 2004.

Guarantees

Each of our current subsidiaries and each of our future domestic restricted subsidiaries will guarantee the exchange notes on a senior secured basis, the same basis on which the original notes are guaranteed, subject to the intercreditor agreement.

Collateral

The exchange notes and the guarantees will be secured by a first priority lien, subject to certain permitted encumbrances, on substantially all of our real property, equipment and other personal property and all additions and improvements thereto and the proceeds therefrom. The first priority lien will not extend to the assets securing our senior secured credit facility. The exchange notes will be secured by a second priority lien on all the assets securing our senior secured credit facility, which includes our inventory and accounts receivable, other personal property relating to the inventory and accounts receivable, tax refunds, and all proceeds of the foregoing. See “Description of Exchange Notes—Collateral” and “—Intercreditor Agreement.”

Ranking

The exchange notes and the guarantees will be our senior secured obligations. The exchange notes and the guarantees will rank equal with our future and existing senior debt and will rank senior in right of payment to any future subordinated debt. The exchange notes and the guarantees will be effectively subordinated to our amended and restated senior secured credit facility with respect to the collateral in which the lenders under that facility have a first priority lien, to the extent of the value of those assets.

As of June 30, 2004, we and the guarantors had:

•	$150.0 million of senior secured debt outstanding represented by the original notes,

•	$64.0 million of outstanding debt (excluding $2.7 million of outstanding letters of credit), and $11.1 million of additional available borrowings under our senior secured credit facility, which is generally secured by a first priority lien on the assets on which the noteholders will have a second priority lien and a second priority lien on the assets on which the noteholders will have a first priority lien, and no senior unsecured indebtedness.

Optional redemption

We may redeem some or all of the exchange notes at any time on or after May 15, 2008 at the redemption prices described in this prospectus under the heading “Description of Exchange Notes —Redemption—Optional Redemption.”

Optional redemption with equity offering proceeds

On or prior to May 15, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net proceeds of an equity offering at 110.25% of the principal amount of the exchange notes, plus accrued and unpaid interest, so long as at least 65% of the aggregate principal amount of the exchange notes issued under the indenture remains outstanding after such redemption. See “Description of Exchange Notes—Redemption—Optional Redemption upon Equity Offerings.”

Change of control

If a change of control occurs, each holder of exchange notes may require us to repurchase some or all of its notes at a purchase price equal to 101% of the principal amount of the exchange notes, plus accrued and unpaid interest. See “Description of Exchange Notes —Change of Control.”

Covenants	The indenture governing the exchange notes will contain covenants that, among other things, will limit our ability and the ability of our existing and future restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends or distributions on our capital stock, repurchase our capital stock or make other restricted payments,

•	create certain liens;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	place restrictions on the ability of our subsidiaries to distribute or lend money to us;

•	issue or sell stock of our restricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of any future restricted subsidiaries on a consolidated basis.

These covenants will be subject to important exceptions and qualifications, which are described under “Description of Exchange Notes—Certain Covenants.”

Exchange Offer; Registration Rights

You have the right to exchange the original notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy that right. The exchange notes will not provide you with any further exchange or registration rights.

Resales Without Further Registration

We believe that the exchange notes issued in the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes issued in the exchange offer in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

Each of the participating broker-dealers that receives exchange notes for its own account in exchange for original notes that were acquired by it as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the exchange notes. We do not intend to list the exchange notes on any securities exchange.

Risk Factors

Investing in the notes and participating in the exchange offer involve substantial risk. Investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors”.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary historical financial information. The summary historical statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the summary historical balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2001 is derived from audited consolidated financial statements and related notes not included in this prospectus. The summary historical consolidated financial information as of and for the six months ended June 30, 2003 and 2004 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Until June 30, 2003, we accounted for our 50% membership interest in Wise Recycling using the equity method. With the acquisition of the remaining 50% membership interest, Wise Recycling has been included in our statement of operations data since July 1, 2003. You should read the following summary historical financial and other information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
	(audited)			(unaudited)
Statement of Operations Data:
Sales	$641,945	$628,313	$619,058	$313,773	$395,169
Cost of sales	600,939	593,048	601,675	308,212	387,318

Gross margin	41,006	35,265	17,383	5,561	7,851
Other operating expenses	12,614	12,946	4,889	224	5,116

Operating income	28,392	22,319	12,494	5,337	2,735
Interest expense and fees	(18,112)	(11,113)	(14,400)	(7,264)	(7,555)
Other income (expense) net	(15,339)	23,921	9,469	2,316	(11,485)
Cumulative effect of change in accounting principle	(3,152)	—	—	—	—

Net income (loss)	$(8,211)	$35,127	$7,563	$389	$(16,305)

Other Data:
Depreciation and amortization	8,084	8,679	12,300	6,081	6,580
Adjusted EBITDA(1)	29,213	38,404	36,011	15,456	14,789
Capital expenditures	8,419	14,248	10,143	7,879	3,412
Total pounds billed—rolled aluminum (in millions)	584	599	570	295	337
Number of employees at end of period—Total	1,067	1,085	1,147	1,147	1,112
Number of employees at end of period—Alloys	1,053	1,067	1,026	1,026	981
Total man hours worked (in thousands)	2,058	1,809	1,747	887	812
Packed pounds (in millions)	621	608	600	278	310
Pounds packed per man hour	302	336	344	313	382
Balance Sheet Data (at period end):
Cash and cash equivalents	$109	$3,533	$903	$102	$1,117
Property and equipment, net	75,372	81,979	86,257	83,777	83,089
Total assets	241,396	279,213	285,640	265,780	313,263
Working capital	53,026	13,455	18,016	9,329	81,949
Total debt	136,476	163,435	175,270	160,597	213,962

(1)	Adjusted EBITDA represents EBITDA (defined as net income (loss) before income taxes, plus interest expense and fees, net, and depreciation and amortization), adjusted to exclude cumulative effect of change in accounting principle, LIFO adjustments and mark-to-market adjustment for contracts under SFAS 133. Adjusted EBITDA is not intended to represent cash flows from operations as defined using generally accepted accounting principles and should be considered in addition to, and not as a substitute for, cash flows as a measure of liquidity or net earnings as a measure of operating performance. We include Adjusted EBITDA information because this measure is used to measure our compliance with debt covenants and by investors and noteholders to evaluate our ability to service debt. Our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following sets forth the reconciliation of Adjusted EBITDA to net income (loss):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Net income (loss)	$(8,211)	$35,127	$7,563	$389	$(16,305)
Interest expense and fees, net	18,112	11,113	14,400	7,264	11,510	(a)
Cumulative effect of change in accounting principle	3,152	—	—	—	—
Depreciation and amortization	8,084	8,679	12,300	6,081	6,580
LIFO adjustments(b)	(9,676)	(3,811)	9,944	3,738	8,974
Mark-to-market adjustment for contracts under SFAS 133(c)	17,752	(12,704)	(8,196)	(2,016)	4,030

Adjusted EBITDA	$29,213	$38,404	$36,011	$15,456	$14,789

(a)	Interest expense and fees, net for the six months ended June 30, 2004 include $3,955 of accelerated amortization of deferred financing fees related to the 2004 refinancing and early termination of outstanding debt. This amount was in addition to the $3,500 of prepayment premium included as early extinguishment of debt included in arriving at the net loss for the period.
(b)	We adopted the LIFO method of inventory in 1999. The use of LIFO in an inflationary raw material price environment such as that seen in 1999 and 2003 increases the amount expensed on the income statement, reducing pre-tax income versus the use of the FIFO method. Conversely, decreasing raw material prices result in higher pre-tax income.
(c)	The mark-to-market adjustment for contracts under SFAS 133 represents the change in fair market value of derivatives recorded on our balance sheet. This non-cash adjustment is recorded in our statement of operations.

RISK FACTORS

In addition to the other information set forth in this prospectus, you should carefully consider the following factors before tendering the original notes in exchange for the exchange notes. The following risks could materially harm our business, financial condition or future results. If that occurs, the value of the exchange notes could decline and you could lose all or part of your investment.

Risks Related to the Company

A decrease in sales to a major customer could adversely affect our business.

We derived approximately 66% and 25% of our total revenues in 2003 from sales to Ball and Crown, respectively. The Ball supply agreement is scheduled to terminate in 2007 and the Crown supply agreement is scheduled to terminate in 2008. These customers have the ability to reduce their purchases from us if our product quality declines or if we fail to perform under a material provision of our supply agreements. There is no guarantee that we will be able to renew these supply agreements on favorable terms, or at all. In addition, the amount of aluminum can stock and other products we sell under these agreements could decrease. For example, Crown and Ball have the option under their supply agreements to reduce specified shipment amounts in proportion to reductions in the beverage can stock requirements of all of their can manufacturing facilities in North America. See “Business—Customers.”

The loss of either of these customers or decreases in either customer’s levels of purchases from us for any reason, including a customer’s closing or sale of a plant, a sale of its business, a strike or work stoppage by its employees or financial difficulties, or an adverse change in the terms of the supply arrangements with either customer could have a harmful effect on our business.

Pricing concessions to our major customers could have an adverse impact on our profitability.

Our contracts with Ball and Crown permit them to request price reductions for our products under certain circumstances. Pricing under these supply agreements is based in part on the list price of aluminum of one of our competitors, Alcoa. Alcoa’s financial resources and excess capacity may allow it to reduce its prices for an extended period of time. If Alcoa reduces its list price, we may be forced to lower the prices for the products we sell to Ball and Crown. Such a reduction could have a material adverse effect on our margins and profitability.

The loss of our raw materials sources could hurt our business.

Our aluminum can stock production operations use various raw materials, including scrap aluminum and prime aluminum. During 2002 and 2003, we purchased approximately 21% and 29%, respectively, of our aluminum from two major suppliers. Unlike our major competitors, we are not an integrated producer of aluminum. Accordingly, our ability to produce competitively priced aluminum products depends on our ability to procure a competitively priced supply of scrap and prime aluminum in a timely manner. We expect that a significant amount of our scrap aluminum supply requirements will continue to be sourced through scrap purchase arrangements with our customers and acquisitions of scrap aluminum from Wise Recycling and third party suppliers. We obtain prime aluminum from brokers throughout the United States and directly from foreign and domestic producers. While we believe that these sources of raw materials are sufficient to meet our current operating requirements, we cannot assure you that we will be able to timely procure competitively priced aluminum or that we will not experience shortages due to the interruption of supply. In addition, if Alcoa or Alcan significantly increase their purchases of scrap aluminum, we may experience difficulty in obtaining our raw materials at the price discount that scrap has had traditionally over prime aluminum. Furthermore, the price of scrap aluminum may rise if foreign demand for scrap aluminum increases. The recent trend of increased copper and steel scrap consumption by China and other foreign countries could extend to aluminum scrap.

We may not be able to effectively manage our exposure to fluctuations in aluminum prices.

Aluminum purchases represented approximately 67% of our cost of sales in 2003. Prime aluminum costs fluctuate over time. We reduce our exposure to aluminum price fluctuations by seeking to pass cost increases to customers through an indexed sales pricing mechanism, by keeping sufficient inventory on hand and/or by fixing the cost of metal through forward contracts on the London Metal Exchange, or LME, based on the cost of prime aluminum. Not all increases in aluminum prices can be passed to customers, however, as our sales contracts typically provide that our customers are responsible only for price increases up to a fixed price, and our contracts are generally priced based upon a fixed six-month trailing aluminum price average. As a result, we seek to reduce our exposure to any possible increases in aluminum prices over the contracted price by purchasing or committing to purchase aluminum at relative fixed prices for a matching six-month period. We seek to protect ourselves against price fluctuations in prime aluminum contracts both by purchasing and selling futures contracts and through the use of options contracts to effectively match our customer and supplier commitments. These hedging transactions may require us to post cash pursuant to margin calls. However, there can be no assurance that we will be successful in our efforts to use these types of derivative transactions to help manage fluctuations in prime aluminum prices, in part because our customers do not commit to buy set amounts of aluminum in any six month period. It is therefore impossible to know the precise date on which we will need to acquire an amount of aluminum under such period. Furthermore, our can stock contracts provide for a ceiling on the metal transfer price. Should a resulting six-month market price of aluminum average over this ceiling, we may be unable to pass the additional cost on to our customers. In addition, we are further exposed to counter-party performance risk in adverse market conditions in the event of non-performance by a supplier, customer or LME broker and could suffer significant financial losses as a result.

Our processing-based business model seeks to take advantage of the lower price of scrap aluminum compared to prime aluminum to provide a cost-competitive product. To the extent the discount between the LME’s quoted primary aluminum price and scrap price narrows, our competitive advantage is reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of prime and scrap aluminum is narrow for a considerable period of time, or, if we are unable to successfully manage the risks associated with fluctuations in the price of prime aluminum, our profitability could decline. Hedging transactions may require us to post cash pursuant to margin calls. Significant losses could occur if we entered into a hedge transaction that became unprofitable because a significant customer reduced orders.

Our operations are energy-intensive and, as a result, our profitability may decline if energy costs increase, or if our energy supplies are interrupted.

We consume substantial amounts of energy in our operations. Energy costs constituted approximately 6% of our overall cost of sales, or 17% of our variable costs other than metal, in 2003. Although we generally expect to meet our energy requirements from our long-term natural gas and electricity contracts, we could be adversely affected by increases in the costs in natural gas and/or electricity, interruptions in energy supply due to equipment failure or other causes and our inability to extend the contracts upon expiration on economical terms. We buy natural gas on a forward basis to minimize risk of rising prices, but we may not always be able to do so successfully. Except to the extent we are able to protect ourselves against fluctuations in gas prices, every $0.10 change per mmBTU in the price of gas would affect our annual net income by $450,000 based on our 2003 usage levels. In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, a prolonged armed conflict in the Middle East, could result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in the cost of natural gas or energy generally. If energy costs were to rise, or if energy supplies or supply arrangements were disturbed, our profitability may decline.

In addition, our operations generally require an uninterrupted supply of intense electrical energy, and any interruption for more than a very short duration, whatever the cause, may have a major technical, commercial and financial impact on our business operations. In warm weather, the Tennessee Valley Authority, or TVA, our electrical energy source for the Listerhill facility, is vulnerable to surges in demand for energy. These increases in demand may outstrip the available energy supply and lead to a curtailment. In 1999, we experienced this type of curtailment for approximately five days.

A business interruption at our Listerhill facility could significantly harm our operations.

Our beverage can stock production is concentrated entirely at our Listerhill facility. We depend on the equipment and facilities at Listerhill for the production of all of our beverage can stock and other aluminum sheet products. If our equipment or operations at Listerhill or portions thereof were disabled, our ability to manufacture beverage can stock products could be impaired or interrupted for an indefinite period or could cease altogether and cause a material adverse effect on our financial condition. For example, in 2003 a fire at the facility curtailed our operations for four weeks and caused delivery problems for three months. Business interruption insurance proceeds may not fully compensate us for damage to our equipment and facilities, lost profits and lost market share. We currently also have property casualty insurance for our Listerhill facility. However, the policy is subject to exclusions and we cannot assure you that proceeds from the policy would be sufficient to repay the notes.

The beverage can stock industry is highly concentrated and Alcoa and Alcan have greater resources.

The market for beverage can stock products is highly concentrated. Competitors such as Alcan and Alcoa, each with an approximate one-third market share, have market presence, operating capabilities and financial, personnel and other resources that are substantially greater than our own. Alcan and Alcoa are fully integrated competitors who supply their own prime aluminum for use in producing beverage can stock. They may also affect prices for scrap aluminum by making purchases of scrap aluminum. These competitors can develop their technologies more quickly, take advantage of acquisition and other opportunities more readily, produce their own supply of aluminum and devote greater resources to the marketing and sale of their products and services than we can. They may be able to purchase raw materials at a lower cost because of their size. Finally, the financial resources and excess capacity of our major competitors may give them the ability to reduce their prices for an extended period of time. Any of these factors may reduce the prices we can charge for our products, lower our gross margins and cause us to lose market share. We cannot assure you that we will be able to compete successfully in these circumstances.

We are subject to competition from non-aluminum sources of packaging.

Although aluminum maintains the largest overall share among packaging materials of the U.S. beverage container industry, it faces increasing competition from other packaging materials such as plastics and glass. We face continued competition from plastic packaging producers (primarily high density polyethylene, or HDPE, and polyethylene terephthalate, or PET) in the soft drink and juice segment of the beverage packaging industry. PET increased its market share of the U.S. beverage container market from an approximate 19% market share, as measured by number of containers, in 1997 to an approximate 26% market share in 2002. Some manufacturers and consumers prefer PET to aluminum because of its clarity, availability in multiple sizes and ability to be resealed. In addition, glass accounted for approximately 13% of beverage container demand in 2002. If plastic and/or glass and/or other new products increase their respective market shares, demand for our products may decrease significantly. For the year ended December 31, 2003, 72% of our sales were from beverage can stock and we expect to derive a significant portion of our revenues from these sales in the future. If demand for these products decreased, our profits and cash flows could be reduced.

Demand in the packaging market in which we participate can be inconsistent.

We primarily manufacture aluminum can stock that is used for beverage and, to a lesser extent, food packaging. There has been a recent sustained weakness in most segments of the packaging market, which has adversely affected results in this market. For example, it is believed that the unseasonably cold and wet weather in the summer of 2003 decreased consumer demand in the U.S. and Canada for beverages packaged in the containers produced by our customers. As a result, our sales to Ball and Crown declined in 2003. Our operating results could be adversely affected if the packaging market continues to experience weakness because of weather or general economic conditions or other factors.

We cannot guarantee that we will be successful in developing new products or entering new markets.

We have begun the development of higher value-added and intermediate products that complement our aluminum beverage can stock production. For example, we also process aluminum sheets for use in food containers, trailer roofing and air conditioner and refrigerator components. In 2001, we developed high-luster heavier gauge embossed sheet and end plate for sale in the automotive after market. In addition, we have begun to supply intermediate aluminum products to other industry participants. Intermediate aluminum products are products that we sell to customers before they have undergone final processing. We cannot assure you that we will be successful in further developing these products and in entering into new markets. We may experience design, manufacturing, marketing or other difficulties that could delay or prevent the development, introduction or commercialization of any new products. Development of these products and entry into new markets may require greater capital resources than we currently anticipate. We cannot guarantee when or whether these new products will be widely introduced or fully implemented, that they will be successful when they are introduced or that customers will purchase the products offered. If these products or services are not successful or the costs associated with implementation and completion of the rollout of these products or services materially exceed those currently estimated by us, our results of operations may suffer.

Environmental requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to numerous and increasingly stringent federal, state and local laws and regulations governing protection of the environment, including those relating to air emissions, wastewater and stormwater discharges, the handling, disposal and remediation of hazardous substances and wastes, and public and employee health and safety. Our operations involve the management of hazardous materials and the use of aboveground and underground storage tanks containing materials that are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Under such statutes, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks or other sources. Our operations involving air emissions and wastewater and stormwater discharges are subject to the Clean Air Act and Clean Water Act, respectively. Similar to many of our competitors, we have incurred and will continue to incur capital and operating expenditures and other costs in complying with such laws and regulations. Our operations also involve the risk of the release of hazardous materials into the environment. In addition, we send material to third party recycling, treatment, and/or disposal facilities. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and comparable state statutes can impose strict, and under some circumstances joint and several, liability upon entities that send materials to third party facilities for investigation and remediation of contamination, as well as upon the owners and operators of sites at which soil or groundwater contamination is identified. We have not received any notice of such potential liability at any such facilities. Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for us and for the aluminum industry in general.

In connection with our acquisition of the Listerhill facility in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the Listerhill facility. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18 million to address them. Pursuant to the Listerhill facility purchase agreement, the prior owner of the Listerhill facility, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify us against the environmental matters required by applicable law to be addressed and identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004, subject to certain limitations. Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18 million to remediate. Although Alcoa has conducted some on-site environmental investigations and sampling and has submitted reports to the Alabama Department of Environmental Management (ADEM) regarding most of the on-site areas of concern, it has not yet commenced cleanup activities with respect to many of the areas of concern.

However, there can be no assurance that Alcoa will be willing to perform its indemnification obligations regarding the Listerhill facility or that costs to do so will not exceed $18 million. Any failure by Alcoa to address completely such issues could materially affect our financial condition and our ability to conduct our business. Furthermore, there can be no assurance that environmental conditions requiring remediation will not be discovered in the future which are not addressed by Alcoa and could result in material costs to us. See “Business—Environmental Matters.”

We have a unionized workforce, and union disputes and other employee relations issues could harm our financial results.

All of our hourly-paid employees are represented by labor unions under eight collective bargaining agreements. We may not be able to satisfactorily renegotiate our labor agreements when they expire on November 1, 2007. In addition, although we consider our employee relations generally to be good, our existing labor agreements may not prevent a strike or work stoppage at our facility in the future, and any such prolonged work stoppage could have a material adverse effect on our financial condition and results of operations. See “Business—Employees.”

Our success will continue to depend on our ability to attract and retain executives and other key personnel.

Our continued success depends on our ability to attract, motivate and retain highly skilled and qualified management and technical personnel. Any inability to do so could hurt our business. In addition, there can be no assurance that we will be able to hire qualified persons when needed or on favorable terms. In addition, the loss of any one or more of our executive officers could have an adverse effect on our ability to manage and operate our business. We do not have employment agreements with any of our executive officers except Randall Powers, our President and Chief Operating Officer, John Cameron, our Vice Chairman, and Gerald David, the Executive in Charge of Business Development/Metals Management. See “Management.”

We are controlled by a limited number of persons whose interests may differ from yours.

As of June 30, 2004, Silver Knot, LLC, owns approximately 77% of the membership interests of Wise Group. David D’Addario, CEO, Chairman and a Manager of Wise Group, controls Silver Knot and Greg Garvey, a Manager of Wise Group is also a member of Silver Knot. The board of Wise Group contains no independent managers. Mr. D’Addario and Mr. Garvey, subject to the terms of the indenture governing the notes and the terms of our other indebtedness, have the ability to effect certain corporate transactions, including mergers, consolidations and the sale of all or substantially all of Wise Group’s assets. Their interests as equity holders in Wise Group may differ from the interests of the noteholders. For example, they may wish to pursue acquisitions, divestitures or other transactions that might involve risks to holders of the notes.

We may expand our operations through acquisitions, which may divert management’s attention and expose us to unanticipated liabilities and costs. We may experience difficulties integrating any acquired operations, and we may incur costs relating to acquisitions that are never consummated.

Our business strategy contemplates continued expansion of our operations, including growth through future acquisitions. However, our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, and integrate general and administrative services and key information processing systems. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. We may also incur costs and divert management attention to acquisitions that are never consummated. Integration of acquired operations may also take longer, or be more costly or disruptive to our business, than originally anticipated. It is also possible that expected synergies from future acquisitions may not materialize.

Although we will undertake a comprehensive due diligence investigation of each business that we might acquire, there may be liabilities of the acquired companies that we fail or are unable to discover during the diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

Risks Related to the Exchange Notes

Our leverage may affect our business and may restrict our operating flexibility.

We had approximately $214.0 million in total indebtedness on June 30, 2004, $211.2 million of which was secured, and an additional $11.1 million of available borrowings (excluding letters of credit of $2.7 million) under our senior secured credit facility. See “Description of Other Indebtedness—Senior Secured Credit Facility.” Subject to certain restrictions set forth in our senior secured credit facility and the indenture, we may incur additional indebtedness in the future. In the event of a downturn in our business, the level of our indebtedness could:

•	limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

•	limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures, acquisitions or other corporate requirements;

•	limit our flexibility in reacting to competitive and other changes in the aluminum industry and economic conditions generally;

•	make it difficult to meet debt service requirements including with respect to the notes; and

•	expose us to risks inherent in interest rate fluctuations in respect of any borrowings at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We will not be able to control many of these factors, such as the economic conditions in the markets in which we operate and initiatives taken by our competitors. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

We may not be able to finance future needs or modify our business plan because of restrictions placed on us by our senior secured credit facility, the indenture for the exchange notes and the instruments governing our other indebtedness.

Our senior secured credit facility, as amended and restated, the indenture for the notes and other agreements governing our other indebtedness contain covenants that restrict our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We are also bound to comply with certain specified financial ratios and tests under our senior secured credit facility which may limit our ability to borrow thereunder. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, our senior secured credit facility, the indenture and these other agreements contain additional affirmative and negative covenants, which are described under “Description of Exchange Notes” and “Description of Other Indebtedness—Senior Secured Credit Facility.” All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

If we do not comply with these or other covenants and restrictions contained in our senior secured credit facility, the indenture and other agreements governing our indebtedness, we could be in default under those agreements, and the debt under those instruments, together with accrued interest, could then be declared immediately due and payable. If we default under our senior secured credit facility, the lenders could cause all of our outstanding debt obligations under our senior secured credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. In addition, any default under our senior secured credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior secured credit facility and indenture is accelerated, we may not have sufficient assets to repay amounts due under our senior secured credit facility, the exchange notes or under other debt securities then outstanding. Our ability to comply with these provisions of our senior secured credit facility, the indenture and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase the exchange notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes. Moreover, the provisions in the indenture regarding a change of control could make it more difficult for us to be acquired. See “Description of Exchange Notes—Change of Control.”

A federal or state court may invalidate the guarantees of the exchange notes by any of our current subsidiaries or any future restricted subsidiaries.

Our obligations under the exchange notes will be guaranteed, jointly and severally, by all of our current subsidiaries and our future domestic restricted subsidiaries. These guarantees will be granted without any additional cash consideration to the subsidiaries. To the extent that a court were to find, pursuant to federal or state fraudulent transfer laws or otherwise, that, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and such guarantor

•	was insolvent or was rendered insolvent by reason of such incurrence,

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

the court could void or subordinate such guarantee in favor of the guarantor’s other creditors. Among other things, a legal challenge of a guarantee on fraudulent conveyance or other similar grounds may focus on the benefits, if any, realized by the guarantor as a result of the issuance of the exchange notes by us.

The measure of insolvency of a guarantor for purposes of the foregoing will vary depending upon the law applied in any proceeding to determine whether a fraudulent or other similar transfer has occurred. Generally, however, a guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or it could not be expected to pay its debts as they became due.

If any guarantee were to be voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the exchange notes would cease to have any claim in respect of such guarantor and would be creditors solely of us and any guarantor whose guarantee was not avoided or held unenforceable. In such event, the claims of the holders of the notes against the provider of an invalid guarantee would be subject to the prior payment in full of all liabilities of such guarantor. Therefore, upon a default in payment on, or the acceleration of, any indebtedness under the indenture governing the notes, or in the event of our, or such subsidiary guarantor’s, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, our subsidiary’s guarantor’s lenders would need to be paid in full before any proceeds would be made available to pay the subsidiary’s obligations under the guarantees. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the notes relating to any voided guarantee.

If a guarantee is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, holders of exchange notes will not have a claim against the guarantor and will only be a creditor of a certain guarantor to the extent the guarantee was not set aside or found to be unenforceable.

You may not be able to fully realize the value of your liens.

The collateral may, not be valuable enough to satisfy all the obligations secured by the collateral.

The exchange notes and the related guarantees will generally be secured by a first priority lien on substantially all of our property and the property of our current subsidiaries and any future domestic restricted subsidiaries other than accounts receivable, inventory and related assets and other specified excluded assets. We refer to the assets in which the holders of notes have a first priority security interest as the “Primary Collateral.” See “Description of Exchange Notes—Collateral.” Assets excluded from the Primary Collateral include assets securing up to $20 million in capitalized lease obligations, purchase money obligations and industrial revenue bonds and up to $10 million of commodity inventory purchase obligations. Our amended and restated senior secured credit facility and any future indebtedness incurred pursuant to clause (2) of the definition of “Permitted Indebtedness” and other indebtedness which is entitled to a Permitted Lien on the Secondary Collateral pursuant to clause (7) of the definition of “Permitted Liens” (collectively, the “Secondary Collateral Loans”) will have a first priority lien on our accounts receivable and inventory, other personal property relating to accounts receivable and inventory and proceeds thereof, which we refer to as the “Secondary Collateral,” and the notes and the related guarantees are secured by a second priority lien on the Secondary Collateral. We refer to the Primary Collateral together with the Secondary Collateral as the “Collateral.” As the noteholders have not received a pledge of Wise Group’s membership interest, the noteholders may not be able to assume control of us in the event we default on payment on the notes.

Although the holders of obligations secured by first priority liens on the Collateral and the holders of obligations secured by second priority liens thereon will share in the proceeds of the Collateral, the holders of obligations secured by the first priority liens on the Collateral will be entitled to receive proceeds from any realization of their first priority collateral to repay their obligations in full before the holders of second priority liens on such assets will receive any repayment. Therefore, your security interest in the Secondary Collateral will rank behind that of the lenders of the Secondary Collateral Loans. In addition, the noteholders will not generally have any control over the Secondary Collateral even if the notes are in default.

We cannot assure you of the value of the Collateral or that the net proceeds of a sale of the Collateral would be sufficient to repay all of the exchange notes following a foreclosure upon the Collateral (and any payments in respect of prior liens) or a liquidation of our assets or the assets of any current subsidiary or future subsidiary guarantors that may grant these security interests. We obtained an appraisal of the property, plant and equipment at our Listerhill facility, part of the Primary Collateral, of $181.3 million in April 2004. The equipment was appraised using the “fair market value in continued use” method. Fair market value in continued use is the estimated amount that may be reasonably expected for a property in an exchange between a willing buyer and willing seller who are not under any compulsion to enter the transaction and are aware of any relevant facts. This value includes installation of equipment and assumes that the earnings support the value. The real property was appraised using the “market value in use” method. Market value in use for real property is a judgment of worth of a property, utilized in a manufacturing or production operation, to its owners. This appraisal is subject to a number of uncertainties and assumptions, and we may not receive amounts equal to the appraised value in the event of a liquidation or other realization of this portion of the Collateral.

The value of the Listerhill facility and other Collateral in the event of a liquidation or other realization will depend upon market and economic conditions, the availability of buyers and similar factors. Some or all of the Collateral may be illiquid, particularly the Collateral in which the exchange notes have a first priority interest, and may have no readily ascertainable market value. Likewise, we cannot assure you that the Collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute senior, pari passu or subordinate liens on the Collateral, those third parties have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the Collateral located at the site and the ability of the collateral trustee to realize or foreclose on the Collateral at that site. Certain land underlying part of our facilities is leased pursuant to long-term leases from Alcoa. See “Business—Facilities.” Accordingly, Alcoa’s consent may be required to effectively foreclose on that property or costs may need to be incurred to replace or move the assets on that land. We may also be required to obtain other third-party consent to effectively foreclose on any Collateral.

If the net proceeds received from the sale of the Collateral, after payment of our creditors having first priority security interests in the Collateral for which the noteholders hold a second priority lien, are not sufficient to repay all amounts due with respect to the exchange notes, you would, to the extent of the insufficiency, have only an unsecured claim against our remaining assets of any of our current subsidiary or of our future restricted subsidiary guarantors, if any. Moreover, the ability of the trustee for the notes to foreclose upon the collateral securing the exchange notes would be delayed if we, or any current subsidiary or any future restricted subsidiary guarantor, were subject to proceedings under applicable bankruptcy law.

The security interest of holders of the notes in the Secondary Collateral is subordinated to the first priority security interest in the Secondary Collateral held by other creditors.

Under the terms of an intercreditor agreement between the trustee and the bank agent, your security interest in the Secondary Collateral is subordinated to the security interest held by the lenders under our senior secured credit facility, as amended and restated, and other Secondary Collateral Loans. If we incur any other Secondary Collateral Loans, the applicable lender will enter into a counterpart to the intercreditor agreement or a similar intercreditor agreement with the trustee. The terms of the intercreditor agreement provide that you will generally have no rights in the Secondary Collateral (including any rights in the manner of disposing the Secondary Collateral) until all of our obligations to the lenders owing under our senior secured credit facility and any other Secondary Collateral Loans have been repaid in full. See “Description of Exchange Notes—Intercreditor Agreement.” The lenders who are secured by the first priority security interest in the Secondary Collateral will generally have control over releasing those assets subject to the terms of the intercreditor agreement with the trustee. These lenders may have significantly different interests than the holders of the notes and may have very little indebtedness outstanding. The bank agent and the lenders of Secondary Collateral Loans are under no obligation to take the interests of noteholders into account in determining whether to exercise their rights in respect of the Secondary Collateral, subject to the intercreditor agreement, and their interests may differ or be adverse from yours. The bank agent and the lenders of Secondary Collateral Loans will be required to conduct sales of Secondary Collateral in accordance with the standards, if any, under the Uniform Commercial Code. This method of sale will not necessarily benefit the holder of the notes or result in fair market value sales as determined by other measures. The notes may also be effectively subordinated to security interests on (x) acquired property or assets of acquired companies which are secured prior to (and not in connection with) such acquisition; provided that such security interests do not extend to any assets other than those acquired and (y) assets securing other Permitted Liens.

The Primary Collateral securing the exchange notes will be diluted if we issued additional notes under the indenture.

The Primary Collateral securing the exchange notes will be shared by up to $50.0 million of any additional notes issued under the indenture governing the notes, so long as we meet the requirements of the covenant limiting our incurrence of debt and other certain requirements. The indenture governing the notes requires us to use 100% of the proceeds from any issuance of additional notes to acquire additional Primary Collateral or make improvements to the existing Primary Collateral. See “Description of Exchange Notes—Principal, Maturity and Interest” and “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

The Secondary Collateral securing the exchange notes may be diluted under certain circumstances.

The lenders under our senior secured credit facility have a first priority lien on the Secondary Collateral. As of June 30, 2004, we had outstanding borrowings of approximately $64.0 million under our senior secured credit facility (excluding $2.7 million of outstanding letters of credit). We had additional available borrowings of approximately $11.1 million, and we could incur additional amounts under our senior secured credit facility or other new Secondary Collateral Loans up to an aggregate amount equal to the greater of (x) $75.0 million or (y) the sum of 80% of our consolidated accounts receivable and 50% of our consolidated inventory as set forth in our most recent financial statements, all of which will have a first priority security interest in the Secondary Collateral. We may also incur an additional $10 million of indebtedness pursuant to the fixed charge coverage ratio test in the indenture that may also have a first priority security interest in the Secondary Collateral. See “Description of Exchange Notes—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

Any lenders of such additional Secondary Collateral Loans will be entitled to exercise rights in the Secondary Collateral prior to the holders of the notes. Any additional notes issued under the indenture will also dilute your second priority security interest in the Secondary Collateral. We may also transfer certain of our assets without the consent of the trustee. See “Description of Exchange Notes—Possession, Use and Release of Collateral—Disposition of Collateral Without Release.”

Bankruptcy laws may, limit your ability to realize value from the collateral.

The right of the trustee or other agent to repossess and dispose of the Collateral upon the occurrence of an event of default under the indenture, our senior secured credit facility or other indebtedness secured by the Collateral is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral trustee repossessed and disposed of the Collateral. Under the bankruptcy code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, (2) whether or when the collateral trustee could repossess or dispose of the collateral or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Any future pledges of collateral may be avoidable.

Any further pledge of collateral in favor of the trustee might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur, including, among others, if the pledge or granting of the security interest is deemed a fraudulent conveyance or the pledgor is insolvent at the time of the pledge or granting of the security interest, the pledge permits the holders of the exchange notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

We are obligated under our senior secured credit facility, as amended and restated, and the collateral arrangements to maintain adequate insurance or otherwise insure against hazards to the extent done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

The collateral trustee’s ability to exercise remedies is limited.

The security agreement provides the trustee on behalf of the holders of the notes with significant remedies, including foreclosure and sale of all or parts of the Primary Collateral. However, the rights of the trustee to exercise significant remedies (such as foreclosure) are, subject to certain exceptions, generally limited to a payment default, our bankruptcy or the acceleration of the indebtedness.

Risks Relating to the Exchange Offer

If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to significant restrictions on transfer, and may be subject to a limited trading market and a significant diminution in value.

If you do not exchange your original notes for the exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your original notes. In general, you may only offer or sell the original notes if such offers and sales are registered under the Securities Act and applicable state securities laws, or exempt. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining original notes would be adversely affected and there could be a significant diminution in the value of the original notes as compared to the value of the exchange notes.

An active public market may not develop for the exchange notes, which could adversely affect the market price and liquidity of the exchange notes.

The exchange notes constitute securities for which there is no established trading market. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the exchange notes is currently anticipated. If a market for the exchange notes should develop, the exchange notes could trade at a discount from their principal amount, and they may be difficult to sell. Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. As a result, you may not be able to resell any exchange notes or, if you are able to resell, you may not be able to do so at a satisfactory price.

If you participate in the exchange offer for the purpose of participating in a distribution of the exchange notes and you are deemed an underwriter under the Securities Act, you may be subject to civil penalties if you do not deliver a prospectus when you resell the exchange notes.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are deemed to be an underwriter and do not comply with these prospectus delivery requirements, you may be subject to civil penalties.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the original notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes, we will receive original notes with like original principal amount. The form and terms of the original notes are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our outstanding debt.

We used the net proceeds of the offering of original notes of $143.4 million, together with cash on hand, to repay the entire amount of the term loan under our senior secured credit facility, repay revolving loans under our senior secured credit facility, repay our existing senior secured subordinated notes, repurchase the Tomra of North America, Inc. preferred membership interest and the Prudential Capital membership interest in Wise Group and pay associated fees and expenses. See “Capitalization.”

The following table summarizes the uses of funds as described above.

Sources
(dollars in thousands)
Cash on hand	$665
Senior secured notes	150,000

$150,665

Uses
(dollars in thousands)
Repayment of revolving loans under senior secured credit facility(1)	$69,968
Repayment of term loan under senior secured credit facility	21,000
Repayment of senior secured subordinated notes(2)	36,103
Repurchase of Tomra preferred membership interest(3)	9,000
Payments related to repurchase of Prudential Capital membership interest and prepayment premium on senior secured subordinated notes(4)	8,000
Fees and expenses	6,594

$150,665

(dollars in thousands)

(1)	In connection with the closing of the offering of the original notes, we amended and restated our senior secured credit facility. Our amended and restated senior secured credit facility has $75,000 of total revolving loan availability and a term of three years. Our amended and restated senior secured credit facility is secured by a first priority security interest in our cash, accounts receivable and inventory, and a second priority lien on our Listerhill facility and other assets. See “Description of Other Indebtedness—Senior Secured Credit Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional details regarding this facility.
(2)	$629 of this amount represents pay-in-kind interest and $474 represents original issue discount.
(3)	From April to 2001 through May 2004, we paid a premium of $0.05 per pound, or $150 per month to Tomra of North America, Inc. (“Tomra”) pursuant to a metal supply agreement which was paid so long as Tomra owned a preferred membership interest in Wise Group. We repurchased this preferred membership interest from Tomra for $9,000 with a portion of the proceeds of the offering of the original notes in May 2004.
(4)	We repurchased the Prudential Capital membership interest and repaid Prudential Capital a prepayment premium relating to the senior secured subordinated notes in the aggregate amount of $8,000.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004. You should read this information together with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

June 30, 2004
(In thousands)
Total cash and cash equivalents	$1,117

Long-term debt, including current portion:
Revolving credit facility	61,161
Senior secured notes	150,000
Other long-term debt and capital leases, including current portion	2,801

Total long-term debt	213,962

Members’ equity:
Common membership interest	12,472

Total members’ equity	12,472

Total capitalization	$226,434

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected historical and other financial data for each of the five years in the period ended December 31. The selected historical statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected historical balance sheet data as of December 31, 2002 and 2003 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. The selected historical financial information as of and for the six months ended June 30, 2003 and 2004 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Until June 30, 2003, we accounted for our 50% membership interest in Wise Recycling using the equity method. With the acquisition of the remaining 50% membership interest, Wise Recycling has been included in our statement of operations data from July 1, 2003. You should read the following selected historical financial and other information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands) (audited)					(unaudited)
Statement of Operations Data
Sales	$654,706	$863,729	$641,945	$628,313	$619,058	$313,773	$395,169
Cost of sales	619,063	858,955	600,939	593,048	601,675	308,212	387,318

Gross margin	35,643	4,774	41,006	35,265	17,383	5,561	7,851
Selling, general and administrative	19,958	11,576	9,540	6,750	9,204	4,248	5,116
Severance charges (credit)	—	—	3,074	6,196	(4,315)	(4,024)	—

Operating income (loss)	15,685	(6,802)	28,392	22,319	12,494	5,337	2,735
Nonrecurring charges	—	—	—	(3,221)	—	—	—
Gain on sale of processing facility	977	—	—	—	—	—	—
Guarantee of affiliate debt		(4,387)	2,413	1,471	300	300	—
Income (loss) from affiliate	372	(1,827)	—	—	973	—	—
Early extinguishment of debt		1,206	—	12,967	—	—	(7,455)
Interest expense and fees, net	(19,926)	(24,873)	(18,112)	(11,113)	(14,400)	(7,264)	(7,555)
Adjustment for contracts under SFAS 133(1)	—	—	(17,752)	12,704	8,196	2,016	(4,030)

Income (loss) before cumulative effect of change in accounting principle	(2,892)	(36,683)	(5,059)	35,127	7,563	389	(16,305)
Cumulative effect of change in accounting principle	—	—	(3,152)	—	—	—	—

Net income (loss)	$(2,892)	$(36,683)	$(8,211)	$35,127	$7,563	$389	$(16,305)

Other Data:
Depreciation and amortization	$6,988	$10,882	$8,084	$8,679	$12,300	$6,081	$6,580
Adjusted EBITDA(2)	39,768	(1,066)	29,213	38,404	36,011	15,456	14,789
Capital expenditures	6,441	11,512	8,419	14,248	10,143	7,879	3,412
Ratio of earnings to fixed charges(3)	—	—	—	4.1	1.5	1.1	—
Total pounds billed-rolled aluminum (in millions)	688	689	584	599	570	295	337
Number of employees at end of period—Total	1,609	1,424	1,067	1,085	1,147	1,147	1,112
Number of employees at end of period—Alloys	1,572	1,396	1,053	1,067	1,026	1,026	981
Total man hours worked (in thousands)	2,618	2,570	2,058	1,809	1,747	887	812
Packed pounds (in millions)	702	713	621	608	600	278	310
Pounds packed per man hour	268	277	302	336	344	313	382
Balance Sheet Data (at period end):
Cash and cash equivalents	$541	—	$109	$3,533	$903	$102	$1,117
Restricted cash(4)	—	—	15,478	6,916	250	1,030	1,089
Property and equipment, net	69,134	73,901	75,372	81,979	86,257	83,777	83,089
Total assets	372,660	305,294	241,396	279,213	285,640	265,780	313,263
Working capital	11,402	(24,131)	53,026	13,455	18,016	9,329	81,949
Total debt	248,390	195,896	136,476	163,435	175,270	160,597	213,962
Total members’ equity (deficit)	26,229	(5,904)	(412)	35,327	42,890	35,717	12,472

(1)	We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity, on January 1, 2001. We have elected not to designate any of our derivative instruments as hedges under this statement. All of our derivatives are recorded at fair value in our balance sheets in 2001, 2002 and 2003. Accordingly, any unrealized loss or gain is recorded in operations as of the end of each accounting period.
(2)	Adjusted EBITDA represents EBITDA (defined as net income (loss) before income taxes, interest expense and fees, net, and depreciation and amortization, adjusted to exclude LIFO adjustments, cumulative effect of change in accounting principle and mark-to-market adjustment for contracts under SFAS 133. Adjusted EBITDA is not intended to represent cash flows from operations as defined using generally accepted accounting principles and should be considered in addition to, and not as a substitute for, cash flows as a measure of liquidity or net earnings as a measure of operating performance. We include Adjusted EBITDA information because this measure is used to measure our compliance with debt covenants and used by investors and noteholders to evaluate our ability to service debt. Our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following sets forth the computation of Adjusted EBITDA:

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Net income (loss)	$(2,892)	$(36,683)	$(8,211)	$35,127	$7,563	$389	$(16,305)
Interest expense and fees, net	19,926	24,873	18,112	11,113	14,400	7,264	11,510	(a)
Cumulative effect of change in accounting principle	—	—	3,152	—	—	—	—
Depreciation and amortization	6,988	10,882	8,084	8,679	12,300	6,081	6,580
LIFO adjustments(b)	15,746	(138)	(9,676)	(3,811)	9,944	3,738	8,974
Mark-to-market adjustment for contracts under SFAS 133(c)	—	—	17,752	(12,704)	(8,196)	(2,016)	4,030

Adjusted EBITDA	$39,768	$(1,066)	$29,213	$38,404	$36,011	$15,456	$14,789

(a)	Interest expense and fees, net for the six months ended June 30, 2004 include $3,955 of accelerated amortization of deferred financing fees related to the 2004 refinancing and early termination of outstanding debt. This amount was in addition to the $3,500 of prepayment premium included as early extinguishment of debt included in arriving at the net loss for the period.
(b)	We adopted the LIFO method of inventory in 1999. The use of LIFO in an inflationary raw material price environment such as that seen in 1999 and 2003 increases the amount expensed on the income statement, reducing pre-tax income versus the use of the FIFO method. Conversely, decreasing raw material prices result in higher pre-tax income.
(c)	The mark-to-market adjustment for contracts under SFAS 133 represents the change in fair market value of derivatives recorded on our balance sheet. This non-cash adjustment is recorded in our statement of operations.
(3)	For the years ended December 31, 1999, 2000 and 2001 and the six months ended June 30, 2004, income was insufficient to cover fixed charges.
(4)	Restricted cash is cash deposits with commodity brokers to cover open hedging positions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Information” and the financial statements and the notes thereto included elsewhere in this prospectus.

Overview

We are the third largest producer of aluminum beverage can stock in the world and one of the largest aluminum scrap recyclers in the United States. Beverage can stock is aluminum sheet specifically designed and engineered for the production of aluminum beverage cans. We supplied 15% of the North American market in 2003 for aluminum beverage can stock as measured by volume and own one of only five beverage can stock facilities in North America, providing valuable capacity to meet volume demands in a consolidated industry. Our customers include Ball, Crown and Rexam. Our beverage can stock customers produce aluminum cans for the largest brewers and carbonated soft drink bottlers in North America. In addition, we produce food container stock and semi-fabricated aluminum sheet for transportation and other markets. Our recycling operation, Wise Recycling, provides aluminum feedstock for our aluminum sheet production as well as collection of scrap for sale in the merchant market.

Unlike our principal competitors, we do not manufacture aluminum from bauxite. Instead, we process aluminum scrap and prime aluminum manufactured by third parties. As a result, we do not have the capital requirements and high fixed costs associated with the production of prime aluminum. Aluminum purchases comprised approximately 67% of our cost of sales in 2003. Historically, prices of our aluminum can stock and other products have been directly correlated to the prices of our metal material cost due to the standard industry practice of passing through the metal material costs to customers. This correlation has allowed us to maintain a relatively consistent conversion revenue, defined as net revenue less material costs, on a per pound basis.

Our can stock production takes place at our Listerhill facility in Muscle Shoals, Alabama. We purchased this facility from Reynolds in January 1999. At our Listerhill facility, we convert used beverage cans, other forms of scrap aluminum and primary ingot into high quality aluminum sheet, or can stock, that is used by our customers to produce beverage and food cans and other aluminum sheet products. There are four primary steps in the production process: (i) melting the raw material; (ii) casting an ingot; (iii) hot rolling the ingot and reducing its gauge to a 0.10 inch thickness; (iv) further reducing the thickness to customer specified gauges on our cold mills and (v) finishing the can stock with a coating. Our cast house and hot mill have annual capacity in excess of 1.8 and 1.4 billion pounds, respectively, while our cold mills and finishing capacity is limited to approximately 1.1 billion pounds.

We generally warehouse finished can stock at 11 locations which are strategically situated in close proximity to many of the approximately 25 customer plant locations that we serve. Our customer plant locations require daily shipments by either rail or truck to replenish warehouse inventory.

In 2003, approximately 66% and 25% of our total revenues were derived from sales to Ball and Crown, respectively. Our Listerhill facility has been a supplier to selected Ball manufacturing facilities since 1965. During 2003, we supplied approximately 30% of Ball’s total can stock volume. Ball and Crown have contracted to purchase aluminum beverage can stock from us until the end of 2007 and 2008, respectively. We have begun to ship can stock to Rexam in 2004 and have recently started trial shipments to a fourth major beverage can manufacturer.

Our historic beverage can stock shipments have been fairly consistent since our purchase of our Listerhill facility in 1999, as the beverage can market and competitive market share positions have been relatively constant over that period.

We recognize revenue at the later of the date of shipment, or upon transfer of title. The majority of our inventory is accounted for on a last-in, first-out basis. We have elected not to designate any of our derivative instruments as hedges under SFAS No. 133. All of our derivatives have been recorded at fair value on our balance sheets in 2002 and 2003.

Metal, labor, natural gas, electricity and plant maintenance costs represent the primary components of our cost of sales. In 2003, scrap aluminum represented approximately 71% of our metal input. In 2003, aluminum purchases represented 67% of our cost of sales. Purchases of scrap aluminum from Recycling and our customers made up 38% of total scrap used, with the balance coming from purchases in the open market. The scrap purchase arrangements with our key customers through which we purchase scrap aluminum generated in their can production processes provided us with approximately 125 million pounds of scrap aluminum, or 29% of our scrap aluminum requirements, in 2003. In 2003, scrap aluminum purchases of approximately 42 million pounds from Recycling represented 10% of our purchases of scrap aluminum. Recycling presently operates seven area centers with 18 service centers and 20 convenience centers associated with the area centers. Recycling would have been profitable as a stand alone entity in 2003. A new area center opened in Los Angeles in May 2004. Recycling continues to identify potential locations where there is a sufficient industrial base to provide scrap to the plant and operate profitably on an independent basis. Recycling also sells copper and other non-ferrous scrap to unaffiliated third party buyers.

The primary aluminum alloys utilized in our business are readily available and are purchased from both foreign and domestic sources.

We purchase natural gas from a local pipeline, Enbridge, and purchase electricity from the TVA, which provides for firm power at fixed prices and variable power at market prices.

Shipping and handling costs amounted to $16.0 million, $16.9 million, and $17.5 million for the years ended December 31, 2001, 2002 and 2003, respectively, and are recorded as a reduction of sales in the statements of operations. Shipping costs increased as a result of increased shipment volumes from 584.4 million pounds in 2001 to 598.8 million pounds in 2002 and 605.2 million pounds (including Wise Recycling) in 2003.

Selling, general and administrative expenses consist primarily of employment and various administrative expenses. Employment costs comprised approximately 39% of selling, general and administrative expenses in 2003. Eleven unions represent our hourly workers under eight collective bargaining agreements. On January 7, 2003, we entered into new agreements with our unions which provide for significantly more flexible work rule arrangements than our prior labor agreements. The current labor agreements are in effect through November 1, 2007.

Wise Metals Group LLC and its subsidiaries are taxed as partnerships under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations are included in the taxable income of the individual shareholders. As a result, no provision for federal income taxes has been included in the consolidated financial statements.

At a minimum, the Company intends to make cash distributions to its shareholders in the amount necessary for its shareholders to pay their individual taxes associated with the Company’s taxable income.

Quarterly Information

Our quarterly revenues tend to fluctuate period to period based in large part on changes in aluminum prices. These changes generally do not affect our cash flow because we seek to match our hedging positions to our contractually-obligated sales agreements. We also pass aluminum cost increases to customers through an indexed pricing mechanism and/or by fixing the cost of metal through forward contracts on the LME. Our net income may also fluctuate period to period because under hedge accounting we may have non-cash gains or losses related to the future periods.

Critical Accounting Policies

We have prepared our financial statements in conformity with accounting principles generally accepted in the United States, and these statements necessarily include some amounts that are based on informed judgments and estimates of management. Our critical accounting policies are discussed in Note 2 of the notes to our financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Inventory Valuation

Inventories are valued at lower of cost or market using the last-in, first-out (LIFO) method. We use the LIFO method since it better matches current costs with current sales prices in our results of operations. Certain items in inventory may be considered impaired, obsolete or excess, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, we determine the amounts in these inventory allowances. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.

Valuation of Derivative Instruments

In determining the fair value of our aluminum futures and options contracts, our interest rate collar and our natural gas swaps, we use market quotes for contracts of similar maturities or management estimates in the absence of available market quotes. We adjust the market quotes for our aluminum derivative instruments for premiums or discounts for various product grades, locations and the closing times for various terminal markets. Differences in actual market prices from those estimated may cause us to make adjustments in future periods to reflect these differences.

Allowance for Doubtful Accounts

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Typically, our customer agreements require monthly payments, mitigating the risk of non-collection. We record an allowance for uncollectible accounts based on our ongoing monitoring of our customers’ credit and on the aging of the receivables. If the financial condition of our two largest customers, which accounted for 86% of our accounts receivable at June 30, 2004, were to deteriorate, resulting in an impairment of their ability to make payments, the recorded allowance for doubtful accounts may not be sufficient.

Derivative Accounting

We have entered into long-term agreements to supply beverage can stock to our largest customers. To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply agreements, we use commodity futures and option contracts. In addition, at December 31, 2003 we held an interest rate cap and natural gas swaps.

Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity, we are required to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. In determining fair value, we use market quotes for contracts of similar maturity.

Operating Results

Conversion Revenue and Conversion Margin

There are two components to our pricing under industry standards for can sheet pricing (which accounted for 95% of our Listerhill facility’s output in 2003). The first component is the market price for aluminum that we can pass on to our customers, subject to an industry-wide ceiling price. Under this industry formula, the metal transfer price is changed twice annually, specifically on April 1 and again on October 1. The metal transfer price for the period April 1 through September 30 is determined based on the average published Midwest P1020 aluminum price for the immediately prior six month period ended the last day of February. Likewise, the metal transfer price for the period October 1 through the following March 31 is determined based on the average published Midwest P1020 aluminum price for the immediately prior six month period ended the last day of August. We reduce our exposure to aluminum price fluctuations by passing cost increases to customers through an indexed sales pricing mechanism and by fixing the cost of metal through forward contracts on the LME. Although the spread differential between prime metal and scrap cannot be cost effectively hedged in the financial markets, we minimize market price risk with respect to scrap aluminum we receive from our customers and reprocess at a fixed conversion spread.

The second component is a fixed conversion, or value added, price. The fixed conversion price is calculated annually using Alcoa’s list price as a basis and is the most significant factor influencing our profitability. Conversion pricing under the supply agreement is subject to renegotiation each year as well as at such times that our major competitors change their published conversion prices. Because of the importance of the conversion price to our operating results, we measure conversion margin to evaluate our performance. Conversion margin is determined as conversion revenue (sales less metal cost and the effect of LIFO) less conversion cost (cost of sales less metal costs). Below is a reconciliation of these non-GAAP financial measures to their related GAAP basis measures.

	Years ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
Sales	$641,945	$628,313	$619,058	$313,773	$395,169
Less:
Metal Costs	(403,944)	(394,081)	(401,233)	(203,373)	(270,711)
LIFO adjustment	(9,101)	(3,811)	9,944	3,738	8,974

Conversion Revenue	$228,900	$230,421	$227,769	$114,138	$133,432

Cost of Sales	$600,939	$593,048	$601,675	$308,212	$387,318
Less:
Metal Costs	(403,944)	(394,081)	(401,233)	(203,373)	(270,711)

Conversion Costs	$196,995	$198,967	$200,442	$104,839	$116,607

Conversion Revenue	$228,900	$230,421	$227,769	$114,138	$133,432
Conversion Costs	196,995	198,967	200,442	104,839	116,607

Conversion Margin	$31,905	$31,454	$27,327	$9,299	$16,825

Three and Six months ended June 30, 2004 compared to three and six months ended June 30, 2003

Sales. Our sales increased from $157.4 in the three months ended June 30, 2003 to $198.0 million in the comparable period in 2004, an increase of $40.6 million, or 26%. The increase was primarily a result of a corresponding increase in volumes shipped from 148 million pounds to 185 million pounds. The June 30, 2003 acquisition of the remaining 50% membership interest in Wise Recycling, and the resulting consolidation of Recycling’s results, contributed 22.8 million pounds to this increase. The increase at Alloys was 14.6 million pounds, or 10%, primarily due to increased shipments to existing can stock customers as well as the addition of a new customer. Sales for the six months ended June 30, 2004 increased 26% to $395.2 million from $313.8 million for the same period in 2003, with the increase due to higher shipments and the consolidation of Recycling’s results. Total shipments increased 29% from 294.6 million pounds for the six months ended June 30, 2003 to 378.8 million pounds for the same period in 2004, an increase of 84.2 million pounds. The June 30, 2003 acquisition of the remaining 50% membership interest in Wise Recycling and the resulting consolidation of Recycling contributed 41.9 million pounds to this increase.

Cost of Sales. Cost of sales increased from $148.5 million in the three months ended June 30, 2003 to $188.1 million in the three months ended June 30, 2004, an increase of $39.6 million, or 27%. Metal costs, representing 68% and 72% of cost of sales in the second quarter of 2003 and 2004, respectively, increased from $100.5 million in 2003 to $136.2 million in 2004, an increase of $35.7 million or 35.5%. Conversion costs, which exclude metal, but include employment, energy, materials and other costs increased from $48.0 million in the second quarter of 2003 to $51.9 million in 2004, an increase of $3.9 million or 8%. Conversion costs as a percentage of conversion revenue decreased from 84.4% in the second quarter of 2003 to 84.1% in 2004. Resulting conversion margin increased from $8.8 million to $9.8 million, an increase of $1.0 million or 11%. The majority of the increase in conversion margin resulted from a continued increase in productivity as measured by packed pounds per man hour which increased 30% from the second quarter of 2003 to the second quarter of 2004. Furthermore, the second quarter of 2003 results include a $2.9 million positive pension adjustment. Cost of sales for the six months ended June 30, 2004 increased 26% to $387.3 million from $308.2 million for the same period in 2003. Metal costs as a percentage of cost of sales for the period increased from 66% in 2003 to 70% in 2004. Costs other than metal decreased as a percentage of cost of sales due in part to reducing man hours by 9% this period while increasing output. This increase in efficiency has been accomplished by implementing key process variables throughout the operation to continue to measure and manage the production process. These key process variables give operators and supervisors on the facility floor the ability to more effectively monitor our rolled aluminum production and our customer requirements. Conversion margin for the six months ended June 30, 2004 increased to $16.8 million from $9.3 million for the same period in 2003.

Selling, General and Administrative. Selling, general and administrative expenses increased from $2.2 million in the second quarter of 2003 to $2.6 million in the second quarter of 2004, an increase of $0.4 million or 18%. The acquisition of Recycling in June 2003 contributed $0.3 million of this increase. For the six months ended June 30, 2003 and 2004 selling, general and administrative expenses were $4.2 million and $5.1 million, respectively. This represents an increase of $0.9 million or approximately 21%. Of the $0.9 million increase, the acquisition of Recycling contributed $0.6 million.

Early Extinguishment of Debt. As part of the refinancing in the second quarter of 2004, we recognized a loss of early extinguishment of debt which consisted of approximately $4.0 million of accelerated amortization of deferred financing fees and a $3.5 million prepayment penalty.

Interest Expense and Fees. Interest expense and fees increased from $3.5 million in the second quarter of 2003 to $4.0 million in 2004 due to the higher interest rate from the long-term refinancing consisting of senior secured notes which closed on May 5, 2004. For the first half of 2003 and 2004 interest expense and fees were $7.3 million and $7.6 million, respectively.

Mark-to-Market for Contracts under SFAS No. 133. This expense represents the non-cash loss we recognized pursuant to SFAS No. 133. The unrealized losses were primarily a result of forward contracts entered into to hedge the cost of natural gas and aluminum. The fair value decrease during the second quarter of 2003 was $1.2 million compared to a decrease of $6.3 million during the second quarter of 2004. For the six months ended June 30, 2003 the fair value increased $2.0 million and for the same period in 2004 the fair value decreased $4.0 million.

Year ended December 31, 2003 compared to year ended December 31, 2002

Sales. Our sales declined from $628.3 million in 2002 to $619.1 million in 2003, a decrease of $9.2 million, or 1.5%. Total volumes shipped, however, increased from 599 million pounds in 2002 to 605 million in 2003.

The June 30, 2003 acquisition of 50% of Wise Recycling contributed 35 million pounds to this increase. This increase was offset by a 29 million pound decrease at Alloys, representing an approximately 4.8% decrease in annual can stock shipments. The decrease in shipments at Alloys was primarily the result of lower can stock shipments due to the unseasonably cool and wet summer in 2003 throughout much of the United States and Canada, which decreased demand through out the industry. Sales at Recycling are primarily in copper and other non-ferrous scrap and are made at lower prices than the semi-fabricated products such as can sheet sold by Alloys.

Cost of Sales. Cost of sales increased from $593.0 million in 2002 to $601.7 million in 2003, an increase of $8.7 million or 1.5%. Metal costs, representing 66.5% and 66.7% of cost of sales in 2002 and 2003, respectively, increased from $394.1 million in 2002 to $401.2 million in 2003, an increase of $7.1 million or 1.8%. Conversion costs, which exclude metal, but include employment, energy, materials and other increased from $199.0 million in 2002 to $200.4 million in 2003, an increase of $1.4 million or 0.7%. Conversion costs as a percentage of conversion revenue increased from 86.4% in 2002 to 88.0% in 2003, an increase of 1.6%. Resulting conversion margin decreased from $31.5 million to $27.3 million, a decrease of $4.2 million or 13.3%. The majority of the decrease in conversion margin resulted from an increase in the price we paid for natural gas. The average price per mmBTU paid increased from $4.58 in 2002 to $5.11 in 2003, contributing to a $2.4 million or 7.6% decrease in conversion margin. Over the past 10 years, natural gas has averaged approximately $2.97 per mmBTU. Based on 2003 natural gas usage of 4.5 million mmBTU and a price paid of $5.11 per mmBTU, 2003 natural gas costs were $9.9 million, or 72.1%, higher than the ten-year historical average. As a percentage of conversion revenue, decreases in materials of 2.2% were offset by increases in employment and other costs of 4.0%.

Selling, General and Administrative. Selling, general and administrative expenses increased from $6.8 million in 2002 to $9.2 million in 2003, an increase of $2.4 million or 26.1%. Contributing to this increase was an additional $0.5 million from the acquisition of Recycling, $0.9 million from a shift of key executives to corporate in late 2002 and additional legal and accounting fees of $0.5 million.

Interest Expense and Fees. Interest expense, including the amortization of deferred financing costs, increased from $11.1 million in 2002 to $14.4 million in 2003, an increase of $3.3 million, or 29.7%, primarily as a result of the refinancing which occurred in September 2002. Non-cash amortization of deferred financing costs increased by $1.3 million from $0.8 million in 2002 to $2.1 million in 2003. As part of the refinancing, we sold $35 million of secured subordinated notes which bear interest at 15% per annum, of which 2% is paid-in-kind, which increased interest expense by approximately $2.3 million from 2002 to 2003.

Mark-to-Market for Contracts under SFAS No. 133. This income represents the non-cash gain we recognized pursuant to SFAS No. 133. The unrealized gains were as a result of forward contracts entered into to fix interest rates and to hedge the cost of natural gas and aluminum. The fair value at December 31, 2003 for natural gas and aluminum derivatives were $1.0 million and $2.8 million, respectively. The fair value of the interest rate cap was nominal. In 2003, we recognized a loss of $8.2 million versus income of $12.7 million in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales. Our sales declined from $641.9 million in 2001 to $628.3 million in 2002, a decrease of $13.6 million, or 2.1%. Total volumes shipped, however, increased from 585 million pounds in 2001 to 599 million pounds in 2002. The decrease in sales dollars and corresponding decrease in sales dollars per pound shipped was a result of reduced aluminum prices. Due to falling aluminum prices, our metal transfer price decreased from a high of $0.75 per pound in 2001 to a low of $0.65 per pound in 2002. A similar decrease is also noted in our cost of sales comparison.

Cost of Sales. Cost of sales decreased from $600.9 million in 2001 to $593.0 million in 2002, a decrease of $7.9 million or 1.3%. Metal costs included in cost of sales decreased from $403.9 million in 2001 to $394.1 million in 2002, a decrease of $18.9 million or 4.6%. Conversion costs, which exclude metal, but include employment, energy, materials and other increased from $197.0 million in 2001 to $199.0 million in 2002, an increase of $2.0 million or 1.0%. Conversion costs as a percentage of conversion revenue increased from 86.1% in 2001 to 86.4% in 2002, an increase of 0.3%. Resulting conversion margin decreased from $31.9 million in 2001 to $31.5 million in 2002, a decrease of $0.4 million or 1.3%. The increased percentage of conversion costs to conversion revenue was attributable to slightly decreased average conversion revenue described above offset by employment costs. Employment costs decreased from 31.8% of conversion revenue in 2001 to 31.2% in 2002, a decrease of 0.6%.

Selling, General and Administrative. Selling, general and administrative expenses decreased from $9.5 million in 2001 to $6.8 million in 2002, a decrease of $2.7 million or 28.4%. Contributing to this decrease was the non-recurrence of $3.8 million of costs in 2001 attributable to certain banking and professional fees. This decrease was offset by a $0.5 million increase in legal and accounting fees and a $0.7 million increase in severance and related amortization expenses.

Interest Expense and Fees, net. Interest expense, including the amortization of deferred financing costs, decreased from $18.1 million in 2001 to $11.1 million in 2002, a decrease of $7.0 million, or 38.7%, primarily as a result of an overall decrease in our average outstanding indebtedness from $166.2 million in 2001 to $150.0 million in 2002. Also contributing to the decrease in interest expense was a decrease in the average interest rates paid in 2002 versus 2001 as a result of an interest rate collar that was in place until March 31, 2002, which effectively placed a 7.02% floor on the basis of LIBOR used to calculate the effective interest rate paid.

Mark-to-Market for Contracts Under SFAS No. 133. This income (loss) represents the non-cash gain (loss) we recognized pursuant to SFAS No. 133. The unrealized gains (losses) were as a result of forward contracts entered into to fix interest rates and to hedge the cost of natural gas and aluminum. The fair value at December 31, 2002 for the interest rate, the natural gas swaps, caps and collars and aluminum derivatives were gains (losses) of $0.3 million, and $1.1 million and ($6.5) million, respectively. The income recognized in 2002 was $12.7 million versus a loss of $17.8 million in 2001.

Gain on the Extinguishment of Debt. During 2002, the Company reached a settlement with Alcoa that provided for the forgiveness of all balances due under a subordinated debt agreement upon receipt of payment in full of our outstanding payables to Alcoa. The resulting debt forgiveness resulted in a gain of $13.0 million.

Liquidity and Capital Resources

Our principal source of cash to fund liquidity needs is net cash provided by operating activities and availability under the revolving portion of our senior secured facility. We anticipate that our primary liquidity needs will be for debt service, working capital, capital expenditures and distributions for tax purposes. Our debt service costs increased as a result of the offering of the original notes. We believe that cash generated from operations and available borrowings under our senior secured credit facility, as amended and restated, in connection with the offering of the original notes, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future. However, our liquidity could be hampered if aluminum prices were to substantially increase or if we incurred significant unexpected increases in necessary capital expenditures. Significant increases in volumes could also impact our liquidity. See “Risk Factors” for certain circumstances that could adversely affect our liquidity. In particular, a default under our senior secured credit facility or decreased sales or lower margins from our sales to Ball or Crown and other competitive factors could have a material adverse effect on our liquidity.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Operating Activities. During the six months ended June 30, 2004, net cash used in operating activities was $12.5 million as compared to $7.7 million provided by operating activities during the six months ended June 30, 2003. Fluctuations in cash used in and provided by operating activities are subject to changing working capital requirements especially for accounts receivable and inventories. During the six months ended June 30, 2004, accounts receivables increased from $20.4 million at December 31, 2003 to $68.2 million at June 30, 2004, an increase of $47.8 million. This increase is a result of timing, a change in a significant customer’s payment terms, and the rising price of metal. The payments by our customers are made at periodic times during the week and month, not everyday, nor exactly in 30 days, so the balance in receivables can fluctuate significantly at the end of a quarter depending on the timing of receiving payments. One of our largest customers changed to paying on 30-day terms versus previously paying on 10-day terms. This change has resulted in our receivable balances generally being $15 million higher than they were than under the previous terms. As a result, the customer is no longer entitled to a concomitant early payment discount. Lastly, metal prices and our corresponding metal transfer sales price were 10% higher at the end of June 30, 2004, as compared to December 31, 2003. The six months ended June 30, 2003, also saw an increase in receivables of $17.5 million which was also the result of the timing of the receipt of customer payments as well as a normal seasonal fluctuation whereby second quarter shipment levels tend to be higher than fourth quarter shipments due to increased summer consumer demand for beverage cans.

Investing Activities. In the six months ended June 30, 2004, our capital expenditures were $3.4 million as compared to $7.9 million during the same period in 2003. The reduction in capital expenditures in 2004 was based on a program to minimize discretionary spending while focusing on higher production levels to meet current can sheet demand. Certain capital projects totaling $7 million are planned to occur later in the year to time with decreased seasonal production levels. These projects include furnace rebuilds in the second half of the year, whereas in 2003 they were completed in the first half of the year. Also, plans include installing a new power system in the fourth quarter on the 116-inch mill to improve recovery process capabilities.

Financing Activities. Net cash provided by financing activities was $16.1 million in the six month period ended June 30, 2004 compared with $3.2 million used in financing activities in the first half of 2003. Net cash provided by financing activities was related to the proceeds of the senior secured note offering offset by repayments under our senior secured credit facility, the repayment of the subordinated secured notes, and the repurchase of members’ equity, and was used primarily for working capital requirements and capital expenditures.

Subsequent to June 30, 2004, we entered into an Asset Sale Agreement with Congress Financial Corporation. This agreement allows us from time-to-time to sell certain accounts receivable up to $17 million on a non-recourse basis to Congress Financial. As of June 30, 2004, no accounts had been sold under this agreement.

Year ended December 31, 2003 compared to year ended December 31, 2002

Operating Activities. During the year ended December 31, 2003, net cash used in operating activities was $2.3 million as compared to $22.9 million in 2002. At both the end of 2002 and 2003 the company experienced an unusual build-up in inventory. The increase at the end of 2002 was in anticipation of a work stoppage if new labor agreements were not consummated. As noted, new labor accords were agreed upon and the inventory levels were reduced in the first several months of 2003.

In late 2003, we were bidding on additional supply for a new customer. In order to insure delivery under the vendor managed inventory program effective immediately upon an anticipated acceptance of the proposal, inventories were built up by nearly 25 million pounds at a cost of approximately $35 million. Management utilizes a strategy of increasing production efficiencies which effectively reduces inventory levels. This effort should reduce inventory pounds by approximately 30 million by the end of 2004, and decrease outstanding debt by $20 million. These debt reductions will ultimately depend on the cost of aluminum during this period of reduction and may be offset by rising aluminum prices.

Investing Activities. In 2003, our capital expenditures were $10.1 million. These expenditures, which exclude recurring maintenance expenditures, are comprised of capital improvements principally related to machinery and equipment. We expect that our capital expenditures for 2004 will be approximately $12 to $17 million. Additionally, we incur annual maintenance expenditures, which run through our statement of operations, of approximately $40.0 million. We do not anticipate the need to make any major capital expenditures in the immediate future.

Financing Activities. Net cash provided by financing activities was $9.1 million in 2003 compared with $40.5 million in 2002. Net cash provided by financing activities in 2003 and 2002 was related to the net borrowings under our revolving credit facility, amortization requirements of our term loan facility and payments of other long-term obligations, and was primarily required by the use of cash provided by operating activities and capital expenditures.

Year ended December 31, 2002 compared to year ended December 31, 2001

Operating Activities. During the year ended December 31, 2002, net cash used in operating activities was $22.9 million compared to cash provided in 2001 of $67.9 million. Inventories were built at the end of 2002 in anticipation of a work stoppage if new labor agreements were not consummated. During 2001, receivables were decreased by $54.3 million and inventories decreased by $33.6 million as we undertook major initiatives to improve working capital.

Investing Activities. Net cash used by investing activities was $14.2 million in 2002 compared to $8.4 million in 2001. The net cash used by investing activities during both periods were due to capital expenditure requirements.

Financing Activities. Net cash provided by financing activities was $40.5 million in 2002 compared with net cash used in financing of $59.4 million in 2001. Net cash provided by financing activities in 2002 and used in 2001 were related to the net borrowings under our revolving credit facility, amortization requirements of our term loan facility and payments of other long-term obligations, and was primarily impacted by improved working capital in 2001 as well the inventory build in late 2002.

Debt. Borrowings under the senior secured credit facility, as amended and restated, are limited to up to 85% of eligible accounts receivable of the borrowers, plus the lesser of the value of 70% of eligible finished goods and raw materials and up to 60% of eligible work-in-process inventory or 85% of the net orderly liquidation value of inventory as set forth in appraisals delivered from time to time. Upon the amendment and restatement of the senior secured credit facility at the time of the offering of the original notes, we had $48.1 million of availability under this facility. Up to $15 million of the revolving portion of our senior secured credit facility was available for the issuance of letters of credit upon the closing of the offering of original notes. Our obligations under the senior secured credit facility are secured by a first priority lien upon our accounts receivable and inventory and related assets and a second priority lien on the assets that secure the notes and may be secured by a lien on additional collateral. The senior secured credit facility requires our compliance with various financial ratios and will contain negative and affirmative covenants and events of default, each as described in “Description of Other Indebtedness—Senior Secured Credit Facility.” The senior secured credit facility also provides for an event of default and limit additional borrowings upon a material adverse change to us if our borrowing base does not exceed the outstanding amount by at least $10 million.

Quantitative and Qualitative Disclosures About Market Risk

Cost of Aluminum. As a condition of sale for a substantial majority of our sales, our customers require us to enter into short and long-term fixed price commitments. Under these agreements, the pricing terms of the aluminum component can be based on “band” pricing where there is an upper and lower limit, a fixed price or an upper limit only. In addition, the price of the aluminum component can be set as much as six months prior to the actual sale date, leaving us exposed to the risk of fluctuating aluminum prices between the time the price on the order is determined and the time that the order is fulfilled.

Our aluminum commodity risk management policy is to hedge the aluminum price risk associated with these fixed price firm commitments. At June 30, 2004, these contracts covered approximately 61,500 metric tons with a fair value gain of approximately $0.6 million. A hypothetical 10% increase (or decrease) in aluminum prices from the June 30, 2004 level would result in a non-cash gain (or loss) of approximately $10.5 million related to these positions and would be reflected as a mark-to-market adjustment for SFAS No. 133, which will be offset by the unrecorded gain (or loss) associated with customer contracts.

Interest. As substantially all of our debt other than the senior secured notes is based on floating interest rates at June 30, 2004, our earnings are also affected by changes in interest rates due to the impact of those changes on interest expense. Our interest rate risk management policy is to limit the extent that a change to the interest rate can impact earnings and cash flows. To achieve this objective, we used interest rate collars through March 31, 2002, which effectively put a “cap” and a “floor” on the total amount of interest expense we could incur. Our interest rate collars expired on March 31, 2002. We now utilize an interest rate cap with a notional coverage amount of $50 million which effectively caps $50 million of our variable debt exposure to LIBOR increasing above 2.5%. This cap will expire on December 31, 2004. We repaid a portion of the outstanding variable debt with the proceeds of the offering of the original notes.

A hypothetical 100 basis points increase (or decrease) in interest rates from the June 30, 2004 levels would impact annual interest expense by approximately $0.6 million.

We do not enter into derivative contracts for speculative purposes.

Backlog of Customer Business

We maintain long-term supply agreements with our key customers in the aluminum can sheet market. Specifically, we have a long-term contract with Ball extending through 2007 and a long-term contract with Crown extending through 2008. At present, we have orders from Rexam and expect orders through at least the end of 2004. These customers represent three of the four largest aluminum can manufacturers both in the United States and globally. Metal Container, a captive subsidiary of Anheuser Busch, is the fourth of these major manufacturers that comprise substantially all of the United States market and a majority of the global aluminum can production market.

We believe the general terms of our customer contracts are standard for the industry. These contracts are supply arrangements whereby specific quantities and product pricing are negotiated and agreed to on an annual basis under the terms of the multi-year master supply agreement. While supply agreements are negotiated annually, the volumes have not varied significantly over the term of the supply agreements which generally extend three to five years. Furthermore, these volumes are not expected to vary significantly throughout the term of the multi-year master supply agreements. Lastly, in 2004, we have started trial shipments to a fourth major beverage can manufacturer.

Under the terms of our customer contracts, we use an industry standard for pricing the metal component of all aluminum can sheet sold. This standard is described above in “—Conversion Revenue and Conversion Margin.” Accordingly, at any given point of time, we effectively have seven months of delivery priced under the master contract, or approximately 350 million pounds, the exact specifications and delivery locations to be specified as described below.

We receive orders from our customers which provide detailed specifications as to metal characteristics and specific plant location. Although all orders are placed pursuant to the contract, quantities and specifications will vary by plant and more specifically by production line within the plant. These orders are generally provided with a two to three month lead time. The majority of all orders, specifically can stock orders, that are processed by Alloys are made to a specific customer order. Due to seasonal considerations, the first quarter is generally the highest sales volume for Alloys.

Contractual Obligations and Other Commitments

The following tables summarize our material contractual obligations as of December 31, 2003 and as of June 30, 2004.

Payments due by period—December 31, 2003

(in thousands)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations(1)	$179,932	$120,724	$18,256	$376	$40,576
Operating Leases	7,778	1,386	2,258	1,918	2,216
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP(2)	3,150	300	750	900	1,200

Total Contractual Obligations	$190,860	$122,410	$21,264	$3,194	$43,992

(1)	Includes pay-in-kind interest on our senior secured subordinated notes due 2009.
(2)	Other long-term obligations include certain future payments related to employment contracts for certain of our current executives. See “Management—Employment Agreements.”

Payments due by period—June 30, 2004

(in thousands)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$213,962	$62,823	$376	$376	$150,387
Operating Leases	7,239	1,346	2,094	1,795	2,004
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP(1)	3,000	300	800	950	950

Total Contractual Obligations	$224,201	$64,469	$3,270	$3,121	$153,341

(1)	Other long-term obligations include certain future payments related to employment contracts for certain of our current executives. See “Management—Employment Agreements.”

THE EXCHANGE OFFER

General

We sold the Original Notes on May 5, 2004 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to investors outside the U.S. in compliance with Regulation S under the Securities Act.

In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of an exchange registration rights agreement dated as of May 5, 2004 between us and the initial purchasers (the “Registration Rights Agreement”).

Under the Registration Rights Agreement, we became obligated to file a registration statement in connection with an exchange offer within 120 days after the original issue date of the Original Notes (the “Issue Date”) and use our reasonable best efforts to cause the exchange offer registration statement to become effective within 180 days after the Issue Date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the Exchange Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the Exchange Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the Exchange Notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the Exchange Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution” for additional information.

We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the issuer and delivering Exchange Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the Exchange Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “—Conditions” without waiver by us, certificates for any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes as promptly as practicable after the expiration date.

Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See “—Fees and Expenses.”

Shelf Registration Statement

If (1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer; or (2) the exchange offer is not consummated within 210 days of the Issue Date; or (3) in certain circumstances, certain holders of unregistered Exchange Notes so request; or (4) or because of any change in law or in currently prevailing interpretations of the staff of the SEC, a holder is permitted to participate in the exchange offer or (5) in the case of any holder that participates in the exchange offer, such holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or within the meaning of the Securities Act), then in each case, we will (x) promptly deliver to the holders and the Trustee written notice thereof, and (y) at our sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the notes (the “Shelf Registration Statement”) and (b) use our reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of two years after the Issue Date or such time as all of the applicable notes have been sold thereunder.

We will, in the event that a Shelf Registration Statement is filed, provide to each holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

We will, if and when we file the shelf registration statement, provide to each holder of the Notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the Notes. A holder that sells Notes pursuant to the shelf registration statement generally must be named as a selling security-holder in the related prospectus and must deliver a prospectus to purchasers. A seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the Notes also will be bound by applicable provisions of the Registration Rights Agreement, including indemnification obligations. In addition, each holder of Notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its Notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the Registration Rights Agreement.

Additional Interest

If we fail to meet the targets listed in the three paragraphs immediately following this paragraph, then additional interest (“Additional Interest”) shall become payable in respect of the notes as follows:

1. if (A) a registration statement on an appropriate registration form with respect to the exchange offer (the “Exchange Offer Registration Statement”) is not filed with the SEC on or prior to 120 days after the Issue Date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

2. if (A) the Exchange Offer Registration Statement nor a Shelf Registration Statement is not declared effective by the SEC on or prior to 180 days after the Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

3. if(A) we have not exchanged Exchange Notes for all notes validly tendered in accordance with the terms of the exchange offer on or prior to the 210th day after the Issue Date or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the Issue Date (other than after such time as all notes have been disposed of thereunder and other than during any Blackout Period relating to such Shelf Registration), then Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 210th day after the Issue Date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective, in the case of (B) above, such Additional Interest rate increasing by additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, (x) that the Additional Interest rate on the notes may not accrue under more than one of the foregoing clauses (l) - (3) at any one time and at no time shall the aggregate amount of Additional Interest accruing exceed in the aggregate 1.0% per annum; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (2) above), or (c) upon the exchange of Exchange Notes for all notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (3) (B) above), Additional Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

No Additional Interest shall accrue with respect to notes that are not Registrable Notes, as defined in the Registration Rights Agreement.

Any amounts of Additional Interest due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

The sole remedy available to the holders of the notes will be that described above.

Expiration Date; Extensions; Amendment

The term “expiration date” means 12:00 midnight, New York City time, on December 1, 2004, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

(a) to delay accepting of any Original Notes, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

(b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes.

We will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

•	arrange for DTC to transmit required information in accordance with DTC’s procedures for transfer to the exchange agent in connection with a book-entry transfer.

To be validly tendered, the documents must reach the exchange agent by or before 12:00 midnight New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

The tender by a holder of Original Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 12:00 midnight New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

Only a holder of Original Notes may tender Original Notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution,” unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing, and unless waived by us, submit evidence satisfactory to us of their authority to act with the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of counsel for us, would be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion to:

(a) purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

(b) to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

(a) the Exchange Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

(b) the holder is not engaged in and does not intend to engage in a distribution of the Exchange Notes;

(c) the holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; and

(d) the holder is not our “affiliate,” as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at The Depository Trust Company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account with respect to the Original Notes in accordance with DTC’s procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent’s account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their Original Notes and

(a) whose Original Notes are not immediately available or

(b) who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

(1) the tender is made through an eligible institution;

(2) on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

Tenders of Original Notes may be withdrawn at any time by or prior to 12:00 midnight, New York City time, on the expiration date.

To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

(a) specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

(b) identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(c) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

(d) specify the name in which any such Original Notes are being registered if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Exchange Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under “Procedures for Tendering” at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any Exchange Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If we determine in our reasonable discretion that the foregoing condition exists, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Pursuant to the Registration Rights Agreement, we are required to file with the SEC a shelf registration statement with respect to the Original Notes on or prior to the 90th day after the delivery of a Shelf Notice as required pursuant to Section 2(c) of the Registration Rights Agreement, and thereafter use our reasonable best efforts to cause the shelf registration statement declared effective on or prior to the 180th day after the filing date, if:

(a) the exchange offer is not permitted by law or applicable interpretations of the staff of the SEC; or

(b) the exchange offer is not consummated within 210 days of the Issue Date; or

(c) certain holders of unregistered Exchange Notes so request; or

(d) in the case of any holder that participates in the exchange offer, such holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours) or within the meaning of the Securities Act.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer, and is also the trustee under the indenture under which the Exchange Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Exchange Agent, addressed as follows:

For information by Telephone:

(212) 815-3750

By Mail: The Bank of New York 101 Barclay Street, 7E New York, New York 10286 Attn: Kin Lau	By Hand or Overnight Delivery Service: The Bank of New York 101 Barclay Street, 7E New York, New York 10286 Attn: Kin Lau

By Facsimile Transmission:

The Bank of New York

Reorganization Department

Attn: Kin Lau

(212) 298-1915

Telephone confirmation:

(212) 815-3750

Fees and Expenses

We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

The cash expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of The Bank of New York as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the Exchange Notes.

Consequences of Failure to Exchange

Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

(a) to us, upon redemption of the Original Notes or otherwise;

(b) so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule l44A, in a transaction meeting the requirements of Rule 144A;

(c) in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

(d) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(e) under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

BUSINESS

Introduction

We are the third largest producer of aluminum beverage can stock in the world and one of the largest aluminum scrap recyclers in the United States. Beverage can stock is aluminum sheet specifically designed and engineered for the production of aluminum beverage cans. In 2003, we supplied 15% of the North American market for aluminum beverage can stock as measured by volume, and we own one of only five beverage can stock facilities in North America, which provides valuable capacity to a consolidated industry. Since purchasing our production facilities from Reynolds Metals Company in January 1999, we have diversified our customer base from a single customer, Ball Corporation, to include Crown Holdings, Inc. and Rexam PLC, the three largest beverage can manufacturers in the world, together representing 77% of the beverage can stock purchased in North America in 2003. Our beverage can stock customers produce aluminum cans for the largest brewers and carbonated soft drink bottlers in North America. In addition, we produce food can stock and semi-fabricated aluminum sheet for transportation and other markets. Our recycling operation, Wise Recycling, provides aluminum feedstock for our aluminum sheet production and collects scrap for sale in the merchant market. We do not derive a material percentage of our revenues from customers outside the United States.

The aluminum beverage can industry is a consolidated and mature industry which has experienced consistent historical stability. Four principal competitors, Ball, Crown, Rexam and Metal Container Corporation, the can-making subsidiary of Anheuser-Busch Companies, Inc., account for 99% of the production volumes of aluminum beverage cans in North America. Over the past ten years, the compounded annual growth rate for the United States beverage can market has been approximately 0.5%. According to the Can Manufacturers Institute, 100.5 billion beverage cans were produced and shipped in the United States in 2002. In addition to our Listerhill facility in Muscle Shoals, Alabama, the only other facilities in the world that have the capability to produce aluminum beverage can stock are operated by two companies, Alcoa, Inc. and Alcan, Inc. The newest of these facilities was built in the mid-1980’s and we are unaware of any plans to build additional facilities to serve the can stock industry. Factors that have led to the consolidation in the industry and our expectation of limited new entrants include substantial capital requirements, lengthy customer qualification procedures and Food and Drug Administration regulations concerning beverage can coatings for bottlers. Most importantly, customers’ stringent requirements for thinner gauge can stock and higher quality can stock have surpassed the technical capabilities of most rolling mill operators. Furthermore, there historically have been virtually no foreign shipments of aluminum beverage can stock to North America primarily due to product quality requirements.

Our primary manufacturing operation, Wise Alloys, converts aluminum feedstock into beverage can stock, food container stock and semi-fabricated aluminum sheet. Unlike our principal competitors, we do not manufacture aluminum from bauxite. Instead, we process aluminum scrap and prime aluminum manufactured by third parties. Our production takes place at our Listerhill facility, which we purchased in 1999 as part of Reynolds’ divestiture of its integrated can-making infrastructure. Ball purchased Reynolds’ can-making assets in 1998 and since that time has remained a major customer of our Listerhill facility. The Listerhill facility is a four million square foot plant with 1.8 billion pounds of annual casting capability, 1.4 billion pounds of annual hot mill capacity and 1.1 billion pounds of annual finishing capacity. The facility has been well-maintained and modernized with more than $670 million spent on capital improvements since a major modernization process was begun by Reynolds in 1986. We believe the facility is one of the most technologically advanced and lowest cost aluminum processing mills in North America. We do not expect that the facility will require significant near-term capital expenditures.

Aluminum feedstock purchases comprised approximately 66% of our cost of sales in 2003 for our Alloys operations, with scrap comprising 71% of those total aluminum purchases. Historically, scrap has been a lower cost input for the production of our products than prime aluminum because our scrap reclamation assets are integrated into our production process and because scrap has generally been sold at a discount to prime aluminum. We have scrap purchase arrangements with our key customers through which we purchase scrap aluminum generated by their can production processes. These scrap purchase arrangements provided us with approximately 125 million pounds of scrap aluminum, or 29%, of our scrap aluminum requirements in 2003. We also obtain scrap from our scrap collection subsidiary, Wise Recycling, which provided us with approximately 42 million pounds of scrap aluminum, or 10%, of our scrap aluminum requirements in 2003. Our remaining scrap aluminum requirements are met by independent suppliers and brokers. We believe that we are one of the largest purchasers of used beverage containers, or UBCs, in North America, and we believe that our purchasing power provides us with the ability to negotiate favorable terms and conditions with our suppliers and enhance our operating margins.

Wise Recycling provides us with an effective, profitable infrastructure to obtain a portion of Wise Alloys’ scrap requirements. The aluminum scrap collection process operates through our seven regional shipping centers, which act as hubs for a total of 38 service and convenience centers. The shipping centers process and upgrade the various metals collected at their respective service and convenience centers. Furthermore, Wise Recycling collects other forms of non-ferrous scrap, primarily non-UBC aluminum, copper and brass, for sale into the merchant market. In 2003, Recycling sold 67.4 million pounds of scrap to third parties.

Our Listerhill facility has been a supplier to selected Ball manufacturing facilities since 1965. During 2003, we supplied approximately 30% of Ball’s total can stock volume. Ball and Crown have contracted to purchase aluminum beverage can stock from us until the end of 2007 and 2008, respectively. During 2003, we began selling aluminum can stock to Rexam, and in 2004 we began trial shipments to a fourth major beverage can manufacturer. Industry wide, aluminum can stock is priced under a mechanism of periodic price adjustments which passes through metal costs. Historically, the prices of our other products have had a direct correlation to the prices of our metal material costs. Consequently, we have been able to maintain a relatively consistent conversion revenue, defined as net revenue less material costs, on a per pound basis. This consistency has allowed us to focus on our conversion cost reduction, customer diversification and new product opportunities, resulting in improved operational results.

Competitive Strengths

We believe we have a strong competitive position in the aluminum sheet market as a result of a number of factors, including:

•	State-of-the-Art Facilities with Flexible Production Capabilities: We believe that our Listerhill facility is one of the most technologically advanced and flexible manufacturing facilities in the United States aluminum sheet industry. The facility has benefited from more than $670 million in capital improvements and upgrades since a major modernization process was begun by Reynolds in 1986. These investments strengthened our facility’s competitive position by improving product quality, increasing processing capacity and reducing operating costs. Our facility’s features include a technologically advanced electromagnetic cast house, which is the only multiple station unit in the industry; a pusher furnace; hot mills with 116-inch width capability; four cold mills; an annealing line; a coating line and inspection and gauge control systems; and surface inspection systems. Our rolling capabilities have allowed us to meet our customers’ increasing demands for thinner gauge aluminum sheets and their increasingly stringent quality controls, unlike some of our former competitors. Our capabilities also enhance our competition position as we address new markers. For instance, Listerhill is one of only two North American facilities capable of rolling the widths necessary for trailer roofs. In addition, our electromagnetic casting facilities and cold mills also give us superior flexibility to produce customized runs of limited quantity products with shorter production lead times in a cost effective manner. These shorter runs enable us not only to meet our can stock customers’ demands for special seasonal or promotional products or innovative new products with a limited initial market, such as energy drinks, but also efficiently produce other products, such as StarBright™, a recently introduced aluminum tread product used in truck beds and linings. We believe the products produced from our custom runs represent some of our customers’ highest margin businesses.

•	Significant Market share and Industry Presence: We are the third largest producer of beverage can stock in the world and had a 15% share of the North American market in 2003 measured by volume,

supplying three of the four major beverage can producers in North America. In the highly-concentrated United States beverage can stock industry, we offer a cost-competitive and highly flexible alternative to the two major beverage can stock producers, Alcoa and Alcan. Our Listerhill facility provides the U.S. with valuable industry capacity. We believe we are the only industry participant who can efficiently produce both small and large runs of beverage can stock.

•	Management Excellence: Our senior management team has an average of 25 years of industry experience. Since taking over the operation of our Listerhill facility in 1999, our team has successfully increased efficiency and diversified our customer base. Between 1999 and 2003, we focused on our core strength of can stock production, and suspended our production of brazing sheet and reroll. We also eliminated unprofitable sales outside North America and diversified our can stock customer base by adding Crown as a customer in 1999 and Rexam in 2003. We reduced our workforce at our Listerhill facility from 1,572 employees to 963 employees, or 39%, while increasing average packed pounds per man-hour from 268 pounds to 361 pounds, or 35% from 1999 through the first quarter of 2004. We have achieved these efficiencies without compromising safety or quality. Our management team has provided us with credibility with our employees resulting in a five-year contract beginning January 7, 2003 with our labor unions which, by eliminating inflexible work rules, provides for a more efficient operation.

•	Utilization of Scrap as our Principal Aluminum Feedstock: We utilize scrap aluminum as our principal feedstock in the production of aluminum sheet. Scrap aluminum has consistently been cheaper than prime aluminum with a discount off the London Metal Exchange, or LME, quoted prime aluminum price of between 16 cents and 7 cents per pound since 2000. Our integrated scrap reclamation process allows us to capitalize on this discount by providing us a lower cost feedstock as compared to prime aluminum. We believe our scrap reclamation process, the process by which scrap is prepared for casting, is the most efficient in North America. We believe we are the only producer of aluminum beverage can stock products in North America that principally uses scrap aluminum rather than prime aluminum to produce the same high quality product as other industry participants. It is our opinion that scrap aluminum will continue to represent an abundant and lower-priced alternative to prime aluminum. Our Recycling business, combined with independent suppliers and brokers, provides us with cost-effective sourcing of scrap.

•	Effective Management of Aluminum Price Fluctuations: We reduce our exposure to aluminum price fluctuations by passing cost increases through to customers to the extent possible through an indexed sales pricing mechanism contained in our long term customer supply agreements. Furthermore, we hedge the commodity risk through the use of futures and options contracts on the LME. Although the spread differential between prime metal and scrap cannot be cost-effectively hedged in the financial markets, we eliminate commodity price risk on the portion of the scrap aluminum we receive from our customers through purchase agreements based on the original sales price. Aluminum purchases represented approximately 67% of our total cost of sales in 2003.

Business Strategy

The development of our business is based on the following key strategies:

•	Increase Market share of Beverage Can Stock: We intend to leverage our competitive strengths with our current beverage can stock customers to increase our sales volume. We currently supply three of the four largest beverage can producers in North America, Ball, Crown and Rexam, and we have begun trial shipments to a fourth major beverage can manufacturer. Our flexible production capabilities provide key benefits to our customers by allowing us to efficiently produce customized runs in a short time frame. We have successfully diversified our customer base in the beverage can stock industry and seek to maximize our volume of beverage can stock in the future.

•

Increase Operating Efficiency and Improve Cost Structure: We intend to strengthen our market position by further lowering our production costs. We instituted new operating and reporting procedures, and as a result have successfully reduced headcount and increased packed pounds per man-hour over the last four years. We also have increased annual capacity in nearly every area of our Listerhill facility; increasing our casting capacity by 37% to 1.8 billion pounds and overall finishing capacity by approximately 10%, or 95 million pounds. In addition, faced with escalating energy costs in 2003, we decreased our energy consumption on a per pound basis by 8.3% through more efficient utilization of our furnaces. We intend to further to improve our operating efficiencies in the future, through measures that include switching from a three stand to a five stand mill in our end stock production process, utilizing new methods to more effectively detect flaws in our can sheet and implementing additional inspection cameras at the three stand and five stand mills.

•	Penetrate New Markets and Utilize Capacity: We will continue to look for new opportunities to expand our product offerings to profitable markets beyond those in which we currently participate. Because of recent efficiencies achieved in our can stock production, we are considering resuming production of brazing sheet and other products suspended in 2000. We seek to grow our sales of new products such as StarBright™, which has a high gross margin and has given us a broader market for aluminum tread. Furthermore, we believe that because of our improvements in production and our increased capacity, we can now efficiently produce aluminum sheet for the distributor market (general equipment), the building products market, as well as various other intermediate products.

•	Capitalize on Acquisition Opportunities: We believe that our stable position in the aluminum beverage can stock market, our efficient production capabilities, our experienced management team and continuing consolidation and rationalization in the aluminum industry will allow us to take advantage of synergistic acquisition opportunities. Over the last 15 years the aluminum industry has gone through a consolidation which has occurred mostly among the larger, primary producing companies such as Alcoa and Alcan. Outside these large participants, the aluminum industry is characterized by overcapacity and large differences in the relative efficiency of producers. We believe that there are acquisition opportunities in this sector that would allow us to further diversify our product offerings and customer base. We will consider selective acquisition opportunities and other strategic or commercial arrangements as they arise.

•	Develop our Recycling Operations: Our Recycling business, combined with independent suppliers and brokers, provides us with cost-effective sourcing of scrap for our aluminum sheet production. Operated as a profit center, Wise Recycling captures additional scrap margins through its low-cost scrap collection infrastructure and through external merchant sales. It collects not only UBCs which are consumed by Wise Alloys, but also copper and brass scrap which is sold to third parties. Recycling continues to identify potential locations where there is sufficient industrial base to supply scrap to us more profitably than external sources. We are currently expanding Recycling’s business to include warehousing operations in order to provide regional shipping centers for our scrap collection networks and to enhance our ability to provide the vendor managed inventory program required by Alloys’ customers. These warehousing facilities will store can stock to be delivered to customers and also operate as centralized shipping points for scrap. We believe these facilities will optimize labor resources and allow us to manage freight costs by coordinating outbound aluminum coil shipments from the Listerhill facility and inbound scrap from the warehouse sites, optimizing the use of our captive rail cars. Recycling opened its first warehouse in Los Angeles in May 2004.

U.S. Aluminum Sheet Market Overview

We compete in the rolled aluminum sheet product market. This market in North America is believed to consist of approximately 10 billion pounds of aluminum shipments annually in segments such as packaging automotive, building and construction and original equipment manufacturing. The rolled aluminum market is somewhat fragmented, with numerous domestic competitors serving a number of different markets according to industry data. We principally serve the packaging segment, which represented approximately 40% of rolled aluminum sheet products in 2003.

Metal Packaging Industry Overview

According to the Can Manufacturers Institute, the total beverage can market demand in 2002 in the United States was 100.5 billion units. Since 1993, most metal beverage cans and ends produced in the United States have been made with aluminum, with steel primarily used in certain fruit juice cans. Of the $6 billion of aluminum beverage cans sold in North America according to industry data, $4.1 billion are estimated to be for carbonated soft drinks and the remaining $1.9 billion for beer. We estimate that the top manufacturers of aluminum beverage cans in North America in 2003 were Ball with a 35% market share (including 2% attributable to Ball’s interest in a joint venture with Coors Brewing Company), Crown with a 21% market share, Metal Container with a 23% market share and Rexam with a 21% market share. These manufacturers are supplied with aluminum beverage can stock (aluminum sheet for body stock, tab and ends) by four principal suppliers: Alcan, Alcoa, ARCO and ourselves. We estimate that within this highly concentrated market, Alcoa and Alcan each hold about a one-third market share and we hold a 15% market share. The remainder of the capacity is provided by ARCO, which shares with Alcan the ownership of a facility in Logan County, Kentucky.

In addition to the relatively small number of can manufacturers and can stock suppliers, there are a limited number of customers in the aluminum beverage can market. Aluminum beverage containers are sold primarily to makers and fillers of carbonated soft drinks, beer and other beverages. The principal aluminum beverage container purchasers in the United States are Anheuser-Busch, The Coca-Cola Company and PepsiCo Inc. Given the highly concentrated and integrated nature of the aluminum can supply chain (from can stock supplier to ultimate purchaser), customer relationships tend to be long-term and highly interdependent in nature. For example, our customers require prospective can stock suppliers to undergo a rigorous qualification process at their individual manufacturing facilities of up to twelve months before the prospective supplier is approved.

The aluminum can stock market is driven by factors associated with the aluminum beverage can industry. The United States aluminum beverage market is recognized as a mature market that has experienced a compounded annual growth rate of approximately 0.5% in the past ten years. Additionally, aluminum can stock demand and pricing is influenced by aluminum prices, end-market retail strategies, consumer sentiment and industry capacity.

The aluminum beverage can stock market faces competition from other packaging materials such as plastics (primarily high density polyethylene, or HDPE, and polyethylene terephthalate, or PET) and glass. PET increased its market share of the U.S. beverage container market from an approximate 19% market share, as measured by number of containers, in 1997 to an approximate 26% market share in 2002. However, we believe that most of PET’s increases came from expansion in areas of the beverage container market such as water and juice containers that typically do not affect demand for aluminum beverage cans. Glass accounted for approximately 13% of beverage container demand in 2002, but industry sources estimate its market share is declining. However, we believe aluminum will continue as a popular beverage packaging material due to the material benefits associated with aluminum packaging. These benefits include its ease of storage and stacking, ability to preserve beverage freshness and prevent photosensitive deterioration, ease of decoration, cost effectiveness, ability to be efficiently recycled, and its ability to facilitate and preserve beverage chilling.

Products

Beverage Can Sheet Products

We process prime aluminum, scrap and alloying agents into sheet products primarily for use in the manufacturing of aluminum beverage can containers. We produce different sheet products for each of the three components of an aluminum beverage can: the body, the end and the tab, which represent 78.5%, 18.6%, and 2.9%, respectively, of an average beverage can’s weight.

The beverage can stock industry market in which we participate has been driven by increasingly demanding product specifications in the last decade. In 1993, the average can stock gauges were 0.01140” for body stock and 0.01080” for end stock. At these relatively heavy thicknesses, the requirements for the uniformity of flatness and thickness across the entire width of the coil was achievable by all seven producers then making can stock. Similarly, at those gauges, inclusions, impurities and other imperfections in the can stock were far less critical. However, as a result of the struggle for market share and an excess of capacity in the industry, can makers dramatically improved their product and lowered their costs. Their suppliers, can stock makers, had to adapt to these changes in order to survive. By the end of 2000, there were only three can stock makers still existing in North America: Alcoa, Alcan and Wise Alloys. Participants left the industry because they were unable to produce the thinner gauge stock can makers requested and also meet their more stringent quality requirements. Can stock gauges dropped significantly, to 0.01080” for body stock and 0.0086” for end stock, a decline of 5.3% and 20.4%, respectively. It was especially arduous for can stock makers to meet new specifications profitably because the gauges were most significantly reduced in the end and not the body. They had trouble in achieving extremely tight tolerances in a very hard alloy of aluminum and magnesium. Coincident with this change, can makers increased their quality requirements. For example, while in 1996 a rejection rate of 1 in 10,000 cans was acceptable, the level today is 2 in 100,000, representing an 80% increase in the acceptable rejection rate. Today, the three remaining can stock makers have reduced their costs and raised their quality levels to where they are now shipping 0.0080” gauge end stock. We believe that the can stock we produce for everyday orders is equal in quality to that of our competitors, Alcoa and Alcan, and that the quality of our can stock for special orders is superior.

Other Aluminum Sheet Products

The remainder of our aluminum sheet products include rigid container stock for food container manufacturers and fin stock (light gauge alloy) for air conditioners, refrigeration sheets and commercial coolers. We produce small volumes of extra wide aluminum sheeting for truck trailer roofing and for unique architectural projects and aluminum tread for use in tool boxes in truck beds and linings.

The following table sets forth our rolled aluminum product distribution for the past three years:

	Year ended December 31,
	2001	2002	2003
Body Stock	66%	71%	68%
End Stock	17	15	17
Tab Stock	3	3	3

Beverage Can Stock	86	89	88
Food Container	8	8	8
Trailer Roofing	2	2	3
Other	4	1	1

Total	100%	100%	100%

Total pounds billed (in millions)	584	599	570 (a)

(a)	Total pounds billed does not include Wise Recycling shipments to third parties of 35.0 million pounds in the last two quarters of 2003.

For the first eighteen months following the acquisition of our Listerhill facility from Reynolds, we continued to supply customers and products that Reynolds served while examining the profitability margin of each product and each customer. The factors in this analysis included, among other things: impact on our facilities’ efficiencies, our market share and growth potential of a product, the product’s or customer’s size relative to our overall business, the product’s conversion price per pound relative to the conversion costs per pound, the liquidity and relationship with our customer, and the working capital and other capital requirements of pursuing the product or customer. For example, we discovered that production of brazing sheet, which is utilized in automotive applications, led to mill inefficiencies and that the cost of carrying the wide variety of inventory units to service the market was unprofitable. In addition, we sold coil sheet prior to cold mill processing, or reroll, to a limited number of customers. As a result of this analysis, we suspended our production of brazing sheet and the sale of reroll at the end of 2000. In addition, we stopped the shipments of beverage can stock to overseas customers who required substantial credit support.

Recycling

As well as acting as a low-cost supplier of scrap for our aluminum processing operations, Recycling collects and sells copper and brass scrap, which is sold to third parties.

Customers

Ball

Ball is the largest beverage can manufacturer in the United States with a 35% market share (including 2% attributable to Ball’s interest in a joint venture with Coors). In 2003, we supplied Ball with approximately 73% of our Listerhill facility’s total plant output. Our Listerhill facility has served selected Ball manufacturing facilities since 1965. We were one of the largest suppliers of aluminum beverage can stock to Ball in 2003. In 1999, Ball began to consolidate its plants to minimize its excess manufacturing overhead, which resulted from its acquisition of Reynolds’ can manufacturing operations in April 1998. Ball closed four facilities that our Listerhill facility served and shipments of can stock from our Listerhill facility to Ball, exclusive of licensee agreements, declined from 473 million pounds in 1999 to 421 million pounds in 2000 and 399 million pounds in 2001, but rebounded to 421 million pounds in 2002. In 2003, shipments declined to 415 million pounds because the unseasonably cold and wet weather in the summer in the U.S. and Canada decreased beverage can consumption and therefore demand for can stock.

Our supply agreement with Ball provides that Ball will buy from us all of the aluminum beverage can stock requirements of the beverage can manufacturing facilities Ball purchased from Reynolds until the end of 2007, subject to our meeting the best price. See “Risk Factors—Risks Related to the Company—Pricing concessions to our major customers could have an adverse impact on our profitability.” Ball also has the option to have other can stock producers supply aluminum body stock to its can manufacturing plants located in Hawaii and Puerto Rico.

The Ball supply agreement provides for Ball to order minimum shipment amounts in each year of the contract. While Ball has the right to reduce these specified minimum shipment amounts, it generally can only do so contractually in proportion to reductions in the beverage can stock requirements of all of its can manufacturing facilities in North America and not merely on the basis of reductions in the requirements of the Ball facilities we supply. In addition, Ball may also reduce these minimum shipment amounts in the event our products fail to meet agreed quality levels.

There are two components to pricing under the Ball supply agreement. The first component is a fixed conversion, or value-added, price and the second component is the market price for aluminum that we can pass on to Ball, subject to an industry-wide ceiling price. The fixed conversion or value-added price is calculated annually using Alcoa’s list price as a basis. Conversion pricing under the supply agreement is subject to renegotiation each year as well as at such times that our major competitors change their published conversion prices. With respect to the aluminum component of the pricing arrangement, we charge Ball the market price for aluminum in effect on a trailing six month basis prior to delivery. In the event that our competitors change their published price lists, Ball has agreed to negotiate price changes.

Crown

In 2003, we supplied approximately 22% of our Listerhill facility’s total plant output to Crown. Upon our acquisition of the Listerhill facility in 1999, we sought to increase the number of our customers. In 1999, we completed a qualification process with Crown, and added them as a customer. We increased to 11 from 4 the number of Crown’s plants we supply upon successful completion of qualification processes, which required an average of approximately six months to complete. We shipped 48 million pounds of can stock to Crown in 1999 and increased pounds shipped to 73 million, 144 million, 154 million, and 125 million in 2000, 2001, 2002, and 2003, respectively.

Our supply agreement with Crown provides that Crown will buy beverage can and food container stock from us until the end of 2008. Under the Crown contract, Crown has the right to proportionately reduce its volumes if its soft toll increases thereby reducing its direct purchase market. The Crown supply agreement is priced identically to the Ball supply agreement.

Rexam

We finished the qualification process with Rexam at two of its locations in 2003. In the first and second quarters of 2004, we shipped 4.3 million pounds and 7.1 million pounds, respectively, of can stock to Rexam. We anticipate that our full year volume with Rexam will exceed 17 million pounds.

Rexam is the third major independent can manufacturer in the U.S. and our relationship with them represents an important step in our diversification strategy.

Other Customers

We recently began trial shipments of can stock to a fourth major beverage can manufacturer. In addition, we presently have a small number of customers for products other than can stock. For example, General Electric Company purchases fin stock from us. We are increasing our marketing efforts in order to develop and diversify our customer base in high value added products. In particular, we seek new customers who have not traditionally purchased from our Listerhill facility because of its former affiliation with Reynolds. We sell StarBright™ and trailer roof through a marketing arrangement with Commonwealth Industries, Inc.

Wise Recycling currently sells non-ferrous scrap to third parties including Alsco Metals Corporation, formerly Owens Corning Metals Systems, Howell Metal Company and Maxwell Metals Group.

Operations

Capital Improvements and Plant

Our Listerhill facility benefited from over $670 million of capital improvements and upgrades since a major modernization process was begun by Reynolds in 1986. These investments strengthened our facility’s competitive position by improving its product quality, increasing its processing capacity and reducing its operating costs. Since 2000, we have incurred annual maintenance expenditures ranging from approximately $32 to $47 million annually, comprising between $14 million and $24 million in part replacements and contractor costs and between $18 million and $23 million in employment costs. In addition, our annual capital expenditures, primarily for equipment and related upgrades, have averaged $11 million since 2000. In 2003, we spent $14 million in part replacements and contractor costs and $18 million in employment costs, which were the lowest costs since 1999. We do not anticipate the need to make any major capital expenditures in the immediate future.

We believe that these improvements position our Listerhill facility as one of the industry’s most technologically advanced. The facility’s features include state-of-the-art gauge control and closed-loop shape control systems, as well as state-of-the-art surface inspection systems. Our Listerhill facility’s hot-mill rolling speed is equal to industry standards, while the cold-mill rolling speed is competitive with that of our leading competitors. One of our three coating lines can coat wide width aluminum sheet at a high speed. We believe we have one of the lowest cost structures of any facility in the aluminum beverage can stock industry because of our efficient, state-of-the-art production facility and low overhead costs.

The following chart provides information on the nature, cost and timing of some of the capital improvement projects undertaken at our Listerhill facility based on information provided by Alcoa for periods prior to our acquisition of the Listerhill facility.

Project	Cost (in Millions)	Completed	Benefit
Increase Computerized Controls and Process Data Acquisition Systems	$35.0	1998	Engineers and metallurgists can extract, analyze and use information to monitor and improve quality.

Updating and Modernization of Cold Mills and Rolls, Chucks, and Bearings	$35.0	1998	The 2-Stand Cold Mill and 116 inch Cold Mill were updated with various hardware and controls systems.

Improvement of Hot Mill Profile Capability	$18.0	1997	Improved strip profile and thickness control quality on all products. The improvement included a new profile gauge at the four-stand hot mill and a major rebuild of the Farrell Roll Grinder.

Installation of Pusher Furnaces	$49.0	1996	The installation of the Pusher Furnaces reduced the cost of reheating sheet ingot and improved the consistency of the quality of can sheet produced.

Installation of Waste Water Treatment System	$25.0	1994	The installation of the Waste Water Treatment System improved our ability to comply with final outfall discharge limits.

Modernization of 4-Stand Hot Mill	$33.0	1992	Installed reliable state-of the-art controls on 4-Stand Finishing Hot Mill. Improved consistent productivity performance and improved product quality on all products.

Modernization of 3-Stand Hot Mill	$59.0	1991	Increased the speed capability of the 3-Stand Hot Mill from 1,300 fpm to 3,100 fpm. Installed state-of-the-art gauge control system and shape display. This increased production capacity and improved the quality of our end stock.

Construction of New Cast House	$121.0	1991	Improved productivity, reduced cost, increased capacity and introduced electromagnetic casting technology for can sheet products.

Hot Line Coolant Systems Upgrade	$25.0	1991	Installed new state of the art coolant management systems and equipment for the 170”, 130” and 120” Hot Mills. This provided a much cleaner rolling coolant to these hot mills and much better control of coolant chemistry resulting in a superior hot rolled product.

Project	Cost (in Millions)	Completed	Benefit
Coater Upgrade	$16.0	1989	A complete upgrade of the High Speed Cleaning and Coating Line including a new coater, additional curing oven capacity, additional control instrumentation and electrical drives. This increased the coater speed capability to 1220 fpm, the fastest in the aluminum industry, and improved the quality of coating application.

Aluminum Sheet Production Process

The descriptions below further explain our production process and the equipment we utilize in that process.

Melting and Casting: We purchase scrap aluminum (primarily UBCs), prime aluminum and hardener, or alloying agents, which we melt in the furnaces at one of our two Reclamation Plants, Alabama or Southern, or at the Alloys Plant cast house. The exact composition of the molten metal is based on the end use and product specifications. The cast house utilizes round-top-charged furnaces, tilt holding furnaces and casting stations that can produce up to six sheet ingots, or rolling slabs, simultaneously. The sheet ingots are approximately 26 inches thick, up to 68 inches wide and up to 235 inches long and weigh up to 35,000 pounds. The unique fluxing system in the tilting holders and the use of a degasser and three ceramic filters in each cast ensures that the sheet ingots meet the highest quality specifications. Technologically-advanced electromagnetic casting, or EMC, is used to cast sheet ingot at the Alloys Plant and results in a smooth surface sheet ingot that generally does not require scalping or cleaning. We believe we have the only multiple station EMC unit of any producer in our industry which casts smooth surface sheet ingot, rather than using a less advanced direct chill technology which produces a sheet ingot with a rough surface. Sheet ingots from our Reclamation Plants are also delivered to the Alloys Plant and are scalped prior to further processing to remove any surface impurities and assure a smooth finish. The internal scrap from this and other mill processes is melted and re-processed.

Hot Rolling: Prepared sheet ingots are heated in one of two pusher furnaces at temperatures up to 1,200 degrees Fahrenheit to align the grain structure of the metal, or homogenize them, for rolling. The Alloys Plant has also maintained its soaking pits which hold as many as 12 ingots, depending on their size. The soaking pits perform the same function as the pusher furnace. After homogenization, the sheet ingots proceed through three contiguous hot mills to reduce the sheet ingot’s thickness from 26 inches to approximately 1/10 of an inch while its length is extended proportionally. Due to the metal properties of aluminum, the width of the sheet ingot remains unchanged. The hot mill process begins on the 170-inch wide reversing mill, one of the largest reversing mills in the industry. The sheet ingot pass control makes several passes as its thickness is reduced to approximately 4 inches. A second 130-inch intermediate mill is then used to reduce the rolled slabs to one-inch in thickness. On the third and final hot mill, a 120 inch finishing mill, four stands operate in tandem to reduce the sheet ingot down to 1/10 of an inch with the sheet rolled into coil, or roll. This finishing mill was recently modernized to enhance speed and tension control capabilities and to add a state-of-the-art coil exit system. New, modern coolant systems have been installed on all of the hot mills to enhance sheet surface quality and roll-bite related product parameters. A new surface inspection system was installed on the exit end of the finishing mill to inspect the top and bottom of the sheet as it is produced. This was the first hot mill surface inspection system in the aluminum industry.

Cold Rolling: Virtually all of the coil sheet requires further processing on one of the Alloys Plant’s cold mills, including beverage can stock. The coil sheet is cooled and then cold rolled on one of our operating cold mills: a five stand tandem 66.0 inch mill, a three stand tandem 66.0 inch mill, a two stand 66.0 inch mill or a 116 inch single stand mill (for wider coil sheet products). The five stand cold mill is principally used to finish can body stock and is equipped with sophisticated computerized gauge and shape controls. We believe this mill is one of the fastest cold mills in the industry with a maximum rolling speed of 4,400 feet per minute. The three stand tandem cold mill is used primarily to finish can end and tab stock and also is equipped with hydraulic automatic gauge control, closed-loop shape controls, and the most modern controls available in the industry. Throughout the cold rolling process, these systems enable us to condition the coil sheets for formability and strength in accordance with our customers’ specifications. Cold rolled coil sheets typically vary in thickness from 0.007 inches to 0.13 inches.

Annealing: Some products require annealing, a process of heating and slow cooling which further enhances our products’ formability and quality. Annealing is performed on the 600-foot continuous anneal line whereby coil is sent through a furnace and recoiled at the other end. Coil ends are attached to allow the line to run continuously as the strip passes through a gas heated oven. Accumulators at either end of the line load and unload the coils without interrupting the process. Annealing may also be performed in a batch anneal furnace in which several coils are heated at a specific temperature level for a specified time period.

Coating: Can end stock and similar products are processed through an additional high-speed, state-of-the-art 66-inch coating line that trims, levels, pre-treats, rinses, applies and cures an organic coating on both sides of the aluminum coil sheet. We use clear base coats or a variety of colors and protective finishes, depending on the end use of the product and our customers’ specifications. The coated strip then moves through the drying and curing ovens on a cushion of hot air. After coating, various lubricants are applied to both protect sheet surface and increase serviceability of the metal. The coating line is equipped with a state-of-the-art surface inspection system that monitors the surface quality of the sheet at full line speed and width. A coating thickness gauge allows coating tolerances to be maintained closely, and coated coils are also tested in a lab to ensure they meet customer quality standards and specifications.

Leveling & Slitting: Many customers require that the sheet be run through additional finishing processes prior to shipment. A tension leveler provides customized leveling to create the necessary sheet flatness. Other products may be slit and trimmed to various widths on one of the plant’s 9 slitters. Beverage can stock is run on the plant’s fastest slitter that runs at 2,400 feet per minute. It also is equipped with an advanced surface inspection system. After slitting, coils are delivered to the packing department where they are packaged in accordance with our customers’ specifications. Our products are then placed into finished goods inventory to await shipment, shipped to warehouses designated by our customers, or shipped directly to our customers on either rail or truck. We pay the freight costs for shipments to our customers.

We have adopted written quality standards and follow detailed procedures in all stages of production for handling products to ensure that our products reach our customers with consistently high quality. In addition, we have over twenty gauge, profile and surface detection systems throughout the metal fabricating process to monitor and control rolling mills and slitters. These systems use beta-ray, infrared, x-ray and line scan camera technology to ensure superior product quality.

Recycling Operations

Recycling is one of largest, direct-from-the-public collectors of aluminum beverage containers in the United States. In 2003, its plants recycled over 1.3 billion UBCs. Recycling has developed a collection process that utilizes both direct acquisitions from scrap dealers and industrial accounts, as well as from the actual consumer, i.e. off-the-street. The collection process is centered through its seven shipping/regional centers which act as hubs for a total of 38 service and convenience centers. The shipping centers process and upgrade the various metals collected at their respective service and convenience centers. We are currently expanding the business of Recycling to include warehousing operations in order to provide regional shipping centers for our scrap collection and to enhance our ability to provide vendor managed inventory program required by Alloys customers. These warehousing facilities will store can sheet to be delivered to the customer and also operate as centralized shipping points for scrap and this dual role will optimize labor costs and allow us to manage freight costs by coordinating outbound aluminum coil shipments from the Listerhill facility and inbound scrap from the warehouse sites by captive rail car. Recycling opened its first warehouse in Los Angeles in May 2004.

Suppliers and Materials

The raw materials used by our aluminum sheet business are generally available from several sources. We utilize a mix of scrap aluminum and prime aluminum. Our supply of raw materials satisfies our current production requirements.

One of our key competitive advantages in the production of can stock is our use of scrap aluminum for a large proportion of our aluminum requirements. Aluminum can body stock can be manufactured with UBCs comprising up to 95% of the metal used. As we are capable of processing and recycling UBCs in an efficient manner and the use of scrap is nearly always less expensive than utilizing primary aluminum to produce the alloy required for producing can sheet, we believe that our high utilization of scrap provides us with a cost advantage over our competitors. In 2003, we satisfied approximately 431 million pounds, or 71%, of our raw material requirements from scrap aluminum, of which approximately 238 million pounds, or 55%, was composed of UBCs and 125 million pounds, or 29%, was scrap purchased from our customers. We also purchased approximately 42 million pounds, or approximately 10%, of our scrap aluminum requirements from our scrap collection subsidiary, Recycling in 2003. We expect that a significant amount of our scrap aluminum requirements will continue to be sourced through scrap purchase arrangements with our customers, Ball and Crown, and purchases from Wise Recycling and third party suppliers. We obtain prime aluminum from brokers throughout the United States and directly from foreign and domestic producers. See “Risk Factors—Risks Related to the Company—The loss of our raw materials sources could hurt our business.”

Our wholly-owned scrap collection subsidiary, Wise Recycling, provides an effective infrastructure to obtain raw material supplies for Alloys’ operations. Recycling has developed a collection process that utilizes both direct acquisitions from scrap dealers and industrial accounts, as well as from the actual consumer, i.e. off-the-street.

We expect to obtain the balance of our scrap aluminum requirements from our established network of independent scrap dealers and brokers throughout the United States. We believe we are the largest purchaser of UBCs in North America, and as a result, we enjoy considerable leverage with our vendor base.

We purchase our electrical requirements from the TVA and our natural gas from Enbridge.

Competition

The aluminum beverage can stock market is highly concentrated and competitive. Our principal competitors in the aluminum beverage can stock industry are Alcoa and Alcan, who each held an estimated one-third of the U.S. market share in 2003. See “Risk Factors—Risk Related to the Company—The beverage can stock industry is highly concentrated and Alcoa and Alcan have greater resources.” The main factors influencing competition in our industry are quality and price. Competition is also affected by each customer’s requirements that suppliers complete a qualification process to supply their plants. The beverage can stock industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. See “Risk Factors—Risk Related to the Company—We are subject to competition from non-aluminum sources of packaging.”

Intellectual Property

We have acquired certain intellectual property rights under licenses from others for use in our business. In particular, we are a licensee under a technology license agreement with Alcoa, Reynolds’ owner, that grants us a non-exclusive, perpetual, royalty-free, fully paid-up license to use the technology employed at our Listerhill facility. The license covers the processes, methods, practices and techniques for systems used and products produced at Listerhill. It includes the rights to change and further develop the technology and worldwide non-exclusive rights to offer for sale and sell products produced at the Listerhill facility.

In addition, the Alcoa technology license agreement grants us the right throughout North America to make products using licensed technology at the Listerhill facility or using technology used at other facilities that were owned by Reynolds at the time of the Listerhill facility acquisition or which were previously owned by Reynolds. Alcoa is responsible for obtaining and maintaining all patent rights relating to the licensed technology.

We do not have any patents, licenses or trademarks other than those that are the subject of the Alcoa technology license agreement that we believe to be material to our business viewed as a whole.

Research and Development

We engage in research and development programs that include aluminum sheet production process and product development and basic and applied research. We believe that these programs can lead to more cost-effective manufacturing systems that contribute to improvements in quality and operating efficiencies as well as new products. We conduct our research and development activities at our Listerhill facility. Expenditures for our research and development activities were $1.1 million in 2003. We fund substantially all our research and our development expenses through operations.

Employees

As of June 30, 2004, we had 981 employees at our Listerhill facility and 26 Wise Group employees at our corporate headquarters. Approximately 75% of these employees are engaged in production, 4% of engineering, research and development and 21% in sales, marketing, product support and general administration. Approximately 75% of these employees are represented by unions and are covered by collective bargaining agreements that will expire on November 1, 2007. In addition, as of June 30, 2004, Recycling had 105 employees. We consider our employee relations to be good. Neither we nor our predecessor have experienced any major labor stoppage in the past 10 years.

Environmental Matters

Our operations are subject to numerous and increasingly stringent federal, state and local laws and regulations governing protection of the environment, including those relating to air emissions, wastewater and stormwater discharges, the handling, disposal and remediation of hazardous substances and wastes, and public and employee health and safety. Our operations involve the management of hazardous materials and the use of aboveground and underground storage tanks containing materials that are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Under such statutes, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks or other sources. Our operations involving air emissions and wastewater and stormwater discharges are subject to the Clean Air Act and Clean Water Act, respectively. Similar to many of our competitors, we have incurred and will continue to incur capital and operating expenditures and other costs in complying with such laws and regulations. Our operations also involve the risk of the release of hazardous materials into the environment. In addition, we send material to third party recycling, treatment, and/or disposal facilities. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and comparable state statutes can impose strict, and under some circumstances joint and several, liability upon entities that send materials to third party facilities for investigation and remediation of contamination, as well as on owners and operators of sites at which soil or groundwater contamination is identified. We have not received any notice of such potential liability at any such facilities.

Our operating expenditures relating to environmental requirements in 2003 were approximately $3.7 million and are expected to be similar in 2004 and 2005. Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for us and for the aluminum industry in general.

In connection with our acquisition of the Listerhill facility in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the Listerhill facility. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18 million to address them. Pursuant to the Listerhill facility purchase agreement, the prior owner of the Listerhill facility, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify us against the environmental matters required by applicable law to be addressed identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that are identified on or before March 31, 2004 subject to certain limitations. Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18 million to remediate. Although Alcoa has conducted some on-site environmental investigations and sampling and has submitted reports to the Alabama Department of Environmental Management (ADEM) regarding most of the on-site areas of concern, it has not yet commenced cleanup activities with respect to many of the areas of concern.

We are also party to an Environmental Cooperation Agreement, or ECA, with Alcoa, which is Reynolds’ successor. The ECA addresses, among other things, the use of a surface water ditch system by both us and Alcoa, the use of process water retention ponds on Alcoa’s property and certain surface drainage easements across our property. The ECA expires in December 2009, with automatic two year renewal periods unless either party elects to terminate, in which event the ECA will terminate one year following such election. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations of any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the agreement, or damage or loss to property and injury to or death of any persons.

We believe that we are in material compliance with environmental requirements and that environmental matters will not have a material adverse effect on our business, although resolution of particular items in any particular year or quarter could be material to the results of operations or liquidity for that period. However, we cannot guarantee that newly discovered conditions, or new, or more aggressive enforcement of applicable environmental requirements, or any failure by Alcoa to perform its indemnification obligations will not have a material adverse effect on our business. See “Risk Factors—Risks Related to the Company—Environmental requirements could adversely affect our financial condition and our ability to conduct our business.”

Legal Proceedings

We are a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.

We are defendants in an action brought by Merrill Lynch, Pierce, Fenner & Smith Incorporated pending in the New York Supreme Court, County of New York. In this action, Merrill Lynch seeks $931,893 for out-of-pocket costs and expenses allegedly incurred pursuant to a letter agreement between Wise Metals and Merrill Lynch dated January 31, 2002, in which Merrill Lynch alleges that Wise Metals agreed to reimburse Merrill Lynch for such costs and expenses. Wise Metals has hired counsel and intends to vigorously contest this law suit and believes it has meritorious defenses. Wise Metals has filed an answer to the complaint denying the material allegations and alleging several affirmative defenses and counterclaims which exceed in amount the sum sought by Merrill Lynch. Merrill Lynch moved to dismiss the Wise Metals’ counterclaims and Wise Metals filed a motion in opposition in the Central Motion Part on August 27, 2004. Oral argument of the motion was held before Judge Fried on September 9, 2004 and the Court reserved decision. Pretrial discovery is in process.

Facilities

Our Listerhill manufacturing operations are located in Muscle Shoals, Alabama and comprise approximately 1,500 acres, of which approximately 102 acres are leased. Our corporate headquarters are located in Linthicum, Maryland. Recycling currently operates shipping centers in the locations listed below.

The following table presents certain information regarding our owned and leased facilities as of June 30, 2004:

Location	Estimated Square Feet	Use	Owned/ Leased	Lease Expiration Date
Linthicum, MD	9,629	Offices	Leased	April 2006
Muscle Shoals, AL	4,000,000	Alloys Plant	Owned
	215,000	Alabama Reclamation Plant	Owned
	115,000	Southern Reclamation Plant(1)(2)	Owned
	300,000	Sheffield Coating Plant(2)	Leased	March 2098
	30,928	Sewage Treatment Plant(2)	Leased	March 2098
	48,840	Drinking Water Plant(2)	Leased	March 2098
	33,105	Locomotive Shed and Maintenance Building(2)	Leased	March 2098
Albuquerque, NM	16,475	Recycling Service Center	Owned
Bristol, VA	31,800	Recycling Service Center	Leased	March 2006
Charlotte, NC	30,000	Recycling Service Center	Leased	Month-to-Month
Denver, CO	18,260	Recycling Service Center	Owned
Lexington, KY	43,000	Recycling Service Center	Leased	February 2005
Pensacola, FL	10,900	Recycling Service Center	Leased	June 2005
Raleigh, NC	25,000	Recycling Service Center	Leased	March 2010

(1)	The plant is owned; certain portions of the land are leased from Alcoa. The lease on the land expires March 2098.
(2)	The leases on these plants are subject to certain change of control and consent provisions. Under the terms of the lease related to the Southern Reclamation Plant, Alcoa has the right to terminate the lease if we sell, transfer or assign the lease or the Southern Reclamation plant without Alcoa’s prior consent. Under the terms of the lease related to the sewage treatment plant, Alcoa has the right to terminate the lease prior to its expiration date if we cease to operate the sewage treatment plant, cease to provide sewage treatment services to Alcoa or sell, transfer or assign the lease to the sewage treatment plant without Alcoa’s prior consent. Under the terms of the lease related to the drinking water plant, Alcoa has the right to terminate the lease prior to its expiration date if we cease to provide drinking water services to Alcoa, cease to operate the drinking water plant or sell, transfer or assign the lease of the drinking water plant without Alcoa’s prior consent. Under the terms of the lease related to locomotive shed and maintenance buildings and the related buildings and the related real property, Alcoa has the right to terminate the lease prior to the expiration date if we cease to operate our Listerhill facility, the Alabama Reclamation Plant, the Southern Reclamation Plant or the Sheffield Coating Plant or we sell, transfer or assign the lease for our Listerhill facility, the Alabama Reclamation Plant, the Southern Reclamation Plant or the Sheffield Coating Plant without Alcoa’s prior consent.

MANAGEMENT

Managers, Executive Officers and Key Employees

The following table sets forth the managers, executive officers and key employees of Wise Group and Wise Alloys and their ages as of June 30, 2004:

Name	Age	Position(s)
David F. D’Addario	42	Chief Executive Officer, Chairman and Manager, Wise Group
John J. Cameron	67	Vice Chairman, Manager
Randall R. Powers	39	President, Chief Operating Officer, Wise Group
Danny Mendelson	52	Executive Vice President, Chief Financial Officer, Secretary
Gerald M. David	66	Executive in Charge of Business Development/Metals Management and Manager, Wise Group
Gregory Garvey	48	Manager, Wise Group
Don Farrington	55	Senior Vice President, Sales
Sam Glasscock	55	Senior Vice President and Controller
Phillip Tays	58	Senior Vice President, Manufacturing
Michael Patterson	53	Senior Vice President, Strategic Planning
Kenneth Stastny	35	Treasurer
Richard Weaver	61	Vice President, Special Products
Robert David	61	Vice President, National Accounts

David F. D’Addario has served as Wise Group’s Chairman since October 2001 and its Chief Executive Officer since February 2004 and has served as a Manager since January 1999. Mr. D’Addario also served as President and Chief Executive Officer of D’Addario Industries, a private company, from 1986 to 2001 and was a founder of Neroc, Inc., the predecessor of Tomra of North America, Inc. Mr. D’Addario holds a B.A. degree from Yale University.

John J. Cameron was named Vice Chairman in February 2004. He has served as a Manager since 1999. He served as Wise Group’s Chief Executive Officer from January 1999 until February 2004 and was President of Wise Alloys from 2000 to 2004. Mr. Cameron served as the Chief Executive Officer of Wise Group’s predecessor, Wise Metals Co., Inc., from 1991 to 1999. From 1984 to 1991, Mr. Cameron operated his own business, Arcadia, Inc., an aluminum engineering firm, which he sold in 1991. From 1978 to 1984, Mr. Cameron held various management operating positions at Howmet Corp., serving as Senior Vice President of Operations from 1982 to 1984 and as a director from 1982 to 1983. Mr. Cameron holds a B.S. degree from Fordham University.

Randall R. Powers was named President and Chief Operating Officer in June 2004. Mr. Powers most recently served as chief of operations for Management Consultants Dewolff, Boberg & Associates (DBA) and has more than a decade of experience working for companies such as Ford Motor Co., Morris Communications, Fremont Partners, Alliance Tech Systems, MTU and Kaiser Aluminum. Prior to DBA, where he had worked since 1994, Mr. Powers held various positions for United Parcel Service of America (UPS) from 1984 to 1990. He holds a bachelor’s degree in economics and a master’s degree in communications from the University of Georgia.

Danny Mendelson has served as Wise Group’s Chief Financial Officer since April 1999. Prior to joining Wise Group, Mr. Mendelson was a partner in the Baltimore, Maryland office of Ernst & Young LLP from 1984 to 1999, serving as the director of its tax practice from 1987 to 1997. Mr. Mendelson is a certified public accountant and an attorney. He holds a B.B.A. degree from the University of Michigan, a J.D. from Detroit College of Law and an L.L.M. from Georgetown University.

Gerald M. David has served as Wise Group’s Executive in Charge of Business Development/Metals Management since October 2001 and as a Manager since January 1999. Mr. David served as Chairman from 1999 to September 2001. Mr. David served as President and CEO of Wise Metals Co. from 1987 to 1999. Gerald David is the brother of Robert David, Vice President, National Accounts.

Gregory Garvey has served as a Manager since January 1999. Prior to joining Wise Group, Mr. Garvey worked for Tomra of North America, Inc. where he served as Chief Executive Officer from 1993 to 2002. Mr. Garvey holds a Financial Accounting degree from the University of New Haven.

Don Farrington assumed the position of Senior Vice President, Sales, in February 2004. He has served as Vice President of Sales and Marketing Wise Alloys since February 2001 and as Sales Manager from May 1999 to February 2001. From August 1998 to May 1999, Mr. Farrington served as General Manager of Aluminum of Nittetsu Shoji America, Inc. From 1991 to 1998, Mr. Farrington was Vice President of Sales and Marketing for Ravenswood Aluminum. From 1976 to 1990, Mr. Farrington held sales and marketing positions with Kaiser Aluminum. He holds a B.A. degree from the University of Kansas.

Sam Glasscock has served as Senior Vice President and Controller since 1999. He has 30 years of aluminum industry experience in various positions in accounting, finance, manufacturing and transportation. He has a B.S. degree in industrial management and accounting from Auburn University and a MBA from the University of North Alabama.

Phillip Tays serves as Senior Vice President, Manufacturing. He joined Wise Alloys when the Listerhill Facility was purchased from Reynolds Metal Company in 1999. He has 32 years of manufacturing, casting and maintenance management experience in Reynolds Metals Company Reclamation plants in Alabama, Virginia and Brazil. Mr. Tays earned a business administration degree from Athens State University.

Michael Patterson was named Senior Vice President, Strategic Planning in February 2004. He began working at the Reynolds Metal Company’s alloys plant in 1977. He has a bachelor’s of science degree in mechanical engineering from the University of Alabama. His career includes experience in engineering, production and maintenance management. Prior to working for Reynolds, he worked for Exxon Mobil Corporation at their Baton Rouge refinery.

Kenneth Stastny serves as Treasurer. He joined the Company in 1998 as Controller of Wise Recycling. He served as Assistant Treasurer of the Company from 1999 until February 2004 when he assumed the position of Treasurer. Prior to joining the Company, Stastny served as audit manager at Ernst & Young LLP. He has more than thirteen years experience in financial services, risk management and information systems. He holds a bachelors of business administration in both accounting and finance from Loyola College of Baltimore, Maryland.

Richard Weaver serves as Vice President, Special Projects. He joined the Company in 1982 and held various trading and executive management positions. He served as President of Wise Recycling from its inception to mid-2001. Prior to joining the Company, Mr. Weaver was employed by Revere Copper and Brass in sales and marketing positions for both primary and semi-fabricated products.

Robert David joined the Company in 1979 and currently serves as Vice President, National Accounts. He has been a director for the Institute of Scrap Recycling Industries, previously holding the position of Chairman of the non-ferrous division. Previously, Mr. David worked as a stock and commodity broker for Bach & Co., Shearson Hayden Stone, and is a former member of the Chicago Board of Trade.

Management Board

Pursuant to Wise Group’s operating agreement, Silver Knot, LLC has the right to appoint five members to Wise Group’s management board, one of whom is to be a designee of Wise Metals Co. Inc., reasonably acceptable to Silver Knot, LLC. Gerald David currently serves as Wise Metals Co.’s designee. David D’Addario, our Chairman, controls Silver Knot, LLC and appoints its designees.

The day-to-day operations of Wise Group are carried out by its executive officers who serve at the discretion of its management board. Certain major decisions require the consent of the management board.

The Wise Group operating agreement provides that no officer may, without the prior approval of the management board, (i) enter into or modify any affiliated transactions or any transactions the length of which exceeds six months and the value of which exceeds $100,000, (ii) lend money, incur indebtedness, dispose of assets, or incur expenditures, each in excess of $100,000 for any one transaction, (iii) make distributions or accept capital contributions, (iv) acquire or dispose of any securities, (v) amend the operating agreement, (vi) approve a merger or consolidation with another person or a sale of substantially all of Wise Group’s assets, (vii) remove or replace or adjust the compensation of any officers, (viii) reorganize Wise Group, (ix) invest surplus funds, (x) materially change Wise Group’s accounting principles, (xi) purchase or sell any real property, (xii) enter into any legal proceeding on behalf of Wise Group, or (xiii) take any action specifically reserved for the management board under the operating agreement.

Except where the Wise Group operating agreement states otherwise, all decisions of the Wise Group management board require a majority vote of the Wise Group management board.

Manager Compensation

Messrs. D’Addario, Cameron, Garvey and David currently comprise the Wise Group management board. David D’Addario is paid $162,500 annually for his service on the Wise Group management board in addition to his salary of $520,000 and the other benefits he receives as an employee of Wise Group. John Cameron is not separately compensated for his service as a member of the Wise Group management board and is solely compensated pursuant to his employment agreement described below. Gregory Garvey is paid $162,500 annually for his service on the Wise Group management board and received a $250,000 discretionary bonus in 2003 which was awarded for consultation and management services. Gerald David is not separately compensated for his service on the Wise Group management board and is solely compensated pursuant to his employment agreement described below.

Executive Compensation

Compensation is paid by Wise Group in respect of Wise Group’s executive officers and allocated to Wise Alloys based on each such person’s duties on behalf of Wise Alloys. The following table sets forth the cash and non-cash compensation paid or incurred on Wise Group’s behalf to its chief executive officer and each of the four other most highly compensated employee executive officers, or the named executive officers, who earned more than $100,000 during 2003:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary		Bonus	Securities Underlying Options	All other Compensation
David D’Addario Chief Executive Officer, Chairman and Manager	$682,500	(1)	$200,000	—	$0
John J. Cameron Vice Chairman and Manager	$300,000		$200,000	—	$300,000	(2)
Danny Mendelson Executive Vice President, Chief Financial Officer and Secretary	$240,000		$100,000	—	$0
Gerald M. David Executive in charge of Business Development/Metals Management and Manager	$300,000		$0	—	$70,000	(3)
Michael Patterson Senior Vice President, Strategic Planning	$140,000		$20,000	—	$0
Phillip Tays Senior Vice President, Manufacturing	$140,000		$20,000	—	$0

(1)	Mr. D’Addario was appointed Chairman in October 2001. Mr. D’Addario commenced receiving salary compensation in December 2001. Of the $682,500 salary compensation Mr. D’Addario received in 2003, $520,000 was paid in respect of his service as Chairman and $162,500 was paid in respect of his service as a member of the Wise Group management board.
(2)	Mr. Cameron received $300,000 in other compensation pursuant to his employment agreement in 2003.
(3)	The $70,000 other compensation represents a payment for money owed in lieu of Mr. David’s entitlement to group life insurance.

Option Grants in the Last Fiscal Year

No options or warrants to purchase any of Wise Group’s equity securities were granted to members of Wise Group’s management in the last fiscal year. Certain members of Wise Group’s management and other employees hold equity interests through their ownership of economic interests in Wise Group which were granted in 1999 as deferred compensation or non-cash bonuses. Under the original Wise Group operating agreement, Wise Metals Co. and Silver Knot, LLC contributed cash and assets to Wise Group in exchange for membership interests, and certain executive officers contributed cash and services to Wise Group and received membership and economic interests in Wise Group. Holders of membership interests and holders of economic interests are entitled to share in the net profits, net losses and distributions of Wise Group on a pro rata basis. Economic interest holders, however, do not have any other rights of holders of membership interests, including the right to vote or to participate in the management of Wise Group. Wise granted to key operating individuals restricted economic interests totaling 1.3% effective May 1, 2004. These interests vest 50% on May 1, 2007 and 50% on May 1, 2009. In addition, Randall Powers was granted an option to purchase up to a 4% membership interest in Wise Group effective July 1, 2004. See “Employment Agreements—Randall Powers Employment Agreement and Option Agreement.”

Indemnification

Under the Wise Group operating agreement, Wise Group has agreed to indemnify and hold harmless each member and economic interest holder, including their affiliates, each member of the management board and all officers of Wise Group to the fullest extent permitted by law from and against any loss, liability, damage or expense incurred or suffered by any of them by reason of any acts or omissions or alleged acts or omissions arising out of their activities on behalf of Wise Group or in connection with the business of operations of Wise Group, provided that the acts or omissions or the alleged acts or omissions upon which the action or threatened action, proceeding or claim is based did not involve intentional misconduct by the indemnified party, did not permit the indemnified party to personally gain a financial profit or other advantage to which such party was not legally entitled and were not performed or committed by the indemnified party in knowing violation of the law or otherwise in bad faith.

Employment Agreements

Gerald David Employment Agreement. Gerald David entered into an employment agreement with Wise Group effective on October 1, 2001. This employment agreement extended through September 30, 2003 and is automatically extended thereafter unless either party gives 90 days prior notice of intent to terminate. Wise Group may terminate the employment agreement for cause and Mr. David may terminate the employment agreement on 30 days notice in the event Wise Group breaches the employment agreement and fails to remedy any such breach. In addition, pursuant to the agreement for the purchase of Wise Metals Co.’s interest in Wise Metals Group by Silver Knot, LLC, Wise Group may not terminate Mr. David’s employment agreement until Wise Metals Co. has received at least $12 million dollars of the purchase price for Wise Group. Under Mr. David’s employment agreement, Mr. David receives an annual base salary of $300,000. He is eligible to participate in Wise Group’s medical and all other employee benefit plans sponsored or maintained by Wise Group. Mr. David’s employment agreement also provides for a severance payment in the event his employment is terminated in connection with a change of control of Wise Group in which Silver Knot, LLC, or its affiliates lose control of Wise Group. In such instance, if Mr. David does not receive an amount that equals at least $12 million, Wise Group will pay Mr. David his base salary and any other sums due him through the date of his death plus a severance payment calculated as five times his base salary discounted by the number of months remaining until the ten year anniversary of the employment agreement and divided by 120. The severance payment will be limited by the amount by which payments made to Mr. David under the purchase agreement are less than the purchase price. Mr. David’s severance will be paid in a lump sum.

John Cameron Employment Agreement. John Cameron entered into an employment agreement with Wise Group effective on April 1, 1999. This employment agreement extends through March 31, 2005. Under this employment agreement, Mr. Cameron receives an annual base salary of $300,000. He is eligible to participate in our medical and all other employee benefit plans sponsored or maintained by Wise Group. Mr. Cameron also is eligible to receive an annual performance bonus based upon the degree to which he and Wise Group achieve specific objectives.

Mr. Cameron’s employment agreement provides that, as of July 15, 2002 and continuing until the date he receives a total of $2.5 million, he is entitled to receive $25,000 per month in lieu of the severance that was to be paid to him as of March 31, 2003. Following the expiration of the employment agreement on March 31, 2005, Wise Group intends to enter into a five year consulting agreement with Mr. Cameron, paying him $100,000 in annual compensation.

Under his employment agreement, Mr. Cameron has agreed not to disclose Wise Group’s proprietary information. In addition, Mr. Cameron has agreed to certain non-competition and non-solicitation provisions which are effective during the employment term and which continue from two to three year periods thereafter. Under the non-competition provision, Mr. Cameron may not be employed in, or engaged in, or in any manner connected to or concerned with, directly or indirectly, as a principal, agent, consultant, advisor or owner of any business in the aluminum recycling, reclamation or rolling business. Under the non-solicitation provisions, Mr. Cameron may not directly or indirectly solicit any customer or supplier of Wise Group to cease its business with Wise Group or directly or indirectly solicit current or former employee of Wise Group to join a competitor in the aluminum recycling, reclaiming or rolling businesses.

Randall Powers Employment Agreement and Option Agreement. Randall Powers entered into an employment agreement with Wise Group effective on July 1, 2004. The initial term of the employment agreement is through June 30, 2008 and will extend for successive one year periods unless either party provides notice of intent not to renew. Under this employment agreement, Mr. Powers receives an annual base salary of $150,000 and is eligible to receive an annual performance bonus based upon the degree to which he and Wise Group achieve specific objectives. Under his employment agreement, Mr. Powers has agreed not to disclose Wise Group’s proprietary information. In addition, Mr. Powers has agreed to certain non-competition and non-solicitation provisions which are effective during the employment term and which continue for two years thereafter. In connection with the employment agreement, Mr. Powers entered into an option agreement with Wise Group dated as of July 1, 2004, under which he is granted an option to purchase up to 4% of the membership interests outstanding on that date at an exercise price of $750,000. The option expires 10 years after granting or one year after a change in control and vests over a period of four years subject to Mr. Powers’ continuous employment with Wise Group and the achievement of specific objectives. Mr. Powers may exercise the option even if he is no longer employed by Wise Group subject to certain conditions. The option will be fully vested and immediately exercisable upon a change in control of Wise Group unless the Wise Group managing board decides in good faith prior to the change of control that the new employer will honor the option or provide Mr. Powers with substantially equivalent rights.

Non-competition Agreements

Except with respect to the employment agreement with Mr. Cameron and the employment agreement with Mr. Powers, Wise Group is not a party to any non-competition or non-solicitation agreements with any current employees.

401(k) Plan

We maintain two 401(k) savings plans, one for nonunion employees and one for union employees. These plans are cash or deferred arrangements intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended.

The nonunion 401(k) plan provides that an eligible employee may begin to make salary reduction contributions after the first full calendar month following date of hire. Participants may authorize us to contribute a percentage of their compensation, up to 18%, to the nonunion 401(k) plan on their behalf. The nonunion plan provides for us to make an employer contribution to eligible employees each year based on age and compensation.

The union 401(k) plan provides that an eligible employee may begin to make salary reduction contributions when he satisfies the probationary period specified in the collective bargaining agreement. Participants may authorize us to contribute a percentage of their compensation, up to 18%, to the union 401(k) plan on their behalf. The union plan provides for us to make an employer contribution to eligible employees each year in an amount equal to 54 cents for each hour worked.

For those employees in the Carpenters Union, effective January 1, 2004, the employer contributes an additional 58 cents for each hour paid.

Participants in both the nonunion and union 401(k) plans direct the investment of their accounts, including both employee and employer contributions, among a wide array of mutual fund investment options, and can make changes to such investments as they deem appropriate. Participants in the nonunion 401(k) plan who were employed on April 1, 1999 are 100% vested in their employer contributions. All other participants in the nonunion 401(k) plan become 100% vested in their employer contributions after five years of vesting service, or upon disability or death. Participants in the union 401(k) plan are 100% vested in their employer contributions at all times.

Participants in both the nonunion and union 401(k) plans are eligible to receive company match money. We will contribute $0.50 per $1.00 of employee contribution up to a maximum employee contribution of 6% of gross earnings. This benefit was effective January 1, 2003 for the union 401(k) plan and July 28, 2003 for the nonunion 401(k) plan.

Pension Plan

Effective April 1, 1999, we established a defined benefit pension plan that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior service. In addition, defined contribution plans for both union and nonunion employees were established.

In 2003 we established negotiated defined contributions for certain union employees to multi-employer union pension plans. This was done in exchange for freezing service time and pension factor in the aforementioned defined benefit plan as of the first quarter of 2004 and eliminating post retirement benefits for affected employees.

We also established post retirement benefit plans for all hourly and salaried employees on April 1, 1999. The union employees who become eligible to retire under the defined benefit plan and are not a part of the unions that have elected the multi-employer option will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years service with Wise Alloys LLC and the previous owner of the Wise Alloys facilities will be eligible for medical benefits until age 65.

Our funding policy for these plans is to contribute negotiated amounts to the multi-employer funds and amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act for the defined benefit plans but not to exceed the maximum deductible amount allowed by the Internal Revenue Code.

PRINCIPAL SECURITY HOLDERS

The following table sets forth certain information, as of June 30, 2004, concerning the beneficial ownership of equity interests in Wise Group, on a fully diluted basis by: each person known by Wise Group to own beneficially more than five percent of the membership interests; its Chief Executive Officer and its four other most highly compensated executive officers; each of its managers; and all of its executive officers and managers as a group.

A person or group is deemed to have beneficial ownership of any membership interests when the person or group has the right to acquire them within 60 days after the date of this offering prospectus. For the purpose of computing the percentage of outstanding membership interests held by each person or group named in the table below, any membership interests which the person or group has a right to acquire within 60 days after the date of this prospectus are deemed to be outstanding.

Name and Address of Beneficial Owners(1)	Percentage of Ownership
Silver Knot, LLC(2)(3) 10 Middle Street Bridgeport, Connecticut 06604	77.14%
David F. D’Addario(4)	77.14%
Gregory Garvey(5)	77.14%
John J. Cameron(6)	6.55%
Danny Mendelson(7)	5.59%
Gerald M. David	1.33%
Sam Glasscock	0.36%
Phillip Tays	0.28%
Michael Patterson	0.13%
All of Wise Group’s executive officers and managers as a group (13 persons)	93.99%

(1)	Except as otherwise indicated, the address for each of the named security holders is 857 Elkridge Landing Road, Suite 600, Linthicum, Maryland 21090.
(2)	David F. D’Addario and certain of his family members and Gregory Garvey and certain of his family members collectively own 100% of Silver Knot, LLC. Mr. D’Addario has full management control of Silver Knot, LLC pursuant to its operating agreement.
(3)	In December, 2001, Silver Knot, LLC entered into an agreement with Wise Metals Co. to acquire its 51.29% equity interest in Wise Group. Silver Knot, LLC pledged 61.2% of its equity interest in Wise Group to Wise Metals to secure its payment obligations under the agreement. According to the terms of the pledge, Silver Knot, LLC retains voting rights for its interest and the right to receive distributions, subject to customary events of default.
(4)	David F. D’Addario holds his beneficial membership interests in Wise Group through his interest in Silver Knot, LLC.
(5)	Gregory Garvey holds his beneficial membership interests in Wise Group through his interest in Silver Knot, LLC.
(6)	John J. Cameron’s interest is comprised of a 3.01% membership interest and a 3.54% economic interest. Part of this interest is held in trust with his family. His family disclaims beneficial ownership of this interest.
(7)	Danny Mendelson’s interest is comprised of a 4.25% membership interest and a 1.34% economic interest.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Set forth below is a summary of certain relationships and related party transactions. The pricing of these transactions is not based on independent appraisals and we do not intend to obtain appraisals for future transactions.

Wise Recycling West, LLC

Wise Group’s Chief Executive Officer, Chairman and Manager, David D’Addario, and its Vice Chairman, John Cameron, formed Wise Recycling West, LLC, or Wise West, in December 2001 in order to acquire businesses relating to recycling UBCs and other scrap metals in Albuquerque, New Mexico and Denver, Colorado. Wise West retained the services of Wise Recycling for the purpose of managing and operating these acquired facilities. Wise Recycling acquired Wise West effective as of June 30, 2003, and it is now Wise Recycling’s wholly owned subsidiary.

Agency Agreement

We organized Wise Alloys Finance Corporation as a wholly-owned Delaware subsidiary of Wise Alloys in April 2002. Wise Alloys Finance has only nominal capital, and is acting as agent for and under the direction of Wise Group as principal pursuant to an agency agreement in connection with the exchange offer.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of important terms of our material indebtedness.

Senior Secured Credit Facility

Simultaneous with the closing of the offering of the original notes, we amended and restated our senior secured credit facility. Wise Alloys and Wise Recycling are borrowers under the amended and restated senior secured credit facility, and we, Wise Alloys Finance and certain other subsidiaries are the guarantors. Effective June 30, 2004, we entered into an amendment to our amended and restated senior secured credit facility.

The amended senior secured credit facility provides revolving loan availability of up to $75 million for three years. Up to $15 million of the revolving credit facility is available for the issuance of letters of credit. Borrowings are limited to up to 85% of eligible accounts receivable of the borrowers, plus the lesser of the sum of up to 70% of eligible finished goods and raw materials and up to 60% of eligible work-in-process inventory or 85% of the net orderly liquidation value of inventory as set forth in appraisals delivered from time to time, less any reserves which the lenders impose. The borrowing base on inventory is limited to $50 million for each Borrower.

Interest on the revolving loans is calculated either at 2.75% above a LIBOR-based rate or at 0.50% per annum above Wachovia Bank’s prime rate, in each case, subject to adjustments based on EBITDA (as defined therein). We have agreed to pay a fee of 2% per annum on amounts outstanding under issued letters of credit. In addition, we have agreed to pay a monthly unused line fee in respect of unused commitments at a rate equal to 0.50% per year and we paid a customary fee in connection with the closing of the amendment and restatement. In addition, we have agreed to pay a monthly $5,000 servicing fee to Congress Financial Corporation during the term of the amended and restated senior secured credit facility.

The obligations under the amended and restated senior secured credit facility and the related documents are secured by a first priority lien on the Secondary Collateral and a second priority lien on the Primary Collateral. The amended and restated senior secured credit facility contains two monthly financial covenants: a minimum trailing 12-month EBITDA and a minimum debt service coverage ratio. The dollar amount of the minimum trailing 12-month EBITDA covenant is set at $35.0 million. The minimum debt service coverage ratio is set at a ratio of 1.1 to 1.0, and is generally defined as EBITDA minus capital expenditures and distributions, divided by the sum of principal and interest payments. Neither the minimum EBITDA covenant nor the minimum debt service ratio covenant are applicable at any time when excess availability under the credit facility is $15 million or more. The amended and restated senior secured credit facility also includes negative covenants, including restrictions on indebtedness, liens, investments and subsidiary dividends. The events of default under the amended and restated senior secured credit facility are customary for credit facilities of this nature.

Tennessee Valley Authority Loan

In May 2000, we received a $2.0 million loan from the TVA to finance equipment for our Listerhill facility. As of June 30, 2004, we had $1.3 million outstanding under this loan. The loan matures in 2010 and accrues interest at a rate of 4.50% per annum. The promissory note includes standard events of default, in addition to an event of default in the event we voluntarily cease to use TVA-supplied power in the Listerhill facility.

Wise Recycling Notes and Mortgages

On December 31, 2001, we purchased two recycling centers in New Mexico and Colorado for an aggregate of $600,000 with a 3-year seller financed note payable for that amount. The purchase agreements included options to purchase the businesses’ related real property for an aggregate of $800,000. We exercised those options a year later and purchased the property with a 10% down payment and two mortgage notes for an aggregate of $720,000. The mortgages are amortized over 15 years but have balloon payments due on January 1, 2005. The interest rate on the mortgages is 8% and the interest rate on the notes is based on a variable rate of prime and was 4.0% as of June 30, 2004. As of June 30, 2004, the amount outstanding on the notes was $52,782 each and the amount outstanding on the mortgages was $680,348 each for a total of $1.47 million.

DESCRIPTION OF THE EXCHANGE NOTES

Wise Metals Group LLC (the “Company”) and Wise Alloys Finance Corporation (“Finance Corp.”), as joint and several obligors (each, an “Issuer” and together, the “Issuers”) issued the Original Notes on May 5, 2004, and will issue the exchange notes (the “Exchange Notes”) under an indenture (the “Indenture”) among the Issuers, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. The terms of the Exchange Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Collateral Documents described below under the heading “Collateral” will define the terms of the security interests securing the Notes and the Guarantees. We urge you to read the Indenture and the Collateral Documents because they, and not this description, will define your rights as a holder of Notes. Copies of the Indenture and the Collateral Documents may be obtained upon written request from the Company. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, references to the “Company” refer to Wise Metals Group LLC only and not its Subsidiaries, and references to “Finance Corp.” refer to Wise Alloys Finance Corporation only. References to “Notes” in this section of the prospectus refer both to the Original Notes and the Exchange Notes.

The Issuers will issue the Exchange Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Exchange Notes. The Exchange Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Issuers may change any Paying Agent and Registrar without notice to holders of the Exchange Notes (the “Holders”). The Issuers will pay principal (and premium, if any) on the Exchange Notes at the Trustee’s principal corporate trust office in New York, New York. At the Issuers’ option, interest may be paid at the Trustee’s principal corporate trust office or by check mailed to the registered address of Holders. Any Original Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Ranking

The Exchange Notes will be the senior secured obligations of the Issuers and will be entitled to be paid first out of the proceeds, if any, of the Primary Collateral as described below. The Notes will rank equally with the existing and future senior obligations of the Issuers, including obligations under the Credit Agreement (as defined below), and senior to existing and future subordinated obligations of the Issuers. The lenders under the Credit Agreement will be entitled to be paid first out of the proceeds, if any, of the Secondary Collateral. As of June 30, 2004, the Issuers had approximately $64.0 million of Indebtedness outstanding under the Credit Agreement (not including the issuance of approximately $2.7 million in letters of credit) secured by a first priority lien on the Secondary Collateral, and approximately $11.1 million of available borrowings available under the Credit Agreement.

Principal, Maturity and Interest

The Notes are initially be limited in aggregate principal amount up to $150.0 million and will mature on May 15, 2012. Additional Notes (“Additional Notes”) constituting indebtedness that is pari passu with the Notes and that are subject to the provisions of the Indenture but may have an interest rate and other economic terms different from the Notes offered hereby may be issued from time to time under the Indenture, subject to the limitation set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” Interest will accrue on the Additional Notes issued pursuant to the Indenture from and including the date of issuance of such Additional Notes. Any Additional Notes will be issued on the same terms as the Notes and will constitute part of the same series of securities as the Notes, will vote together as one series on all matters with respect to the Notes and will be treated as a single class for all purposes under the Indenture including, without limitation, redemptions and offers to purchase Notes. All references to Notes herein include the Additional Notes.

Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in cash on each May 15 and November 15, commencing on November 15, 2004, to the persons who are registered Holders at the close of business on the May 1 and November 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Collateral

Primary Collateral. Under the Collateral Documents entered into simultaneously with the issuance of the Original Notes, the Notes are secured by a first priority lien on substantially all of the real and personal property of the Company and its Subsidiaries and all additions and improvements thereto and replacements thereof, all assets deposited or required to be deposited in the collateral account in respect of such collateral required by the Indenture and all proceeds of the foregoing, but in any event excluding the Secondary Collateral and Excluded Assets, each as defined below (together, the “Primary Collateral”). The Lien on the Primary Collateral is a first priority perfected security interest (to the extent attainable by filing, recording or possession), subject to certain Permitted Liens. Subject to the provisions of the Intercreditor Agreement (as defined below), the Secondary Collateral Loans are secured by a second priority lien on the Primary Collateral that is subordinate to the lien on the Primary Collateral securing the Notes. See “—Intercreditor Agreement.”

Secondary Collateral. Subject to the provisions of the Intercreditor Agreement, the Notes are secured by a second priority lien on all inventory and accounts receivable, other personal property relating to the inventory and accounts receivable, tax refunds and all proceeds of the foregoing (together, the “Secondary Collateral”) that is second in priority to the lien on the Secondary Collateral securing the Secondary Collateral Lenders, including the lenders under the Credit Agreement. “Secondary Collateral Loans” will be defined in the Indenture as all obligations outstanding under the Credit Agreement and any other future indebtedness incurred pursuant to clause (2) of the definition of “Permitted Indebtedness” and other indebtedness incurred under our debt coverage ratio test that is entitled to a Permitted Lien on the Secondary Collateral pursuant to clause (7) of the definition of Permitted Liens. See “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” “Secondary Collateral Lender” is defined in the Indenture as any lender who makes any Secondary Collateral Loan. To the extent otherwise specifically permitted pursuant to the terms of the Indenture and the Collateral Documents as described under “Permitted Liens,” the Notes are effectively subordinated to certain existing and future secured Indebtedness to the extent of any of the Company’s or its Subsidiaries’ assets serving as collateral for such Indebtedness. For example, the Secondary Collateral Lenders have a first priority lien on the Secondary Collateral, and therefore the first right to liquidate such Collateral following the occurrence of an event of default under any Secondary Collateral Loan. The Notes are therefore effectively subordinated to the Secondary Collateral Loans to the extent that the proceeds of the Secondary Collateral, on which the Trustee for the Notes has a second priority lien, are used to satisfy the Secondary Collateral Loans. In that event, any such amount of the Secondary Collateral would no longer be available to secure obligations under the Notes. The amount of Secondary Collateral Loans may increase in the future. See “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

After-Acquired Property; Excluded Assets; Permitted Liens. The Indenture and the Collateral Documents require that the Company and its Subsidiaries grant to the Trustee, for its benefit and for the benefit of the Holders of Notes, a first priority lien on all After-Acquired Property of the kinds described above as Primary Collateral and a second priority lien on all After-Acquired Property of the kinds described above as Secondary Collateral. In addition, any future Restricted Subsidiaries will be required to guarantee the Notes and similarly grant liens on their assets to the Trustee, for its benefit and for the benefit of the Holders of Notes. The Notes are not secured by a lien on any assets constituting Excluded Assets (as defined below).

In addition, the Indenture permits the Issuers to incur an aggregate of $20 million of Capitalized Lease Obligations, Purchase Money Obligations and Industrial Revenue Bonds and an aggregate of $10 million of Commodity Inventory Purchase Obligations, in each case without securing the Notes with the assets securing such obligations (together, the “Excluded Assets”). The Notes may also be effectively subordinated to security interests on acquired property or assets of acquired companies which are secured prior to (and not in connection with) such acquisition; such security interests will constitute Permitted Liens so long as they do not extend to any assets other than those acquired. The Indenture also permits the Company and its Subsidiaries to create other Permitted Liens.

Enforcement and Foreclosure. If an Event of Default occurs under the Indenture, the Trustee, on behalf of the Holders of the Notes, in addition to any rights or remedies available to it under the Indenture, is entitled to take such actions as the Trustee deems advisable to protect and enforce its rights in the Collateral for the Notes, including, without limitation, the institution of foreclosure proceedings in accordance with the Collateral Documents and applicable law. However, the rights and remedies available to the Trustee under the Collateral Documents and the actions permitted to be taken by it thereunder are subject to the provisions of the Intercreditor Agreement.

The Trustee will apply the proceeds received by the Trustee from any foreclosure of the Collateral,

•	first, to pay the expenses of such foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Collateral Documents, and

•	thereafter, to pay the principal of, premium, if any, and accrued interest on the Notes.

Until such time, however, as all of the obligations under any Secondary Collateral Loan are paid in full, the proceeds from any foreclosure or other realization upon the Secondary Collateral will be applied

•	first, to pay the lenders under such facilities all amounts then payable under the Secondary Collateral Loans, including the Credit Agreement, and

•	thereafter, in the manner described in the immediately preceding sentence.

Under the terms of the Indenture and the Collateral Documents, except as described under “—Possession, Use and Release of Collateral,” the Trustee (upon the written instruction of a specified percentage of the Holders of the Notes to the extent required by the Trustee or the TIA) will determine the circumstances under, and manner in, which to dispose of the Primary Collateral, including, without limitation, the determination of whether to release all or any portion of such Primary Collateral from the Liens created by the Collateral Documents and whether to foreclose on such Primary Collateral following an Event of Default. The Trustee will have no ability to control any foreclosure with respect to any of the Secondary Collateral (including, without limitation, the time or method). See “—Intercreditor Agreement.” The Trustee may also have limited rights with respect to other assets included as Collateral but which are subject to a Permitted Lien.

The right of the Trustee to repossess and dispose of Collateral upon the occurrence of an Event of Default under the Indenture will be, in the case of the Secondary Collateral, subject to the provisions of the Intercreditor Agreement. With respect to any of the Collateral, such right is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against either of the Issuers prior to the Trustee having repossessed and disposed of the Collateral. In the case of real property Collateral, such right could be significantly impaired by restrictions under state law.

The Indenture permits the release of Collateral without the substitution of additional Collateral under the circumstances described under “—Certain Covenants—Limitation on Asset Sales.” Collateral of a Guarantor will also be released as security for the applicable Guarantee upon the release of such Guarantor’s Guarantee. See “—Possession, Use and Release of Collateral.”

The amounts realizable by the Trustee in respect of the Collateral in the event of a liquidation will depend upon market and economic conditions at such time, the availability of buyers, certain existing liens and similar factors.

The fact that the lenders under any Secondary Collateral Loans have a first priority lien on the Secondary Collateral and that other obligors may benefit from other Permitted Liens could have a material adverse effect on the amount that would be realized upon a liquidation of the Collateral. Although the Company has received an appraisal of the assets constituting a portion of the Primary Collateral, it cannot assure you that proceeds of any sale of the Collateral pursuant to the Indenture and the related Collateral Documents following an Event of Default will be sufficient to satisfy amounts due under the Notes. The Issuers may also issue Additional Notes as described above, and these Additional Notes will be secured by the Collateral. In addition, the Trustee will not have any Liens on Excluded Assets. See “Risk Factors—Risks Related to the Exchange Offer—You may not be able to fully realize the value of your liens—The collateral may not be valuable enough to satisfy all the obligations secured by the collateral.” If the proceeds of the Collateral are not sufficient to repay all amounts due on the Notes, the Holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) will have only an unsecured claim against the remaining assets, if any, of the Company. See “—Intercreditor Agreement.”

Some or all of the Collateral, particularly the Primary Collateral, is illiquid and may have no readily ascertainable market value. Moreover, there can be no assurance that such Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. To the extent that liens, rights or easements granted to third parties encumber assets owned by the Issuers and the Guarantors, including the Secondary Collateral, those third parties may be entitled to exercise rights and remedies with respect to the property subject to such liens that could adversely affect the value of the Collateral and the ability of the Trustee or the Holders of the Notes to realize or foreclose on such Collateral. See “Risk Factors—Risks Related to the Exchange Offer—You may not be able to fully realize the value of your liens.”

Intercreditor Agreement

The Trustee, on behalf of the Holders of the Notes, entered into the Intercreditor Agreement with the Issuers and Guarantors and with the agent for the lenders under the Credit Agreement. Additional Secondary Collateral Lenders may also become party to the Intercreditor Agreement or a similar intercreditor agreement in the future. The Intercreditor Agreement provides for the allocation of rights among the Trustee and the Secondary Collateral Lenders with respect to their respective interests in the Collateral and the enforcement provisions relating thereto. Until such time as all Secondary Collateral Loans have been satisfied in full, the Secondary Collateral Lenders will generally have the exclusive right to determine the circumstances and manner in which the Secondary Collateral may be disposed of.

The Intercreditor Agreement provides, among other things, that until such time as all Secondary Collateral Loans have been satisfied in full:

(1) during any insolvency proceeding, the Secondary Collateral Lenders and the Trustee will coordinate their efforts to give effect to the relative priorities of their respective liens on the Collateral;

(2) the Trustee and the Secondary Collateral Lenders will provide notices to each other with respect to the occurrence of an Event of Default under the Indenture or any Secondary Collateral Loan, as the case may be, and the commencement of any action to enforce rights of the Trustee, the Holders of the Notes or the Secondary Collateral Lenders;

(3) upon the occurrence of an Event of Default, (a) all decisions with respect to the Primary Collateral, including the time and method of any disposition thereof, will be made by the Trustee, and (b) all decisions with respect to the Secondary Collateral will be made by the agent for the lenders under the relevant Secondary Collateral Loan;

(4) for a period up to the later of (x) 90 days following the date of receipt by the agent for any Secondary Collateral Lenders under any such Secondary Collateral Loan of written notice from the Trustee that the Trustee is in possession or control of the applicable mortgaged property or (y) the date of sale of the mortgaged property which is part of the Primary Collateral or other relevant asset, the lenders under any such Secondary Collateral Loan may enter and use the Primary Collateral, as appropriate, to the extent necessary to complete the manufacture of inventory, collect accounts receivable and repossess, remove, sell or otherwise dispose of or deal with the Secondary Collateral;

(5) proceeds of the Primary Collateral will be applied:

•	first, to the outstanding obligations of the Company and any subsidiary guarantors under the Indenture, the Notes, the Guarantees and the Collateral Documents, and

•	second, any remaining Primary Collateral (including proceeds thereof) will be delivered to the agent for the Secondary Collateral Lenders for application to all outstanding obligations under the Secondary Collateral Loans;

(6) proceeds of the Secondary Collateral will be applied:

•	first, to the outstanding obligations under the Secondary Collateral Loans, and

•	second, any remaining Secondary Collateral (including proceeds thereof) will be delivered to the Trustee for application in accordance with the provisions of the Indenture; and

(7) neither the Trustee nor any of the Secondary Collateral Lenders will directly or indirectly seek to foreclose or realize upon, judicially or non-judicially, any Collateral upon which it does not have a senior lien or take any other enforcement action against or in respect of the Collateral upon which it does not have a senior lien, without the consent of the party having such senior lien unless in accordance with the Intercreditor Agreement.

Possession, Use and Release of Collateral

Subject to and in accordance with the provisions of the Collateral Documents and the Indenture, so long as the Trustee or the Secondary Collateral Lenders have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, the Company will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income therefrom, subject, in the case of the Secondary Collateral, to the provisions of the Intercreditor Agreement and the documentation governing the Secondary Collateral Loans.

Release of Collateral. The Issuers will have the right to obtain a release of items of Collateral, other than certain Trust Monies, subject to an Asset Sale in certain circumstances, and the Trustee will release such Collateral from the lien of the relevant Collateral Document and reconvey such Collateral to the Issuers so long as such release complies with the TIA upon compliance with the condition that the Company delivers to the Trustee the following:

(a) a notice from the Issuers requesting the release of specified Collateral, which notice:

(1) specifically describes the Collateral requested to be released,

(2) specifies the fair market value of such Collateral as of a date within 60 days of such notice,

(3) states that the consideration to be received in respect of such Collateral is at least equal to the fair market value of such Collateral,

(4) states that the release of such Collateral will not materially and adversely impair the value of the remaining Collateral, taken as a whole, or interfere with the Trustee’s ability to realize such value and will not impair the maintenance and operation of the remaining Collateral, taken as a whole,

(5) confirms that the sale of, or an agreement to sell, the Collateral requested to be released is a bona fide sale to a person that is not the Affiliate of the Issuers or, in the event that such sale is to a person that is an Affiliate of the Issuers, confirming that such sale is made in compliance with the provisions set forth in “—Certain Covenants—Limitation on Transactions with Affiliates,”

(6) certifies that if the sale of the Collateral requested to be released constitutes an Asset Sale, such Asset Sale complies with the terms and conditions of the Indenture, including, without limitation, the provisions set forth in “—Certain Covenants—Limitation on Asset Sales,” and

(7) in the event there is to be a substitution of property for such Collateral subject to the Asset Sale, specifies the property intended to be substituted for the Collateral to be disposed of and that such property will be subject to the Liens under the Collateral Documents;

(b) an officers’ certificate from the Issuers stating that:

(1) such sale covers only the Collateral requested to be released or other property which is not Primary Collateral,

(2) all Net Proceeds, if any, from the sale of any of such Collateral will be applied pursuant to the provisions of the Indenture in respect of Asset Sales to the extent applicable thereto,

(3) to the extent any of such Collateral is comprised of Secondary Collateral, the required Secondary Collateral Lenders, to the extent such Indebtedness remains outstanding and to the extent such consent is required, shall have authorized the release of the same,

(4) there is no Default or Event of Default under the Indenture in effect or continuing on the date thereof or the valuation date referred to in clause (a)(2) above,

(5) the release of such Collateral will not result in a Default or Event of Default under the Indenture,

(6) the release complies with the TIA, and

(7) all conditions precedent in the Indenture relating to the release in question have been complied with;

(c) an opinion of counsel that such release is permitted and complies with the Indenture and all conditions precedent to such release have been complied with; and

(d) all documentation required by the TIA, if any, prior to the release of the Collateral requested to be released by the Trustee and, in the event that there is to be a substitution of property for such Collateral, all documentation necessary to effect the substitution of such new Collateral and to subject such new Collateral to the lien of the relevant Collateral Documents.

The provisions of clauses (a) through (d) need not be satisfied to the extent the Collateral to be released consists solely of Secondary Collateral with respect to which the required Secondary Collateral Lenders have given their consent and authorized the release of same or to the extent the Secondary Collateral to be released is disposed of by the agent on behalf of the required Secondary Collateral Lenders in connection with the exercise of rights or remedies under the Credit Agreement or other Secondary Collateral Loans, in each case, so long as the proceeds therefrom are applied in accordance with the Intercreditor Agreement.

The Indenture provides that:

•	the Issuers will be entitled, subject to compliance with the conditions set forth therein, to obtain the release of Collateral that has been taken by eminent domain, condemnation or in similar circumstances; and

•	the Issuers will be entitled to obtain a full release of all of the Collateral following legal defeasance or covenant defeasance of the Indenture as described below under “—Legal Defeasance and Covenant Defeasance.”

Disposition of Collateral Without Release. Notwithstanding the provisions of “—Possession, Use and Release of Collateral” above, so long as no Default or Event of Default under the Indenture shall have occurred and be continuing or would result therefrom and so long as such transaction would not violate the Indenture, the Issuers may, to the extent permitted by applicable law, without any release or consent by the Trustee, conduct ordinary course activities with respect to inventory and accounts receivable, including selling inventory or otherwise disposing of, in any transaction or series of related transactions, any property subject to the lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the business and which is, to the extent required by the Indenture or the Collateral Documents, replaced by property of substantially equivalent or greater value which becomes subject to the lien of the Collateral Documents as After-Acquired Property. The Issuers will be obligated to deliver to the Trustee, within 30 calendar days following the end of each six-month period beginning on May 15 and November 15 of any year, an officers’ certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Trustee was obtained were in the ordinary course of the Issuers’ business and were not prohibited by the Indenture. In addition, the consent and release of the Trustee will not be required for the sale or other disposition of Secondary Collateral in accordance with the terms of a Secondary Collateral Loan subject to compliance with the Intercreditor Agreement and the Indenture.

Certain Bankruptcy Limitations

Bankruptcy law could prevent the Trustee from repossessing and disposing of, or otherwise exercising remedies in respect of, the Collateral upon the occurrence of an Event of Default if a bankruptcy proceeding were to be commenced by or against the Issuers prior to the Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the Bankruptcy Code, a secured creditor such as the Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

In addition, the Trustee may need to evaluate the impact of potential liabilities before determining to foreclose on the Collateral, because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Trustee may decline to foreclose on the secured property or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders. Finally, the Trustee’s ability to foreclose on the Collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Trustee’s Lien on the Collateral.

Redemption

Optional Redemption. Except as described below, the Notes will not be redeemable before May 15, 2008. On or after that date, the Issuers may redeem the Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on May 15 of the year set forth below:

Year	Percentage
2008	105.125%
2009	102.563%
2010 and thereafter	100.000%

In addition, the Issuers must pay accrued and unpaid interest on the Notes redeemed.

Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to May 15, 2007, the Issuers may, at their option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price of 110.25% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2) the Issuers make such redemption not more than 90 days after the consummation of any such Equity Offering.

“Equity Offering” means either (a) an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act or (b) the sale of Qualified Capital Stock of the Company to one or more institutional investors.

Selection and Notice of Redemption

In the event that the Issuers choose to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

(2) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Guarantees

The Guarantors are jointly and severally guarantying the Issuers’ obligations under the Indenture and the Notes on a senior secured basis (the “Guarantees”). Each Guarantee is secured (subject only to Permitted Liens) by a first priority Lien on the assets of such Guarantor constituting Primary Collateral and by a second priority Lien on the assets of such Guarantor constituting Secondary Collateral, in each case to the extent described under “—Collateral” and “—Intercreditor Agreement.” The obligations of each Guarantor under its Guarantee is limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or may consolidate with or merge into or sell its assets to other Persons upon the terms and conditions to be set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation and Sale of Assets.” In the event all of the Capital Stock of a Guarantor is sold and the sale complies with the provisions set forth in “—Certain Covenants—Limitation on Asset Sales,” or a Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, the Guarantor’s Guarantee will be released.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Issuers purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Issuers must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Issuers will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Issuers are required to purchase outstanding Notes pursuant to a Change of Control Offer, the Issuers expect that they would seek third party financing to the extent they do not have available funds to meet their purchase obligations. However, there can be no assurance that the Issuers would be able to obtain such financing. See “Risk Factors—Risks Related to the Offering.”

Neither the Board of Directors of either Issuer nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Issuers or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company or any of its Guarantors may incur Indebtedness (including, without limitation, Acquired Indebtedness), if on the date of the incurrence of such Indebtedness, after giving effect thereto, the Consolidated Fixed Charge Coverage Ratio of the Company for the most recent four fiscal quarters for which financial statements are available immediately preceding such incurrence is greater than 2.0:1. The proviso to the foregoing sentence is referred to as the “Coverage Ratio Exception.”

Neither the Company nor any Guarantor shall incur, directly or indirectly, any Indebtedness which is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or any Guarantor unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Guarantee of such Guarantor to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness.

In addition to the limitation imposed by the first paragraph of this covenant, any issuance of Additional Notes shall be subject to the further requirements that (a) the principal amount thereof shall not exceed $50.0 million, (b) 100% of the net proceeds of such issuance shall be applied to finance improvements or additions to the Primary Collateral, (c) the Mortgages shall be amended, if necessary, and additional mortgages granting a security interest in any additional Primary Collateral on terms no less favorable to the Holders than the terms of the Mortgages shall be delivered by the Company, as applicable, prior to or contemporaneously with such additional issuance so that the maximum amount secured by the Mortgages and such additional mortgages shall be an amount equal to the aggregate principal amount of the Notes issued under the Indenture (including any Additional Notes previously issued and the Additional Notes that are the subject of such issuance) less the aggregate principal amount of Notes theretofore redeemed, discharged, defeased or repurchased and (d) the Company shall, at its sole cost and expense, have performed or caused to be performed all acts and executed any and all documents (including, without limitation, the authorization of any financing statement and continuation statement) for filing under the provisions of the Uniform Commercial Code or under any other statute, rule or regulation of any applicable federal, state or local jurisdiction, including any filings in local real estate land record offices which are necessary or reasonably requested by the Trustee in order to grant and confirm the validity, perfection and first priority (subject to Permitted Liens) of the Liens in favor of the Trustee for the benefit of the Holders on such additional Primary Collateral.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company;

(3) make any principal payment on, purchase, defease, redeem, prepay or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(4) make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”) if, at the time of such Restricted Payment or immediately after giving effect thereto,

(i) a Default or an Event of Default shall have occurred and be continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(v) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned on or after the first day of the fiscal quarter in which the Issue Date occurs and on or prior to the end of the most recently ended fiscal quarter for which financial statements are available as of the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(w) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock of the Company); plus

(x) without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding, in the case of clauses (iii)(w) and (x), any net cash proceeds from a Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “—Redemption—Optional Redemption upon Equity Offerings”); plus

(y) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of debt securities or shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange and the amount of any accrued interest then outstanding on any such debt securities; plus

(z) without duplication, the sum of:

(1) the aggregate amount returned in cash or Cash Equivalents to the Company or its Restricted Subsidiaries on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

only to the extent that the sum of clauses (1), (2) and (3) above exceeds the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph shall not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the payment of such dividend would have been permitted on the date of declaration;

(2) the acquisition of any shares of Capital Stock of the Company either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) the acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

(4) repurchases by the Company of Common Stock of the Company from current or former officers, directors, employees and consultants of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Company, or pursuant to the terms of any agreement under which such Common Stock was issued or any agreement with respect to such consulting arrangement, in an aggregate amount not to exceed $1.0 million in any calendar year and not to exceed $5.0 million in the aggregate during the term of the Notes;

(5) the repurchase or redemption of any Indebtedness in the event of a change of control in accordance with provisions similar to the “Change of Control” covenant; provided that, prior to or simultaneously with such repurchase, the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

(6) Permitted Tax Distributions;

(7) the acquisition on or substantially concurrent with the Issue Date of Capital Stock and Subordinated Indebtedness of the Company with the proceeds from the issuance of the Notes; and

(8) Restricted Payments in an aggregate amount not to exceed $7.5 million since the Issue Date;

provided that, except in the case of clauses (1), (2) and (8), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2), (4) and (5) shall be included in such calculation.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

(2) at least 75% (or 100% in the case of an Asset Sale of Primary Collateral) of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition (provided that (A) the amount of any liabilities of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets and (B) any securities or other obligations received by the Company or any such Restricted

Subsidiary in exchange for any such assets (other than assets which constitute Collateral) that are converted into cash within 180 days after the consummation of such Asset Sale (to the extent of the cash received) shall be deemed to be cash for purposes of this provision);

(3) if such Asset Sale involves the disposition of Collateral, subject to the Intercreditor Agreement, the Company or such Restricted Subsidiary has complied with the provisions described under “—Possession, Use and Release of Collateral”;

(4) if such Asset Sale involves the disposition of Primary Collateral, subject to the Intercreditor Agreement, the Net Cash Proceeds relating to such Asset Sale remaining after repayment (including a corresponding commitment reduction, if applicable) of any Indebtedness secured by a Permitted Lien on such asset (the “Available Amount”) shall be paid directly by the purchaser of the Primary Collateral to the Trustee for deposit into the Collateral Account for the benefit of the Trustee, and, to the extent required by the Collateral Documents, such property shall be made subject to the Lien of the applicable Collateral Documents;

(5) if such Asset Sale involves the disposition of Secondary Collateral, the proceeds are applied in accordance with the Intercreditor Agreement to the extent required therein; and

(6) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) in the case of an Asset Sale that does not involve Primary Collateral only, to prepay any Secured Indebtedness;

(b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including inventory and Capital Stock) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”) or, in the case of Asset Sales which do not comprise Primary Collateral, to make a Permitted Investment; provided that any Replacement Assets acquired with any Net Cash Proceeds of an Asset Sale of Collateral shall be owned by the Company or a Guarantor and shall not be subject to any Liens other than Permitted Liens and the Company or such Guarantor, as the case may be, shall execute and deliver to the Trustee such Collateral Documents or other instruments as shall be reasonably necessary to cause such property or assets to become subject to the Lien of the applicable Collateral Documents; and/or

(c) a combination of prepayment and investment permitted by the foregoing clauses (6)(a) and (6)(b).

Clauses (1) and (2) of the foregoing paragraph need not be satisfied to the extent the Collateral to be released consists solely of Secondary Collateral with respect to which the required Secondary Collateral Lenders have given their consent and authorized the release of same or to the extent the Secondary Collateral to be released is disposed of by the agent on behalf of the required Secondary Collateral Lenders in connection with the exercise of rights or remedies under the Credit Agreement or other Secondary Collateral Loans, in each case so long as the proceeds therefrom are applied in accordance with the Intercreditor Agreement.

On the 361st day after an Asset Sale (a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (6)(a), (6)(b) and (6)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale which does not involve Collateral is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. Pending application of the Net Cash Proceeds, the Net Cash Proceeds from Asset Sales of Primary Collateral shall be deposited in the Collateral Account. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may apply any remaining Net Cash Proceeds to any purpose consistent with the Indenture and, following the consummation of each Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset to zero. Notwithstanding anything to the contrary in the foregoing, the Issuers may commence a Net Proceeds Offer prior to the expiration of 360 days after the occurrence of an Asset Sale.

The Issuers may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount that, when added to the Net Loss Proceeds then accumulated, is equal to or in excess of $10.0 million (the “Total Offer Amount”) (at which time, the entire unutilized Total Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to the preceding paragraph).

Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1) the consideration for such Asset Sale constitutes Replacement Assets; and

(2) such Asset Sale is for fair market value; provided that to the extent such Asset Sale consists of Collateral, the Replacement Assets shall be owned by the Company or a Guarantor and shall not be subject to any Liens other than Permitted Liens and the Company or such Guarantor shall execute and deliver to the Trustee such Collateral Documents or other instruments as shall be reasonably necessary to cause such property or assets to become subject to the Lien of the applicable Collateral Documents.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Events of Loss. In the event of an Event of Loss with respect to any Primary Collateral, the Company or the affected Subsidiary Guarantor, as the case may be, will apply the Net Loss Proceeds from such Event of Loss, within 360 days after receipt, at its option:

(1) to the rebuilding, repair, replacement or construction of improvements to the affected property (the “Subject Property”);

(2) to make capital expenditures with respect to Primary Collateral or to acquire properties or assets that will (a) constitute Primary Collateral and (b) be used or useful in the Permitted Business of the Company or any of its Restricted Subsidiaries; and/or

(3) a combination of the uses permitted by the foregoing clauses (1) and (2);

provided that if during such 360-day period the Company or a Restricted Subsidiary enters into a definitive agreement committing it to apply such Net Loss Proceeds in accordance with the requirements of clause (1) or (2) or if the application of such Net Loss Proceeds is part of a project authorized by the Board of Directors in good faith that will take longer than 360 days to complete, and such project has begun, such 360-day period will be extended with respect to the amount of Net Loss Proceeds so committed until required to be paid in accordance with such agreement (or, if earlier, until termination of such agreement) or until completion of such project, as the case may be.

On the 361st day after an Event of Loss or, if later, the extended date provided in the preceding paragraph (a “Loss Proceeds Offer Trigger Date”), such aggregate amount of Net Loss Proceeds which have not been applied on or before such Loss Proceeds Offer Trigger Date as permitted in clauses (1), (2) and (3) of the preceding paragraph (each a “Loss Proceeds Offer Amount”) shall be applied by the Company or such Subsidiary Guarantor to make an offer to purchase (the “Loss Proceeds Offer”) on a date (the “Loss Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Loss Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Loss Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. Pending application of the Net Loss Proceeds, the Net Loss Proceeds shall be deposited in the Collateral Account. To the extent that the aggregate amount of Notes tendered pursuant to a Loss Proceeds Offer is less than the Loss Proceeds Offer Amount, the Company may apply any remaining Net Loss Proceeds to any purpose consistent with the Indenture and, following the consummation of each Loss Proceeds Offer, the Loss Proceeds Offer Amount shall be reset to zero. Notwithstanding anything to the contrary in the foregoing, the Issuers may commence a Loss Proceeds Offer prior to the expiration of 360 days after the occurrence of an Event of Loss.

The Issuers may defer any Loss Proceeds Offer until there is an aggregate unutilized Total Offer Amount equal to or in excess of $10.0 million (at which time, the entire unutilized Total Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to the preceding paragraph).

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with such securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law;

(b) the Indenture, the Notes, the Guarantees and the Collateral Documents;

(c) the Credit Agreement and the security agreements and other collateral documents relating thereto;

(d) any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) agreements existing on the Issue Date to the extent and in the manner such encumbrances or restrictions are in effect on the Issue Date;

(f) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(g) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(h) provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(i) (A) agreements or instruments that restrict the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) provisions arising or agreed to in the ordinary course of business not relating to any Indebtedness that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any of its Restricted Subsidiaries in any manner material to the Company or any of its Restricted Subsidiaries;

(j) restrictions contained in the terms of Purchase Money Obligations, Capitalized Lease Obligations, Industrial Revenue Bonds or Commodity Inventory Purchase Obligations not incurred in violation of the Indenture; provided that such restrictions relate only to the property financed with such Indebtedness, and restrictions contained in the terms of any other Indebtedness not incurred in violation of the Indenture;

(k) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any Capital Stock of a Person other than on a pro rata basis; and

(l) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (b) through (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company or the applicable Restricted Subsidiary in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (b) through (f).

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or any of its Restricted Subsidiaries from creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant.

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, in each case other than Permitted Liens, except that the Company and its Restricted Subsidiaries may incur Liens on property or assets that are not Collateral if (i) in the case of any such Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property or assets that is senior in priority to such Liens and (ii) in the case of all other such Liens, the Notes are equally and ratably secured. In the event that the Lien the existence of which gives rise to a Lien securing the Notes or a Guarantee pursuant to the foregoing exception ceases to exist, the Lien securing the Notes or a Guarantee required by the foregoing exception shall automatically be released and the Trustee shall execute appropriate documentation as requested by the Company.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation or limited liability company; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and its Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed, and shall cause such amendments, supplements or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Surviving Entity, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception;

(3) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, (i) the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company; (ii) the Company, if surviving, shall be automatically discharged from all its obligations under the Indenture, the Notes and the Collateral Documents; and (iii) any Collateral transferred to the Surviving Entity shall (a) continue to constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Trustee for the benefit of the Holders, and (c) not be subject to any Lien other than Permitted Liens.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of “—Limitation on Asset Sales”) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee, and shall cause such amendments, supplements or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral owned by or transferred to the Surviving Entity, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the Surviving Entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant. The Collateral owned by such Guarantor or surviving Person, as the case may be, (a) shall be subject to a Lien in favor of the Trustee for the benefit of the Holders; and (b) shall not be subject to any Lien, other than Permitted Liens.

Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under paragraph (c) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

(b) All Affiliate Transactions (and each series of related Affiliate Transactions that are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2.5 million shall, prior to the consummation thereof, be approved by a majority of the disinterested members of the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such disinterested members (or the disinterested member, if there is only one disinterested member) have determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions that are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(c) The restrictions set forth in the first two paragraphs of this covenant shall not apply to:

(1) fees and compensation paid to and indemnity provided on behalf of officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries;

(3) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) Restricted Payments and Permitted Investments permitted by the Indenture;

(5) loans or advances in the ordinary course of business to officers, directors or employees of the Company or any Restricted Subsidiary of the Company, including advances for travel and moving expenses;

(6) any employment, severance or termination agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(7) transactions with customers, suppliers or purchasers or sellers of goods or services which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors of the Company; and

(8) issuance of Qualified Capital Stock of the Company and the granting of registration rights with respect to that Qualified Capital Stock.

Guarantees by Restricted Subsidiaries. Each Restricted Subsidiary of the Company (other than a Foreign Restricted Subsidiary) shall execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee on a senior basis all obligations of the Issuers under the Notes, and shall agree to be bound by the Indenture and the Collateral Documents and, subject to the Intercreditor Agreement, pledge its assets as collateral for its Guarantee in accordance therewith.

Any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged (A) upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company’s Capital Stock in such Restricted Subsidiary made in compliance with the Collateral Documents, or (B) upon the Company’s designation of such Restricted Subsidiary as an Unrestricted Subsidiary, which transaction is in compliance with the terms of the Indenture and such Restricted Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Restricted Subsidiary.

Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders. The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports,

in each case within the time periods specified in the Commission’s rules and regulations.

The Company shall use its commercially reasonable best efforts to participate in quarterly conference calls to discuss results of operations with Holders of Notes.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Restrictions on Nature of Debt, Activities and Ownership of Finance Corp. In addition to other restrictions set forth herein, Finance Corp. may not incur any Indebtedness unless (a) such Indebtedness is permitted to be incurred by the Company pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness” and (b) the Company is a co-obligor or guarantor of such Indebtedness. Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for the Company other than to invest the cash of Finance Corp. in Cash Equivalents. The Company shall at all times own 100% of the Capital Stock of Finance Corp.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including, without limitation, the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer or a Loss Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture or in the Collateral Documents which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “Notice of Default”) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary), or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $10.0 million or more at any time;

(5) one or more judgments (not covered by insurance as to which the carrier has assumed the defense or acknowledged coverage) in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any Restricted Subsidiary of the Company (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting Finance Corp., the Company or any of its Significant Subsidiaries;

(7) any Collateral Document shall cease to be in full force and effect, or cease to be effective in all material respects to grant a perfected Lien on the Collateral with the priority purported to be created thereby for 30 days after notice by the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes to the Company; or

(8) any Guarantee of a Significant Subsidiary shall cease to be in full force and effect or any Guarantee of a Significant Subsidiary shall be declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to either Issuer) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to the Issuers and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (an “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to either Issuer occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Issuers have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company will be required to provide an officers’ certificate to the Trustee promptly upon the Company’s obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describing such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Issuers may, at its option and at any time, elect to have the obligations of the Issuers and the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Issuers obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Issuers or any of their Subsidiaries are a party or by which the Issuers or any of their Subsidiaries are bound;

(6) the Issuers shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others;

(7) the Issuers shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Issuers shall have delivered to the Trustee an opinion of counsel to the effect that:

(a) either (x) the Company has assigned all its ownership interest in the trust funds to the Trustee or (y) the Trustee has a valid perfected security interest in the trust funds; and

(b) assuming no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Issuers, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers.

Satisfaction and Discharge

The Indenture (and all Liens on Collateral granted in connection with the issuance of the Notes) will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or, with respect to the Notes, concurrent or other irrevocable notice of redemption has been given by the Trustee fixing a date of redemption within 30 to 60 days of the giving of such notice and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit or redemption, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuers have paid all other sums payable under the Indenture by the Issuers; and

(3) the Issuers have delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Issuers, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture and the Collateral Documents for certain specified purposes, including curing ambiguities, omissions, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other amendments and waivers and modifications of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment, waiver or modification may:

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder’s Note or Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) after the Issuers’ obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control, make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or make and consummate a Loss Proceeds Offer with respect to any Event of Loss that has occurred or, after such Change of Control has occurred, such Asset Sale has been consummated, or such Event of Loss has occurred, as the case may be, modify any of the provisions or definitions with respect thereto;

(7) subordinate the Notes or any Guarantee to any other Indebtedness; or

(8) except as permitted by the Indenture, release any Guarantee of a Significant Subsidiary or substantially all of the Collateral.

Governing Law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of either of the Issuers, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing. A Person shall not be deemed an “Affiliate” of the Company or any of its Restricted Subsidiaries solely as a result of such Person being a joint venture partner of the Company or any of its Subsidiaries.

“After-Acquired Property” means any and all assets or property acquired after the Issue Date, including any assets or property acquired by either Issuer or any Guarantor from a transfer from either Issuer or a Wholly Owned Subsidiary of the Company that is a Guarantor.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction but excluding any Lien granted in accordance with the covenant described under “—Certain Covenants—Limitation on Liens”) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets”; (c) any Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) disposals or replacements of (i) obsolete or worn out equipment and (ii) fixtures on real property that are no longer used or useful in the business of the Company or its Restricted Subsidiaries; (f) the good faith surrender or waiver of contract rights or the settlement, release or surrender of claims of any kind; and (g) the sale or other disposal of property or assets pursuant to the exercise of remedies pursuant to the Credit Agreement or the Collateral Documents.

“Board of Directors” means, as to any Person, the board of directors or board of managers (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than to the Permitted Holders;

(2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3) any Person or Group (other than the Permitted Holders and any entity formed for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or

(4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

“Collateral” means, collectively, all of the property and assets (including, without limitation, Primary Collateral and Secondary Collateral) that are from time to time subject to the Lien of the Collateral Documents, including the Liens, if any, required to be granted pursuant to the Indenture.

“Collateral Account” means the collateral account established pursuant to the Indenture relating to the Notes.

“Collateral Documents” means, collectively, the Intercreditor Agreement, the security agreement and the mortgages or deeds of trust applicable to the Collateral (the “Mortgages”), each as in effect on the Issue Date, and as amended, amended and restated, modified, renewed or replaced from time to time.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar arrangement or agreement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or its Restricted Subsidiaries against fluctuations in the price of commodities and in the ordinary course of business of the Company and its Restricted Subsidiaries.

“Commodity Inventory” means inventory consisting of raw materials comprised of prime aluminum and used beverage containers.

“Commodity Inventory Purchase Agreements” means all agreements, documents and instruments at any time executed and/or delivered in connection with the purchase by the Company of Commodity Inventory.

“Commodity Inventory Purchase Obligations” means the liabilities of the Company to pay the purchase price of any Commodity Inventory pursuant to the Commodity Inventory Purchase Agreements.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries or Permitted Tax Distributions paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

(b) Consolidated Interest Expense;

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period; and

(d) premiums associated with the prepayment of the Company’s senior secured subordinated notes due 2009,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP. In addition, the following shall be excluded in determining Consolidated EBITDA: (i) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133; and (ii) non-cash adjustments to reserves relating to the application of the last-in, first-out (LIFO) method of accounting for inventory.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition or as a result of an Unrestricted Subsidiary being designated by the Board of Directors of the Company as a Restricted Subsidiary) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense; plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation (a) any amortization of debt discount and amortization or write-off of deferred financing costs (other than write-offs made in connection with the issuance of the Notes on the Issue Date); (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP;

provided that there shall be excluded therefrom any non-cash amortization or write-off of fees and expenses incurred in connection with the offering of the Notes.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom without duplication:

(1) after-tax gains and losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary or nonrecurring gains;

(3) for purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(5) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(7) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

In addition, Consolidated Net Income shall be reduced by the amount of any Permitted Tax Distributions.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses (including without limitation any early write-off of deferred financing costs) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means, collectively, the Credit Agreement dated as of September 10, 2002, as amended December 31, 2003, and amended and restated, as of May 5, 2004 by and among Wise Alloys LLC and Wise Recycling LLC as borrowers, the Company, Wise Warehousing, LLC, Wise Recycling Texas, LLC, Wise Recycling West, LLC, Listerhill Total Maintenance Facility, LLC and Finance Corp. as guarantors, the lenders party thereto from time to time, and Congress Financial Corporation, as administrative and collateral agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security collateral documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control or to the extent such Capital Stock is only so redeemable or exchangeable into Qualified Capital Stock) on or prior to the final maturity date of the Notes; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an asset sale or change of control occurring prior to the stated maturity of the Notes shall not constitute Disqualified Capital Stock if the asset sale or change of control provisions applicable to such Capital Stock (i) are no more favorable to the holders of such Capital Stock than the provisions contained in the “Limitation on Asset Sales” and “Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions prior to the Issuers’ repurchase of such Notes as are required to be repurchased pursuant to such covenants and (ii) provide that the Company may not repurchase or redeem any such Capital Stock unless such repurchase or redemption complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Eligible Working Capital” means the sum of (1) 80% of the accounts receivable of the Company and its Subsidiaries and (2) 50% of the inventory of the Company and its Subsidiaries, in each case after giving effect to any reserves, with the exception of the LIFO reserve, related to such accounts receivable and inventory as calculated in accordance with GAAP as set forth in the Company’s most recently published available financial statements.

“Event of Loss” means, with respect to any Collateral, any (1) loss, destruction or damage of such Collateral, (2) condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such Collateral, or confiscation of such Collateral or the requisition of the use of such Collateral or (3) settlement in lieu of clause (2) above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company of which substantially all its assets are located, and substantially all its operations are conducted, outside the United States.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States; provided that all reports and other financial information provided by the Company to the Holders or the Trustee shall be prepared in accordance with GAAP as in effect on the date applicable to such financial information or otherwise on the date of such report or other financial information.

“Guarantor” means each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness of other Persons of the type referred to in clauses (1) through (5) above and clause (8) below but, in the case of a guarantee, only to the extent so guaranteed;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

(8) all Obligations under Commodity Agreements and Interest Swap Agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness.

“Independent Financial Advisor” means a firm which, in the judgment of the Board of Directors of the Company, is independent and qualified to perform the task for which it is to be engaged.

“Industrial Revenue Bonds” means industrial revenue bonds issued to finance the acquisition of construction of specified assets of the Company or any Guarantor.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of or, if less, the value of the Investment when made by the Company and its Restricted Subsidiaries in the portion of such Restricted Subsidiary represented by such Common Stock.

“Issue Date” means the date of original issuance of the Notes.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) in the case of an Asset Sale of Collateral, repayment of Indebtedness that is secured by, or directly related to, the property or assets that are the subject of such Asset Sale, and, in the case of any other Asset Sale, repayment of Indebtedness that is required to be repaid in connection therewith; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Net Loss Proceeds” means, with respect to any Event of Loss, the proceeds in the form of cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries from such Event of Loss net of:

(1) reasonable out-of-pocket expenses and fees relating to such Event of Loss (including, without limitation, legal fees);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness that is secured by, or directly related to, the property or assets that are the subject of such Event of Loss.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Collateral Liens” means the liens expressly permitted by the applicable Collateral Documents.

“Permitted Holders” means (i) David D’Addario, (ii) members of his immediate family, (iii) corporations, partnerships, limited liability companies or other entities which are owned or controlled by Mr. D’Addario or members of their immediate family and (iv) trusts created by Mr. D’Addario or members of his immediate family for the benefit of Mr. D’Addario and members of his immediate family.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the Notes issued on the Issue Date (and any notes issued in exchange therefor) or of any Guarantee thereof;

(2) Indebtedness incurred pursuant to the Credit Agreement (including other credit facilities) in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $75.0 million and (b) Eligible Working Capital;

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Commodity Agreements entered into in the ordinary course of business and not for speculative purposes;

(6) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that (a) any Indebtedness of a Guarantor to any Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to such Guarantor’s obligations under the Indenture and its Guarantee and (b) if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by the Company;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(9) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10) Indebtedness represented by (a) Capitalized Lease Obligations, Purchase Money Obligations and Industrial Revenue Bonds of the Company and its Restricted Subsidiaries incurred in the ordinary course of business; provided that the principal amount of any Indebtedness permitted under this clause (10)(a) did not in each case at the time of incurrence exceed the fair market value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed; provided, further, that the aggregate principal amount of Indebtedness under this clause (10)(a) does not exceed $20.0 million at any time outstanding and (b) Commodity Inventory Purchase Obligations of the Company incurred in the ordinary course of business and upon commercially reasonable terms in an arms-length transaction with a Person that is not an Affiliate of the Company; provided that the aggregate principal amount of Indebtedness under this clause (10)(b) does not exceed $10.0 million at any time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(13) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

(14) Indebtedness of the Company to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case in accordance with the Indenture;

(15) shares of Preferred Stock of a Wholly Owned Restricted Subsidiary; provided that (a) any subsequent transfer of any shares of such Preferred Stock (except to the Company or a Wholly Owned Restricted Subsidiary) shall be deemed to be the incurrence of Preferred Stock that was not permitted by this clause (15) and (b) by any transaction pursuant to which any Wholly Owned Restricted Subsidiary, which has Preferred Stock issued to the Company or any other Wholly Owned Restricted Subsidiary, ceases to be a Wholly Owned Restricted Subsidiary shall be deemed the incurrence of Indebtedness that is not permitted in this clause (15); and

(16) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $15.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the covenant described under “—Certain Covenants —Limitation on Incurrence of Additional Indebtedness,” in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant; provided that all Indebtedness outstanding under the Credit Agreement up to the maximum amount permitted to be incurred pursuant to clause (2) above shall be deemed to have been incurred pursuant thereto. Accrual of interest, accretion or amortization of original issue discount, the payment of interest or fees or expenses on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and the Indenture;

(3) investments in cash and Cash Equivalents;

(4) loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not to exceed $1,000,000 at any one time outstanding;

(5) Commodity Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales”;

(8) Investments represented by guarantees that are otherwise permitted under the Indenture;

(9) Investments the payment for which is Qualified Capital Stock of the Company;

(10) advances to suppliers and customers in the ordinary course of business;

(11) Investments existing on the Issue Date; and

(12) additional Investments not to exceed $5.0 million at any one time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or any of its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) (A) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation or operating lease; and (B) Liens securing Purchase Money Obligations incurred in the ordinary course of business and other Indebtedness incurred pursuant to clause (10) of the definition of “Permitted Indebtedness”; provided, however, that (i) such Purchase Money Obligations shall not exceed the purchase price or other cost of or investment in the property subject thereto and shall not be secured by any property of the Company or any Restricted Subsidiary of the Company other than the property subject thereto and (ii) the Lien securing such Purchase Money Obligations shall be created prior to or within 180 days after the later of the acquisition, completion of construction or improvement or commencement of full operation of such property;

(7) (A) Liens (not on Primary Collateral) in accordance with the Intercreditor Agreement securing (i) Indebtedness under the Credit Agreement or (ii) other Indebtedness not to exceed $10.0 million not incurred in violation of the Indenture, and (B) Liens on Primary Collateral securing (i) Indebtedness under the Credit Agreement or (ii) other Indebtedness not to exceed $10.0 million not incurred in violation of the Indenture so long as such Liens are second in priority to the Liens securing the Notes in accordance with the Intercreditor Agreement;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and setoff;

(11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(12) Liens securing Indebtedness under Commodity Agreements;

(13) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(15) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(16) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(17) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(18) Liens existing on the Issue Date;

(19) Liens securing obligations with respect to operating leases and guarantees thereof; provided that such Liens do not extend to or cover any property of the Company or any of its Restricted Subsidiaries other than the property subject to such leases, any property or rights (including rights under subleases) relating to such leased property and the equity interests of the lessee in any such lease;

(20) Liens securing the Notes and the Guarantees;

(21) Liens securing Refinancing Indebtedness incurred to Refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Notes than the terms of the Liens securing such Refinanced Indebtedness, provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness Refinanced;

(22) deposits made in the ordinary course of business to secure liability to insurance carriers;

(23) rights of a licensor of intellectual property; and

(24) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Notwithstanding the foregoing, with respect to Primary Collateral, “Permitted Liens” shall not include the Liens described in clauses (10) through (12), (17), and (22) through (24). The Liens described in clauses (1) through (6), (13) through (16), (18), (19), (20) and (21) with respect to Collateral shall be subject to other qualifications and limitations identified in the Collateral Documents and the Indenture.

“Permitted Tax Distributions” means the payment of any dividend or distribution to the direct or indirect beneficial owners of shares of Capital Stock of the Company in an amount not to exceed the then maximum federal, state and local income tax liabilities arising from income of the Company and attributable to them solely as a result of the Company (and any intermediate entity through which the holder owns such shares) being a limited liability company, partnership or similar entity for federal income tax purposes.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Obligations” means any Indebtedness secured by a Lien on assets related to the business of the Company or any Guarantor and any additions and accessions thereto which are purchased or constructed by the Company or any Guarantor at any time after the Notes are issued; provided that

(1) the security agreement or conditional sale or other title retention contract pursuant to which the Lien on such assets is created (collectively a “Purchase Money Security Agreement”) shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom,

(2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness, and

(3) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company or any Guarantor of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clause (2), (4), (5), (6), (7), (8), (9), (10), (12), (13), (14), (15) or (16) of the definition of “Permitted Indebtedness”), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus accrued interest thereon and plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of fees, expenses and other amounts payable by the Company in connection with such Refinancing); or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Related Business” means an entity whose principal business is the same, similar, ancillary or reasonably related to the businesses in which the Company is engaged on the Issue Date.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary and shall include Finance Corp.

“S&P” means Standard and Poor’s Ratings Corporation, a division of the McGraw-Hill Companies, Inc. and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Secured Indebtedness” means any Indebtedness of the Company or a Guarantor secured by a Lien (other than a Lien that is subordinated to the Lien on the Collateral in favor of the Trustee).

“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means Indebtedness of any Issuer or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

“Subsidiary,” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination thereof); or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Trust Monies” means, subject to the Intercreditor Agreement, all cash and Cash Equivalents received by the Trustee:

(1) upon the release of Collateral from the Lien of the Indenture or the Collateral Documents;

(2) as Net Loss Proceeds;

(3) pursuant to the Collateral Documents;

(4) as proceeds of any sale or other disposition of all or any part of the Collateral by or on behalf of the Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Indenture or any of the Collateral Documents or otherwise; or

(5) for application as provided in the relevant provisions of the Indenture or any Collateral Document for which disposition is not otherwise specifically provided for in the Indenture or in any Collateral Document;

provided, however, that Trust Monies shall in no event include any property deposited with the Trustee for any redemption, legal defeasance or covenant defeasance of Notes, for the satisfaction and discharge of the Indenture or to pay the purchase price of Notes pursuant to a Change of Control Offer or Asset Sale Offer.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1) the Company certifies to the Trustee that such designation complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments”; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, or, if less, the amount of the value of the Investment in such Subsidiary when made, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding capital stock (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes the material U.S. federal income tax aspects of the exchange offer to holders of original notes. The discussion is for general information purposes only, is limited to U.S. federal income tax consequences of the exchange offer, and does not consider the aspects of the ownership and dispositions of the original notes or exchange notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the offering material with respect to the original notes.

This discussion does not consider the impact, if any, of the holder’s personal circumstances on the tax consequences of the exchange offer to such holder. The discussion also does not address the U.S. federal income tax consequences of holders subject to special treatment under U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the outstanding notes as part of a straddle, a hedge against currency risk, a conversion transaction, or other risk reduction transactions, or persons that have a functional currency other than the U.S. dollar and investors in pass-through entities. In addition, this discussion does not describe any state, local, or foreign tax consequences from the exchange. This discussion assumes the notes are held as capital assets within the meaning of Internal Revenue Code section 1221.

This discussion is based upon the Internal Revenue Code, existing and proposed regulations thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. The discussion herein does not foreclose the possibility of a contrary decision by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or Treasury Department in regulations or rulings issued in the future.

Holders of original notes should consult their own tax advisors regarding the application of U.S. federal income tax laws, as well as the tax laws of any state, local, or foreign jurisdiction, to the exchange offer (and to holding and disposing of the notes) in light of their particular circumstances.

The exchange of original notes for the exchange notes under the terms of the exchange offer will not constitute a taxable exchange. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging original notes for the exchange notes under the terms of the exchange offer, (2) the holder’s holding period of the exchange notes will include the holding period of the original notes exchanged for the exchange notes, and (3) a holder’s adjusted tax basis in the exchange notes will be the same as the adjusted tax basis, immediately before the exchange, of the original notes exchanged for the exchange notes.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of original notes that were acquired for the account of that broker-dealer as a result of market making or other trading activities, other than original notes acquired directly from us or any of our affiliates, may exchange those original notes for exchange notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by the broker-dealer as a result of market-marking or other trading activities, acknowledges that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities for other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the period may be suspended for a period if we determine, upon the advice of counsel, that the amended or supplemented prospectus would require disclosure of confidential information or interfere with any of our financing, acquisition, reorganization or other material transactions. All broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other holder of exchange notes. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commisions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the exchange notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the exchange notes will be passed upon for us by Winston & Strawn LLP.

EXPERTS

The consolidated financial statements of Wise Metals Group LLC as of December 31, 2002 and December 31, 2003, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the exchange notes. As permitted by the SEC’s rules, this prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the exchange notes in the registration statement. Statements made in this prospectus concerning the contents of a contract, agreement or other document are not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more compete understanding of the documents or matter involved. This prospectus contains summaries and other information believed by us to be accurate as of the date hereof with respect to specific terms of the indenture, including the form of notes, and the registration rights agreement, but reference is made to the actual documents for complete information with respect to those documents.

As a result of this exchange offer, we will become subject to the periodic reporting and other information requirements of the Securities Exchange act of 1934, as amended (the “Exchange Act”). We will file annual, quarterly and current reports, proxy statements and other information with the SEC. We do not expect that our guarantors will be subject to the information requirements of the Exchange Act. Our filings will be available over the Internet at http://www.sec.gov. You may also read and copy any document we file, including this registration statement and the exhibits and schedules thereto, at the SEC public reference room at: 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, at any time when we are not subject to the periodic reporting requirements of the Exchange Act, for so long as the notes are outstanding, we will provide the trustee with copies of annual audited financial statements prepared in accordance with U.S. generally accepted accounting principles and certified by our independent public accountants and with unaudited interim financial statements prepared in accordance with U.S. generally accepted accounting principles for each of the first three quarters of each fiscal year without any comparison to periods prior to our formation. We will furnish the trustee, upon its request, with sufficient copies of all such information to accommodate the requests of noteholders and holders of beneficial interests in the notes. Written requests for this information should be addressed to Wise Metals Group, 857 Elkridge Landing Road, Suite 600, Linthicum, Maryland 21090, attention: Secretary.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Wise Metals Group LLC

for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members

Wise Metals Group LLC

We have audited the accompanying consolidated balance sheets of Wise Metals Group LLC (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wise Metals Group LLC at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the Company adopted the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. As discussed in Note 2, the Company adopted the Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, on January 1, 2002.

/s/    ERNST & YOUNG LLP

February 3, 2004

Wise Metals Group LLC

Consolidated Balance Sheets

	December 31
	2003	2002
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$903	$3,533
Restricted cash	250	250
Restricted cash on deposit with brokers	—	6,666
Accounts receivable, less allowance for doubtful accounts ($1,901 in 2003 and $1,883 in 2002)	20,406	16,406
Inventories	163,250	156,264
Advances to and notes receivable from related party	—	4,404
Fair value of contracts under SFAS 133	6,562	—
Other current assets	3,178	2,499

Total current assets	194,549	190,022

Noncurrent assets:
Fair value of contracts under SFAS 133	—	191
Property and equipment, net	86,257	81,979
Other assets	4,551	7,021
Goodwill	283	—

Total noncurrent assets	91,091	89,191

Total assets	$285,640	$279,213

Liabilities and members’ equity
Current liabilities:
Accounts payable	$39,663	$44,082
Current portion of long-term debt	6,414	6,188
Borrowings under revolving credit facility	114,310	98,678
Fair value of contracts under SFAS 133	—	5,259
Accrued expenses, payroll taxes and other	16,146	22,360

Total current liabilities	176,533	176,567

Noncurrent liabilities:
Borrowings under secured credit facility, less current portion	16,500	22,500
Term loan, less current portion	2,618	1,435
Subordinated long-term obligation	35,428	34,634
Guarantee of affiliate debt	—	502
Fair value of contracts under SFAS 133	2,757	—
Other liabilities	8,914	8,248

Total noncurrent liabilities	66,217	67,319

Members’ equity:
Preferred member’s equity	22,500	22,500
Common members’ equity	20,390	12,827

Total members’ equity	42,890	35,327

Total liabilities and members’ equity	$285,640	$279,213

See accompanying notes.

Wise Metals Group LLC

Consolidated Statements of Operations

	Years ended December 31
	2003	2002	2001
	(In Thousands)
Sales	$619,058	$628,313	$641,945
Cost of sales (See Note 2 – Inventories/ LIFO)	601,675	593,048	600,939

Gross margin	17,383	35,265	41,006

Operating expenses:
Selling, general and administrative	9,204	6,750	9,540
Severance charges (credits)	(4,315)	6,196	3,074

Operating income	12,494	22,319	28,392

Other income (expense):
Nonrecurring charges	—	(3,221)	—
Guarantee of affiliate debt	300	1,471	2,413
Income from affiliate	973	—	—
Early extinguishment of debt	—	12,967	—
Interest expense and fees	(14,400)	(11,113)	(18,112)
Mark-to-market adjustment for contracts under SFAS 133	8,196	12,704	(17,752)

	(4,931)	12,808	(33,451)

Income (loss) before cumulative effect of change in accounting principle	7,563	35,127	(5,059)
Cumulative effect of change in accounting principle	—	—	(3,152)

Net income (loss)	$7,563	$35,127	$(8,211)

See accompanying notes.

Wise Metals Group LLC

Consolidated Statements of Members’ Equity

	Preferred Member’s Equity	Common Members’ Equity (Deficit)	Total
	(In Thousands)
Balance at December 31, 2000	$—	$(5,904)	$(5,904)
Capital contributions	13,703	—	13,703
Accretion to liquidation preference	8,797	(8,797)	—
2001 net loss	—	(8,211)	(8,211)

Balance at December 31, 2001	22,500	(22,912)	(412)
Issuance of 10% members’ interest	—	612	612
2002 net income	—	35,127	35,127

Balance at December 31, 2002	22,500	12,827	35,327
2003 net income	—	7,563	7,563

Balance at December 31, 2003	$22,500	$20,390	$42,890

See accompanying notes.

Wise Metals Group LLC

Consolidated Statements of Cash Flows

	Years ended December 31
	2003	2002	2001
	(In Thousands)
Cash flows from operating activities
Net income (loss)	$7,563	$35,127	$(8,211)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,300	8,679	8,084
Amortization of deferred financing fees	2,126	780	1,090
Guarantee of affiliate debt	(300)	(1,471)	(2,413)
LIFO provision	9,944	(3,811)	(9,676)
Gain on extinguishment of debt	—	(12,967)	—
Unrealized (gain) loss on contracts under SFAS 133	(8,196)	(12,704)	17,752
Cumulative effect of change in accounting principle	—	—	3,152
Changes in operating assets and liabilities:
Restricted cash	6,666	8,562	(15,478)
Accounts receivable, net	(562)	3,224	54,312
Inventories	(14,263)	(25,781)	33,624
Other current assets	(1,698)	(1,196)	506
Accounts payable	(6,931)	(9,856)	(15,561)
Advances to/from related parties	(2,952)	(4,086)	494
Accrued expenses, payroll and other	(6,037)	(7,366)	273

Net cash (used in) provided by operating activities	(2,340)	(22,866)	67,948
Cash flows from investing activities
Net cash received in acquisition of Wise Recycling LLC	736	—	—
Purchase of equipment	(10,143)	(14,248)	(8,419)

Net cash used in investing activities	(9,407)	(14,248)	(8,419)
Cash flows from financing activities
Issuance of long-term obligations	15,632	164,047	—
Payments on long-term obligations	(6,515)	(123,509)	(8,149)
Repayments of short-term borrowings	—	—	(51,271)

Net cash provided by (used in) financing activities	9,117	40,538	(59,420)

Net (decrease) increase in cash and cash equivalents	(2,630)	3,424	109
Cash and cash equivalents at beginning of year	3,533	109	—

Cash and cash equivalents at end of year	$903	$3,533	$109

See accompanying notes.

Wise Metals Group LLC

Notes to Consolidated Financial Statements

December 31, 2003

(Dollars in Thousands)

1. Organization and Basis of Presentation

Wise Metals Group LLC is a holding company formed for the purpose of managing the operations of Wise Alloys LLC, Wise Metals Trading LLC, and Wise Recycling LLC (collectively, the Company). Wise Alloys LLC (Alloys) manufactures and sells aluminum can stock and related aluminum products primarily to aluminum can producers. Wise Metals Trading LLC (Trading) operations were discontinued in 2000, except for one tolling and supply contract that completed was in 2002. Prior to June 30, 2003, the Company held a 50% membership interest in Wise Recycling LLC (Recycling) through a joint venture with Tomra North America, Inc. (TNA). Effective July 1, 2003, TNA conveyed its membership interest to Recycling, leaving the Company as the sole remaining member of Recycling. As a result, Recycling is now a wholly owned subsidiary, engaged in the recycling and sale of scrap aluminum and other non-ferrous metals.

The consolidated financial statements include the accounts of Wise Metals Group LLC and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Restricted Cash

The Company classifies cash pledged as collateral on its disbursement account with the bank as restricted cash in the consolidated balance sheets.

Derivatives and Hedging Activity

The Company has entered into long-term contracts to supply can stock to its largest customers (see Note 9). To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply contracts, the Company uses commodity futures and option contracts. In addition, the Company holds natural gas and interest rate caps and a natural gas collar.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The Statement requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through mark-to-market adjustments included in the statement of operations. No derivatives were designated as hedges. Because derivative instruments were not previously recognized in the balance sheet, the adoption of SFAS 133 on January 1, 2001 resulted in the recognition of a liability and a loss of $3,152. The loss has been reflected as the cumulative effect of an accounting change in the 2001 consolidated statement of operations. In determining fair value, the Company uses market quotes for contracts of similar maturity. In addition, in 2002 and 2001 management used estimates for the natural gas collar, as market prices were not continuously available.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

A summary of the Company’s derivative instruments and related activity at December 31, 2003, 2002, and 2001, and for the years then ended is as follows:

	2003		2002		2001
Description of Derivative Instrument	Fair Value	Unrealized Gain (Loss)	Fair Value	Unrealized Gain	Fair Value	Unrealized Gain (Loss)
Aluminum futures and options	$2,827	$8,602	$(6,454)	$5,123	$(13,791)	$(12,133)
Interest rate caps	20	(102)	325	1,072	(1,300)	194
Natural gas swaps, caps and collar	958	(304)	1,061	6,509	(5,813)	(5,813)

	$3,805	$8,196	$(5,068)	$12,704	$(20,904)	$(17,752)

In connection with the Company’s futures activity, the Company maintains lines of credit with brokers to cover unrealized losses on futures contracts and uses options to manage price exposure with respect to firm commitments to purchase or sell aluminum. There were no deposits with brokers at December 31, 2003. Total deposits with brokers were $6,666 at December 31, 2002.

Accounts Receivable

The Company’s accounts receivable consist of amounts due from customers throughout the United States, Canada, and Mexico. Collateral is generally not required.

The Company provides an allowance for doubtful accounts receivable by a charge to operations in amounts equal to the estimated losses expected to be incurred in collection of the accounts. The estimated losses are based on historical collection experience and a review of the current status of the existing receivables. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible.

Concentration of Risk

The Company transacts a significant portion of its business, consisting of both sales and purchases of aluminum, with large aluminum producers in the United States. Such large aluminum producers number less than 10. Management believes that the loss of any one of these large aluminum producers, whether as a customer or a vendor, would not have a significant long-term impact upon the Company’s operations, in that another producer would absorb the business that the Company transacts with any lost producer.

During the three years in the period ended December 31, 2003, the Company earned revenues from two customers that individually exceeded 10% of all revenues. These customers also comprised a significant amount of accounts receivable at December 31 as follows:

	2003		2002		2001
	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable
Customer A	$405,605	$13,459	$417,120	$12,341	$414,415	$13,452
Customer B	156,139	2,340	177,397	2,681	174,974	4,063

During the years ended December 31, 2003, 2002, and 2001, the Company purchased approximately 29%, 21%, and 23%, respectively, of its raw materials from two major suppliers.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

The Company is exposed to credit loss in the event of nonperformance of counterparties to open positions, commodity futures, and option contracts. This exposure is limited to those instances where the Company is in a net unrealized gain position. This credit risk is managed by entering into arrangements with counterparties meeting the credit standards and by monitoring position limits.

Certain employees of the Company are covered under collective bargaining agreements. Union contracts covering all union employees representing approximately 75% of all employees extend through 2007.

Inventories

Inventories consisted of the following:

	December 31
	2003	2002
Manufacturing inventories:
Raw materials	$37,989	$36,169
Work in progress	42,750	50,640
Finished goods	75,410	53,423
LIFO reserve	(12,066)	(2,122)

Total manufacturing inventories	144,083	138,110
Supplies inventory	19,167	18,154

Total inventories	$163,250	$156,264

The Company uses the last-in, first-out (LIFO) method of accounting for the manufacturing inventories for both book and tax purposes. If the first-in, first-out (FIFO) method had been used at December 31, 2003, inventories would have been approximately $12,066 higher. During 2001, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of 2001 purchases, the effect of which increased cost of sales and net loss by $1,243.

Supplies inventory is valued on an average cost basis. Inventories maintained by Recycling, totaling $3,327 at December 31, 2003 and comprised solely of raw materials, are valued on a first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (buildings–40 years, machinery and equipment–5 to 30 years, and furniture and fixtures–5 to 10 years).

Deferred Financing Costs

The Company has approximately $4,150 and $6,330 of unamortized deferred financing costs at December 31, 2003 and 2002, respectively. These costs are being amortized over the life of the related secured credit facilities (see Note 6) and are included in other noncurrent assets in the consolidated balance sheet. Accumulated amortization is approximately $2,906 and $780 at December 31, 2003 and 2002, respectively.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

Revenue Recognition

Sales revenue is recognized when products are shipped to customers, or upon transfer of title, if that occurs later.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company amounted to $17,529, $16,922 and $15,957 for the years ended December 31, 2003, 2002, and 2001, respectively, and are recorded as a reduction of sales in the consolidated statements of operations.

Nonrecurring Charges

During 2002, the Company incurred costs in connection with a proposed debt offering that was ultimately abandoned. These charges, totaling $3,221, have been reported as nonrecurring charges in the consolidated statement of operations.

Extinguishment of Debt

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). While adoption was required by January 1, 2003, the Company elected to early adopt the provisions of SFAS 145 on January 1, 2002. Among other provisions, the new standard no longer permits gains or losses from extinguishment of debt to be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board Opinion No. 30 (APB 30). SFAS 145 requires that gains or losses that do not qualify under APB 30 be classified within income / (loss) from continuing operations. With the adoption of the new standard, the Company was required to restate prior reporting by reclassifying any such extraordinary gains or losses to income / (loss) from continuing operations. During 2002, the Company realized a gain of $12,967 on extinguishment of debt (see Note 6) that has been reported as other income in the consolidated statement of operations.

Income Taxes

Wise Metals Group LLC and subsidiaries are taxed as partnerships under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations are included in the taxable income of the individual shareholders. As a result, no provision for federal income taxes has been included in the consolidated financial statements.

At a minimum, the Company intends to make cash distributions to its shareholders in the amount necessary for its shareholders to pay their individual taxes associated with the Company’s taxable income.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Wise Recycling Investment

Until July 1, 2003, the Company accounted for its 50% membership interest in Recycling using the equity method. Effective June 30, 2003, the Company acquired the remaining 50% of Recycling via TNA conveying its

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

membership interest back to Recycling, leaving the Company as the sole remaining member. The conveyance of TNA’s remaining 50% membership interest back to Recycling was accounted for by the Company using the purchase method of accounting and, accordingly, the carrying value of remaining 50% of the assets acquired and liabilities assumed was adjusted to their value at the date of the conveyance. The operating results of Recycling are included in the Company’s results of operations from July 1, 2003. A summary of the initial amounts consolidated in the Company’s financial statements as a result of this transaction is as follows:

Assets:
Cash and cash equivalents	$736
Accounts receivable	3,438
Inventories	2,667
Other assets	232
Property, plant and equipment	5,185
Goodwill	283

Total assets acquired	12,541
Liabilities assumed:
Accounts payable	2,512
Accrued liabilities	950
Long-term debt	1,924

Total liabilities assumed	5,386

Net investment in Recycling	$7,155

Advances to and notes receivable from related party in the 2002 consolidated balance sheet represent amounts advanced to Recycling by the Company. As of July 1, 2003, the Company began consolidating Recycling and, accordingly, such amounts have been eliminated in consolidation.

Prior to the conveyance transaction, the Company’s share of the losses from Recycling had exceeded the carrying amount of the investment. Because the Company had guaranteed debt of Recycling, losses in excess of the carrying value of the investment were recorded. These excess losses have been reflected in the accompanying consolidated balance sheets as “guarantee of affiliate debt.” The amount of the guarantee was reduced in 2002 and 2003, which resulted in the Company recognizing income to the extent of the reduced guarantee. Effective June 30, 2003, with the conveyance transaction, the $201 remaining balance of the “guarantee of affiliate debt” was eliminated in the consolidation of Recycling. Selected unaudited financial information for Recycling at December 31, 2002, prior to the Company’s consolidation of Recycling, is as follows:

Current assets	$6,028
Noncurrent assets	2,913

Total assets	$8,941

Current liabilities	$10,627
Members’ deficit	(1,686)

Total liabilities and members’ (deficit)	$8,941

Sales	$47,870
Gross profit	781
Net loss	(643)

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

The Company paid certain expenditures on behalf of Recycling that totaled $325 for the six months ended June 30, 2003, $206 for the year ended December 31, 2002 and $169 for the year ended December 31, 2001. These amounts were either subsequently reimbursed or are included in the consolidated balance sheets as advances to related party.

During the normal course of business, Recycling routinely sells products to the Company at market prices. Total sales from Recycling to the Company were $12,624, $23,917, and $38,379 for the six months ended June 30, 2003 and for years ended December 31, 2002 and 2001, respectively.

4. Property and Equipment

Major classes of property and equipment are:

	December 31
	2003	2002
Land, buildings and improvements	$10,526	$8,108
Machinery and equipment	104,674	93,442
Furniture, fixtures and other	2,888	2,234
Construction in progress	4,889	4,938

	122,977	108,722
Accumulated depreciation	(36,720)	(26,743)

	$86,257	$81,979

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $11,050, $7,461 and $7221, respectively.

5. Severance Charges

During 2000 and 2001, in an attempt to reduce the number of employees and improve operational efficiencies, the Company offered early retirement packages to various operational employees. A total of 111 employees accepted early retirement in 2000 and 143 employees accepted early retirement in 2001. As a result of these early retirements, the Company accrued $1,332 and $2,208 during 2000 and 2001, respectively, for these additional benefits. In addition, during 2001, 20 salaried employees were terminated, resulting in accrued severance charges of $866.

During 2002, the Company continued its efforts to reduce employee headcount and increase operational efficiencies. As a result, the Company gave notice of termination to 235 operational and administrative personnel, for which the Company accrued $6,196 of severance and related benefit costs. During 2003, management decided to retain a number of these employees either through reassignment or by maintaining certain operations that it had previously planned to discontinue. As a result approximately $4,401 of the accrued severance at December 31, 2002 was no longer needed and was, therefore, credited to income in 2003. The remainder of these costs was paid during 2003. These amounts have been included in operating expenses on the consolidated statements of operations.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

The following table illustrates these severance charges for the years ended December 31:

	2003	2002	2001
Balance at the beginning of the year	$7,594	$3,464	$1,332
Accrual of severance and related benefits	86	6,196	3,074
Payments made	(2,725)	(2,066)	(942)
Reversal of severance accrual	(4,401)	—	—

Balance at the end of year	$554	$7,594	$3,464

6. Financing Arrangements

Debt consists of the following at December 31:

	2003	2002
Secured credit facility	$136,810	$127,178
Subordinated 15% notes	35,428	34,634
Other notes payable	3,032	1,623

	175,270	163,435
Less current portion	(120,724)	(104,866)

	$54,546	$58,569

Effective September 10, 2002, the Company entered into a secured credit facility with a consortium of banks which includes a $130 million revolving line of credit and a $30 million term loan. In conjunction with entering into the secured credit facility, the Company, on the same date, sold $35 million of secured subordinated notes.

The revolver matures on September 10, 2005, and is available subject to maintenance of a stipulated borrowing base. At December 31, 2003 and 2002, $114,310 and $98,678, respectively was outstanding under the revolver. Interest is based on a variable rate of prime plus a range of 0.75% to 1.5% or LIBOR plus a range of 2.75% to 3.5%, and the Company is required to pay a commitment fee of 0.50% on the unused portion. At December 31, 2003, the average interest rate on debt outstanding under the revolver was 4.7%.

The term portion of the loan balance was $22,500 and $28,500 at December 31, 2003 and 2002, respectively. The term loan is payable in monthly installments of $500 plus interest based on a variable rate of prime plus a range of 1.00% to 1.75% or LIBOR plus a range of 3.25% to 4.00%, through September 1, 2005, with the final payment of the entire remaining balance due on September 10, 2005. At December 31, 2003, the average interest rate on the term loan was 5.1%.

The revolver and term loan are secured by all tangible and intangible assets of the Company. In addition, the credit facility and the notes require the Company to comply with certain covenants, including maintenance of certain financial ratios.

The secured subordinated notes mature on September 10, 2009. The notes bear interest at an annual fixed rate of 15%, of which 13% is due on a quarterly basis and the remaining 2% is paid at maturity. The full $35 million principal and accrued interest are due at maturity. In conjunction with the financing, the note holders also

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

received a 10% common interest in the Company that was valued at $612. This amount was recorded as a discount on the debt and is being amortized as interest expense over the life of the notes. As of December 31, 2003 and 2002, the unamortized discount was $497 and $584, respectively, and as of December 31, 2003 and 2002, accrued interest due on September 10, 2009 was $924 and $218, respectively.

During 1999, the Company incurred $22,000 in subordinated notes payable to Reynolds Metals Company (subsequently acquired by Alcoa, Inc.) in connection with the acquisition of the Alloys business. On March 27, 2002, and as amended on September 10, 2002, the Company reached a settlement agreement with Alcoa that provided for the forgiveness of all balances outstanding under these notes upon receipt of payment in full of trade payables to Alcoa and a payment on the debt of $2,000. As a result of the debt payment and full payment on the trade payables made by the Company in 2002, the full amount then outstanding on the notes of $12,967 was forgiven. This amount was reflected in the Statement of Operations as a gain on early extinguishment of debt.

Other notes payable includes a note payable to the Tennessee Valley Authority that is payable in monthly installments of principal and interest (at the rate of 4.5% per annum) through November 2010. Amounts outstanding as of December 31, 2003 and 2002 were $1,435 and $1,623, respectively. Other notes payable also includes secured mortgage notes payable to Tomra of North America Finance Corporation (Tomra Finance) that are payable in monthly installments of principal plus interest of 8% per annum through January 2005. The amount of mortgage notes outstanding as of December 31, 2003 was $1,388. Finally, also included in other notes payable are unsecured notes payable to Tomra Finance totaling $209 at December 31, 2003. These notes are payable in monthly installments of principal plus interest based on an annual variable rate of prime (4% as of December 31, 2003) through January 2005.

At December 31, 2003, the Company also has a $2.4 million letter of credit outstanding with a financial institution.

Principal payments due on long-term debt outstanding for the years ending December 31 are as follows:

2004	$6,414
2005	18,059
2006	188
2007	188
2008	188
Thereafter	35,923

$60,960

Interest paid during the years ended December 31, 2003, 2002, and 2001 was $12,584, $9,527, and $15,433, respectively.

7. Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and certain other financial instruments approximates their fair value at December 31, 2003 and 2002, respectively. The fair value of the Company’s debt was approximately $183,269 and $163,435 at December 31, 2003 and 2002, respectively, based on the book value of the secured credit facility, and the Company’s estimate of fair value of the secured subordinated notes. The Company

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

estimated the fair value of the secured subordinated notes using a discounted cash flow analysis, using interest rates that the Company believes would be obtainable at that point in time.

The Company, as of December 31, 2003 and 2002, has net commodity futures contracts outstanding to purchase 48,450 and 28,775 metric tons, respectively, of aluminum through 2004. At December 31, 2003 and 2002, these commodity futures had a fair value of $2,827 and $(7,001), respectively. At December 31, 2002, the Company had commodity options outstanding for 13,500 metric tons of aluminum with a fair value of $547. At December 31, 2003, the Company had no commodity options outstanding.

As discussed in Note 2, the Company also has natural gas swaps and an interest rate cap at December 31, 2003 and 2002, as well as a natural gas cap and collar at December 31, 2002. The natural gas instruments cover the Company’s estimated natural gas production requirements for the first quarter of 2004 as well as a portion of the estimated production requirements for the remainder of 2004. The interest rate cap has a notional coverage amount of $50 million, effectively limiting the exposure to increases in the LIBOR rate beyond 2.5%. See Note 2 for their respective fair values.

8. Benefit Plans

Effective April 1, 1999, the Company established a defined benefit pension plan that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior service. In addition, defined contribution plans for both union and nonunion employees were established.

In 2003 the Company established negotiated defined contributions for certain union employees to multi-employer union pension plans. This was done in exchange for freezing service time and pension factor in the aforementioned defined benefit plan as of the first quarter of 2004 and eliminating post-retirement benefits for affected employees.

The Company also established post-retirement benefit plans for all hourly and salaried employees effective April 1, 1999. The union employees who become eligible to retire under the defined benefit plan, and are not a part of the unions that have elected the multi-employer option, will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years service with Wise Alloys LLC and the previous owner of the Wise Alloys facilities will be eligible for medical benefits until age 65.

The Company’s funding policy for these plans is to contribute negotiated amounts to the multi-employer funds and amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act for the defined benefit plans but not to exceed the maximum deductible amount allowed by the Internal Revenue Code. The Company contributed $1,247 to the multi-employer plans during 2003. Contributions to the defined benefit plan are expected to be $1,756 during 2004.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

The Company uses October 31 as the measurement date for all defined benefit plans. The following summarizes the significant information relating to these defined benefit plans as of and for the years ended December 31, 2003, 2002, and 2001.

	2003		2002		2001
	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits	Pension Benefits	Other Post- Retirement Benefits
Accumulated benefit obligation	$10,194	N/A	$6,886	N/A	$4,395	N/A

Change in benefit obligation:
Benefit obligation, beginning of year	$7,058	$4,264	$4,660	$2,931	$3,840	$3,182
Service cost	1,955	1,890	1,846	1,199	2,216	1,157
Interest cost	478	398	349	220	266	132
Actuarial (gain)/loss	298	2,898	(593)	(86)	(269)	(1,471)
Effect of curtailments	—	(3,329)	—	—	(1,393)	(69)
Plan amendment	—	—	796	—	—	—
Significant event	490	—	—	—	—	—
Benefits paid	(85)	—	—	—	—	—

Benefit obligation, end of year	$10,194	$6,121	$7,058	$4,264	$4,660	$2,931

Change in plan assets:
Fair value of plan assets, beginning of year	$4,438	$—	$1,898	$—	$1	$—
Employer contributions	1,360	—	2,488	—	1,897	—
Benefits paid	(85)	—	—	—	—	—
Actual return on assets	50	—	52	—	—	—

Fair value of plan assets, end of year	$5,763	$—	$4,438	$—	$1,898	$—

Reconciliation of funded status:
Funded status	$(4,431)	$(6,121)	$(2,620)	$(4,264)	$(2,762)	$(2,931)
Unrecognized net asset	—	—	—	—	(560)	(1,606)
Unrecognized net gain	(445)	(210)	(1,042)	(1,573)	—	—
Unrecognized prior service cost	434	—	796	—	—	—

Net amount recognized	$(4,442)	$(6,331)	$(2,866)	$(5,837)	$(3,322)	$(4,537)

Components of net periodic benefit cost:
Service cost	$1,955	$1,890	$1,846	$1,199	$2,216	$1,157
Interest cost	478	398	350	220	266	132
Expected return on plan assets	(324)	—	(156)	—	(40)	—
Amortization of prior service cost	61	—	—	—	—	—
Net gain recognition	(26)	—	(8)	(62)	189	51
Curtailments	(1,096)	—	—	—	(1,394)	(68)
Special termination benefits	1,887	—	—	—	—	—

Total pension benefit cost	$2,935	$2,288	$2,032	$1,357	$1,237	$1,272

Weighted average assumptions:
Discount rate	6.5%	6.5%	6.75%	6.75%	7.5%	7.5%
Expected long-term return on assets	7.0%	N/A	7.0%	N/A	7.0%	N/A

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

During 2001, the Company had a reduction in force that was treated as a partial curtailment of the plans. As a result, a curtailment gain of $1,462 related to the defined benefit plans was recognized in 2001.

During 2003, 77 employees were laid off and were offered enhanced pension benefits. The increase in the projected benefit obligation as a result of this layoff was $1,887. This amount exceeded the projected benefit obligation for these employees prior to their layoff by $490, the entire amount of which has been recognized as a component of net pension cost for 2003. Additionally, during 2003, several unions covering participants of the pension plan have elected to transfer their pension coverage for their members to multi-employer plans. This transfer had the effect of reducing the expected future years of service for all plan participants by 41%. As a result, a proportionate share of the unrecognized prior service cost of $301 was recognized in the current year net pension cost.

During 2003, several unions covering participants of the other post-retirement benefit plan forfeited the other post-retirement benefit coverage for their members in exchange for future contributions to the multi-employer plans discussed above. This agreement was treated as a partial plan curtailment, resulting in the recognition of a curtailment gain of $3,329.

As of December 31, 2003, 2002 and 2001, the assets of the pension plan are invested solely in money market funds. However, the Company’s target investment policy is to have the assets invested 60% in equity securities and 40% in debt securities. The Company is currently adjusting the plan’s investments to comply with the investment policy. The Company has used a long-term rate of return of 7% based on the targeted investment mix rather than the current investment portfolio. Based on adjustments to be made to the investment portfolio, and historical rates of returns earned by the market in general, the plan assets are expected to return 7% during 2004.

9. Preferred Member’s Interest

During 2001, the Company granted TNA a preferred member’s interest in exchange for forgiveness of certain payables. The preferred member’s interest has a liquidation preference of $22,500 upon dissolution of the Company. The preferred member’s interest does not participate in the profits or losses of the Company, but has a right to a guaranteed payment equal to 8% of the initial preferred member’s account. However, no guaranteed payments are made or accrued for any period in which TNA has already received a quality premium payment from the Company under the Supply Agreement in place between TNA and the Company. The quality premium payment under the Supply Agreement is a required premium payment of $1.8 million per year as long as TNA provides at least the minimum level of raw materials as outlined in the contract. As the premium payment has been made each year, no guaranteed payments were made or accrued during 2003, 2002, and 2001.

In addition, TNA has the right to convert the preferred member’s interest to a common interest equal to a percentage of all members’ interests which, as of the date of the original agreement, was estimated to be 30%.

10. Commitments and Contingencies

The Company has entered into long-term supply contracts to supply a significant amount of aluminum can stock with certain customers, which represents more than 50% of the production capacity of Alloys. The price under these supply agreements is based on the prior six-month average of a quoted exchange and is reset every six months.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

December 31, 2003

(Dollars in Thousands)

At December 31, 2003, the Company has entered into fixed priced sales commitments of approximately 369 million pounds. Additionally, the Company entered into fixed price commitments to purchase raw material inventory of approximately 46 million pounds. The Company uses commodity futures and option contracts to reduce the risk of changing prices for purchases and sale of metal.

The Company is a party to certain claims and litigation associated with employment related matters for which management believes that the ultimate resolution will not have a material adverse impact on the Company’s financial position.

Wise Metals Group LLC

Consolidated Balance Sheets

	June 30, 2004 (unaudited)	December 31, 2003
	(In Thousands)
Assets:
Current Assets:
Cash and cash equivalents	$1,117	$903
Restricted cash	1,089	250
Accounts receivable, less allowance	68,152	20,406
Inventories	146,428	163,250
Other current assets	5,151	9,740

Total current assets	221,937	194,549
Non-current assets:
Property and equipment, net	83,089	86,257
Other assets	7,954	4,551
Goodwill	283	283

Total non-current assets	91,326	91,091

Total assets	$313,263	$285,640

Liabilities and members’ equity:
Current liabilities:
Accounts payable	$58,221	$39,663
Borrowing under revolving credit facility	61,161	114,310
Current portion of long-term debt	1,662	6,414
Accrued expenses, payroll and other	18,994	16,146

Total current liabilities	139,988	176,533
Non-current liabilities:
Borrowings under secured credit facility	—	16,500
Subordinated obligations, less current portion	—	35,428
Senior secured notes	150,000	—
Term loans, less current portion	1,139	2,618
Fair value of contracts under SFAS 133	—	2,757
Other liabilities	9,664	8,914

Total non-current liabilities	160,803	66,217
Members equity:
Preferred member’s equity	—	22,500
Common members’ equity	12,472	20,390

Total members’ equity	12,472	42,890

Total liabilities and members’ equity	$313,263	$285,640

See accompanying notes.

Wise Metals Group LLC

Consolidated Statements of Operations

For the Three and Six months ended June 30, 2004 and 2003

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(In Thousands)		(In Thousands)
Sales	$197,953	$157,379	$395,169	$313,773
Cost of sales (See Note 2—Inventories/LIFO)	188,113	148,531	387,318	308,212

Gross margin	9,840	8,848	7,851	5,561
Operating expenses:
Selling, general, and administrative	2,615	2,214	5,116	4,248
Severance credits	—	(1,076)	—	(4,024)

Operating income	7,225	7,710	2,735	5,337
Other income (expense):
Interest expense and fees, net	(3,985)	(3,536)	(7,555)	7,264
Loss on early extinguishment of debt	(7,455)	—	(7,455)	—
Guarantee of affiliate debt	—	300	—	300
Unrealized gain (loss) on derivative instruments	(6,278)	(1,155)	(4,030)	2,016

Net (loss) income	$(10,493)	$3,319	$(16,305)	$389

See accompanying notes.

Wise Metals Group LLC

Consolidated Statements of Cash Flows

Six months ended June 30, 2004 and 2003

(Unaudited)

	2004	2003
	(In Thousands)
Cash flows from operating activities
Net (loss) income	$(16,305)	$389
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,580	6,081
Amortization of deferred financing fees	4,319	1,186
LIFO provision	8,974	3,738
Guarantee of affiliate debt	—	(300)
Unrealized losses (gains) on derivatives	4,030	(2,016)
Changes in operating assets and liabilities:
Restricted cash	(839)	5,886
Accounts receivable	(47,746)	(17,508)
Inventories	7,848	21,153
Other current assets	(1,973)	(916)
Accounts payable	18,558	(350)
Advances to/from related parties	—	(1,201)
Accrued expenses, payroll and other	4,044	(8,462)

Net cash (used in) provided by operating activities	(12,510)	7,680
Cash flows from investing activities
Purchase of equipment	(3,412)	(7,879)

Net cash used in investing activities	(3,412)	(7,879)
Cash flows from financing activities
Net repayments of short-term borrowings	(53,149)	(138)
Proceeds of senior secured notes, net of fees paid	141,816	—
Repayment of term debt	(22,500)	(3,000)
Repayment of subordinated debt	(35,687)	—
Payments on long-term obligations	(231)	(94)
Purchase of members’ equity	(14,113)	—

Net cash provided by (used in) financing activities	16,136	(3,232)
Net increase (decrease) in cash and cash equivalents	214	(3,431)
Cash and cash equivalents at beginning of period	903	3,533

Cash and cash equivalents at end of period	$1,117	$102

See accompanying notes.

Wise Metals Group LLC

Notes to Consolidated Financial Statements

June 30, 2004

(Unaudited)

(Dollars in Thousands)

1. Organization

Wise Metals Group LLC is a holding company formed for the purpose of managing the operations of Wise Alloys LLC and Wise Recycling LLC (collectively, the Company). Wise Alloys LLC (Alloys) manufactures and sells aluminum can stock and related aluminum products primarily to aluminum can producers. Prior to June 30, 2003, the Company held a 50% membership interest in Wise Recycling LLC (Recycling) through a joint venture with Tomra North America, Inc. (TNA). Effective July 1, 2003, TNA conveyed its membership interest to Recycling, leaving the Company as the sole remaining member of Recycling. As a result, Recycling is now a wholly owned subsidiary, engaged in the recycling and sale of scrap aluminum and other non-ferrous metals.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in accordance with generally accepted accounting principles for interim financial information and with the requirements of Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the disclosures normally required by U.S. generally accepted accounting principles for complete financial statements. The condensed consolidated financial statements have been prepared in accordance with the Company’s customary accounting practices and, in the opinion of management, all adjustments necessary to fairly present the results of operations for the reported interim periods have been made and were of a normal recurring nature. Operating results for the six month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The accompanying condensed consolidated financial statements include the accounts of Wise Metals Group LLC and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

Derivatives and Hedging Activity

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply contracts, the Company uses commodity futures and option contracts. In addition, the Company holds natural gas and interest rate caps.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activity. The Statement requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. The Company has elected to not designate any of its derivative instruments as hedges.

In determining fair value, the Company uses market quotes for contracts of similar maturity. The market quotes for the aluminum futures and options are adjusted for premiums/discounts for various product grades, locations, and the closing times for various terminal markets.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

June 30, 2004

(Unaudited)

(Dollars in Thousands)

A summary of the fair value of the Company’s derivative instruments is as follows:

Description of Derivative Instrument	Fair value at June 30, 2004	Fair value at December 31, 2003
Aluminum futures and options	$(603)	$2,827
Natural gas futures and options	649	958
Interest rate caps	10	20

	$56	$3,805

Unrealized gain (loss) amounts recorded were as follows:

	Three months ended June 30		Six months ended June 30
Description of Derivative Instrument	2004	2003	2004	2003
Aluminum futures and options	$(5,742)	$(183)	$(3,531)	$3,577
Natural gas futures and options	(531)	(929)	(489)	(1,474)
Interest rate caps	(5)	(43)	(10)	(87)

	$(6,278)	$(1,155)	$(4,030)	$2,016

In connection with the Company’s futures activity, the Company maintains lines of credit with brokers to cover unrealized losses on futures contracts and uses options to manage price exposure with respect to firm commitments to purchase or sell aluminum.

Inventories

Inventories consisted of the following:

	June 30 2004	December 31 2003
	(unaudited)
	(In Thousands)
Manufacturing inventories:
Raw materials	$47,589	$37,989
Work in progress	64,372	42,750
Finished goods	37,146	75,410
LIFO reserve	(21,040)	(12,066)

Total manufacturing inventories	128,067	144,083
Supplies inventory	18,361	19,167

Total inventories	$146,428	$163,250

The Company reduced inventory quantities during each of the six month periods ended June 30, 2004 and 2003. The reduction in the inventory quantities resulted in LIFO liquidation charges and a resulting increase to cost of sales of $8,974 and $3,738 for the six months ended June 30, 2004 and 2003, respectively. The

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

June 30, 2004

(Unaudited)

(Dollars in Thousands)

liquidated layers are not anticipated to be replenished by year end and therefore, the resulting charge was taken in the first quarter. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs dependent upon prevailing aluminum costs and other factors which are beyond management’s control.

3. Financing Arrangements

Debt consists of the following at:

	June 30 2004	December 31 2003
Secured credit facility	$61,161	$136,810
Senior secured 10.25% notes due 2012	150,000	—
Subordinated 15% notes	—	35,428
Other notes payable	2,801	3,032

	213,962	175,270
Less current portion	(62,823)	(120,724)

	$151,139	$54,546

Effective May 5, 2004, the Company issued $150 million of 10.25% senior secured notes due 2012. In conjunction with issuing the notes, the Company, on the same date, amended and restated its secured credit facility reducing the revolving line of credit from $130 million to $75 million. The proceeds of the notes were used to repay the $30 million term loan of which $20 million had been outstanding.

Further use of proceeds included an early extinguishment of the subordinated 15% notes for which a prepayment penalty of $3,500 was paid and is included as other expense in the Company’s second quarter consolidated statement of operations. As part of the refinancing, approximately $3,955 of then deferred financing costs were written off through accelerated amortization of deferred financing fees and is also included as other expense. Accordingly, total early extinguishment of debt was $7,455.

Total financing costs of $8,184 were incurred and were deducted from the $150 million gross proceeds and are included on the balance sheet as other long term assets.

As a result of amending and restating the secured credit facility, the interest rate on the revolving line of credit was reduced from a variable rate of prime plus a range of 0.75% to 1.50% or LIBOR plus a range of 2.75% to 3.50% to a variable rate of prime plus a range of 0% to 0.50% or LIBOR plus a range of 2.25% to 2.75%.

4. Pension and Post Retirement Benefits

Effective April 1, 1999, the Company established a defined benefit pension plan that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior service. In addition, defined contribution plans for both union and nonunion employees were established.

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

June 30, 2004

(Unaudited)

(Dollars in Thousands)

In 2003 the Company negotiated defined contributions, for certain union employees, to multi-employer union pension plans. This was done in exchange for freezing service time and the pension factor in the aforementioned defined benefit plan as of the first quarter of 2004 and eliminating post retirement benefits for affected employees.

The Company also established post retirement benefit plans for all hourly and salaried employees effective April 1, 1999. The union employees who become eligible to retire under the defined benefit plan, and are not a part of the unions that have elected the multi-employer option, will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years service with Wise Alloys LLC and the previous owner of the Wise Alloys facilities will be eligible for medical benefits until age 65.

The Company’s funding policy for these plans is to contribute negotiated amounts to the multi-employer funds and amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act for the defined benefit plans but not to exceed the maximum deductible amount allowed by the Internal Revenue Code. The Company contributed $1,247 to the multi-employer plans during 2003. Contributions to the defined benefit plan are expected to be $1,756 during 2004.

The 2004 and 2003 amounts shown below reflect the defined benefit pension and other postretirement benefit expense for the three months ended June 30 for each year:

	Pension Benefits		Other Post Retirement Benefits
	2004	2003	2004	2003
Service cost	$267	$489	$370	$473
Interest cost	164	120	100	100
Expected return on plan assets	(103)	(81)	—	—
Amortization of prior service cost	9	15	—	—
Amortization of net loss	—	(7)	(2)	—
Special termination benefits	—	472	—	—
Curtailment gains	—	(1,096)	—	—

Net periodic benefit cost	$337	$(88)	$468	$573

The 2004 and 2003 amounts shown below reflect the defined benefit pension and other postretirement benefit expense for the six months ended June 30 for each year:

	Pension Benefits		Other Post Retirement Benefits
	2004	2003	2004	2003
Service cost	$534	$978	$740	$946
Interest cost	328	240	200	200
Expected return on plan assets	(206)	(162)	—	—
Amortization of prior service cost	18	30	—	—
Amortization of net loss	—	(14)	(4)	—
Special termination benefits	—	944	—	—
Curtailment gains	—	(1,096)	—	(1,847)

Net periodic benefit cost	$674	$920	$936	$(701)

Wise Metals Group LLC

Notes to Consolidated Financial Statements—(Continued)

June 30, 2004

(Unaudited)

(Dollars in Thousands)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law which introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” As provided under FSP No. 106-1, we have elected to defer accounting for the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued or until a significant event occurs that ordinarily would call for us to remeasure our plan’s assets and obligations. The guidance, when issued, could require us to change previously reported information. Additionally, the accrued benefit obligation and the net periodic postretirement benefit cost included in our condensed consolidated financial statements do not reflect the effects of the Act on our plan.

In May 2004, the FASB issued FSP No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP No. FAS 106-2 provides guidance on accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. FSP No. FAS 106-2 is effective for our first interim period commencing after June 15, 2004 and thus we are required to adopt the provisions of this pronouncement in our third quarter. At this time, we have not evaluated nor consulted with our actuary regarding the impact of this pronouncement.

5. Members’ Equity

Effective May 5, 2004, the Company issued $150 million of 10.25% senior secured notes due 2012. The use of these proceeds included the repurchase of a 10% common membership interest in the Company that was owned by the holders of the $35 million secured subordinated notes that were also repaid from the use of proceeds. The 10% common membership interest in the Company that was valued at $612 as of the September 2002 issuance of the secured subordinated notes was purchased by the Company for $4,500.

In addition, the preferred member’s interest which had been granted by the Company in 2001 to Tomra North America, Inc. was repurchased for $9,000. The preferred member’s equity position carried a $22,500 liquidation preference upon dissolution of the Company as well as the right to a guaranteed payment of 8% of the initial preferred member’s account. As a result of the repurchase of this preferred member’s equity, the Company is no longer obligated to make the guaranteed payment.

Schedule II

Valuation and Qualifying Accounts

Allowance for Doubtful Accounts—For the periods ended below

Period Ending	Balance at Beginning of Period	Charge to Costs and Expense	Deductions– Write Offs	Other		Balance at Ending of Period
December 31, 2001	$1,400	$572	$1,200	—		$772
December 31, 2002	$772	$1,683	$572	—		$1,883
December 31, 2003	$1,883	$—	$—	$18	(1)	$1,901
June 30, 2004	$1,901	$—	$1,683	—		$218

(1)	Addition due to acquisition of Wise Recycling

WISE METALS GROUP LLC

WISE ALLOYS FINANCE CORPORATION

$150,000,000

OFFER TO EXCHANGE

10 1/4% Senior Secured Notes due 2012,

for any and all outstanding

10 1/4% Senior Secured Notes due 2012,

of

Wise Metals Group LLC and Wise Alloys Finance Corporation